Exhibit (a)(1)(i)

Offer to Purchase

All Outstanding Shares of Common Stock

of

scPharmaceuticals Inc.,

at

$5.35 per share in cash, plus one non-tradable contingent value right per share representing the right to receive certain contingent payments of up to an aggregate amount of $1.00 per each contingent value right in cash on the achievement of specified milestones on or prior to the applicable milestone outside dates by

Seacoast Merger Sub, Inc.

a direct wholly owned subsidiary of

MannKind Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE FOLLOWING 11:59 P.M. (EASTERN TIME), ON OCTOBER 6, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

This Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of August 24, 2025 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among MannKind Corporation, a Delaware corporation (“Parent”), Seacoast Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), and scPharmaceuticals Inc., a Delaware corporation (the “Company”). Purchaser is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”), of the Company, at a price of (i) $5.35 per Company Share, in cash (the “Cash Amount”), without interest, subject to any applicable withholding taxes, plus (ii) one non-tradable contingent value right (each a “CVR”) per Company Share, representing the right to receive certain contingent payments of up to an aggregate amount of $1.00 per CVR in cash, without interest, subject to any applicable withholding taxes, upon the achievement of certain regulatory and net sales milestones on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in the Contingent Value Rights Agreement (the “CVR Agreement”), to be entered into with a rights agent (the “Rights Agent”) mutually agreeable to Parent and the Company (the Cash Amount plus the CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase, dated September 8, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) and the related Notice of Guaranteed Delivery (as it may be amended or supplemented from time to time, the “Notice of Guaranteed Delivery” and which, together with the Offer to Purchase and the Letter of Transmittal, constitutes the “Offer”).

Pursuant to the Merger Agreement, subject to the satisfaction or waiver (to the extent permissible) of the conditions set forth in the Merger Agreement, as promptly as practicable following the time as of which Purchaser accepts for payment all Company Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) (in any event, no later than the first business day after the satisfaction or waiver (to the extent permissible) of the last to be satisfied or waived of the conditions set forth in the Merger Agreement), Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and a direct wholly owned subsidiary of Parent (the “Surviving Company”), on the terms and subject to the conditions set forth in the Merger Agreement. At the date and time of the filing of the certificate of merger in respect of the Merger with the Secretary of State of the State of Delaware or at such later date and time as is agreed upon in writing by the parties to the Merger Agreement and specified in the certificate of merger (the “Effective Time”), each Company Share then outstanding (other than any Company Shares owned by Parent, Purchaser or the Company or by any of their respective subsidiaries (or held in the Company’s treasury), which will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor (the “Cancelled Company Shares”)) will be cancelled and (other than any Company Shares held by holders who are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”) and who have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Company Shares”)) will be converted into the right to receive the Offer Price, without interest, subject to any applicable withholding of taxes. Under no circumstances will interest be paid with respect to the purchase of Company Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Company Shares.

THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY RECOMMENDED THAT YOU TENDER ALL OF YOUR SHARES PURSUANT TO THE OFFER.

The board of directors of the Company (the “Company Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, the CVR Agreement and the Tender Agreements (as defined below), including the Offer and the Merger (collectively, the “Transactions”) are advisable and fair to, and in the best interest of, the Company and the stockholders of the Company, (ii) agreed that the Merger will be subject to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and approved the CVR Agreement and the transactions contemplated thereby, and (iv) resolved to recommend that the holders of Company Shares accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer.

The obligation of Purchaser to purchase Company Shares tendered in the Offer is subject to the satisfaction or waiver (to the extent permissible) of a number of conditions set forth in the Merger Agreement, including, among other things, as of one minute following 11:59 p.m. Eastern time on October 6, 2025 (the “Expiration Date,” unless the period during which the Offer is open is extended pursuant to and in accordance with the Merger Agreement, in which event “Expiration Date” will mean the subsequent time and date to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement) (i) there having been validly tendered (not including any Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) and not validly withdrawn Company Shares that, considered together with all other Company Shares (if any) beneficially owned by Parent and its subsidiaries, represent one more Company Share than 50% of the total number of Company Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”); (ii) subject to certain materiality exceptions, the truth and accuracy of the representations and warranties of the Company contained in the Merger Agreement; (iii) the compliance with, or performance in all material respects of, all of the covenants and agreements that the Company is required to comply with or perform at or prior to the Offer Acceptance Time (without giving effect to any limitation as to “materiality” set forth in any such covenants or agreements); (iv) the absence of a Company Material Adverse Effect (as defined below) since the date of the Merger Agreement that is continuing as of the Offer Acceptance Time; (v) the termination or expiration of any applicable waiting period (and any extensions thereof) relating to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the Required Antitrust Approvals (as defined in the Merger Agreement) (including any timing agreement entered into with any Governmental Authority (as defined in the Merger Agreement)), and any approvals or clearances required thereunder having been obtained; and (vi) certain other customary conditions. See Section 15 — “Conditions to the Offer.”

This Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer. A summary of the principal terms of the Offer appears on pages 1 through 12 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Company Shares.

September 8, 2025

iii

IMPORTANT

If you desire to tender all or any portion of your Company Shares in the Offer, this is what you must do:

•

If you are a record holder of Company Shares (i.e., a stock certificate has been issued to you or the Company Shares have been issued to or entered for you in book entry form and registered in your name), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate to Broadridge Corporate Issuer Solutions, LLC, the depositary for the Offer (the “Depositary”), or follow the procedures for book entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Company Shares.”

•

If you are a record holder of Company Shares as of the Record Date but your stock certificate is not available or you cannot deliver it to the Depositary prior to the Expiration Date, or you cannot complete the procedure for book-entry transfer prior to the Expiration Date, you may be able to tender your Company Shares using the enclosed Notice of Guaranteed Delivery, however, any Company Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Expiration Date will not count toward satisfaction of the Minimum Condition. Please call MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), toll free, at (800) 322-2885 (or please call (212) 929-5500 if you are located outside the U.S. or Canada) or email them at tenderoffer@mackenziepartners.com for assistance. See Section 3 — “Procedures for Tendering Company Shares” for further details.

•

If you hold your Company Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Company Shares be tendered to Purchaser before the expiration of the Offer.

The Letter of Transmittal, the certificates for the Company Shares (or confirmation of the book-entry transfer of such Company Shares) and any other required documents (or in the case of a book-entry transfer, an Agent’s Message (defined in Section 3 — “Procedures for Tendering Shares”)) must reach the Depositary before the expiration of the Offer (currently scheduled for one minute following 11:59 p.m. (Eastern time), on October 6, 2025, unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement), unless the procedures for guaranteed delivery described in Section 3 — “Procedures for Tendering Company Shares” of this Offer to Purchase are followed.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery. Any representation to the contrary is unlawful.

* * *

Questions and requests for assistance may be directed to the Information Agent at the address, email address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov/edgar. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

iv

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

7 Penn Plaza

New York, New York 10001

(212) 929-5500

or

Call Toll Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

v

i

SUMMARY TERM SHEET

Purchaser, a direct wholly owned subsidiary of Parent, is offering to purchase all outstanding Company Shares for (i) $5.35 per Company Share, in cash, without interest, subject to any applicable withholding taxes, plus (ii) one CVR per Company Share, representing the right to receive certain contingent payments of up to an aggregate amount of $1.00 per CVR in cash, without interest, subject to any applicable withholding taxes, upon the achievement of certain regulatory and net sales milestones on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in the CVR Agreement, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery. We have included cross-references to other sections of this Offer to Purchase in this summary term sheet to direct you to the sections of the Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. Questions or requests for assistance may be directed to the Information Agent, at the address, email address and telephone numbers for the Information Agent set forth on the back cover of this Offer to Purchase. Unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser.

Securities Sought	All of the outstanding shares of common stock, par value $0.0001 per share, of the Company.

Price Offered Per Share	(i) $5.35 per Company Share, in cash, without interest subject to any applicable withholding taxes, plus (ii) one CVR per Company Share, representing the right to receive certain contingent payments of up to an aggregate amount of $1.00 per CVR in cash, without interest, subject to any applicable withholding taxes, upon the achievement of certain regulatory and net sales milestones on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in the CVR Agreement.

Scheduled Expiration of Offer	One minute following 11:59 p.m. (Eastern time), on October 6, 2025, unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement. See Section 1 — “Terms of the Offer.”

Purchaser	Seacoast Merger Sub, Inc., a Delaware corporation formed for the purpose of making this tender offer for all of the outstanding Company Shares and a direct wholly owned subsidiary of Parent. See Section 8 — “Certain Information Concerning Purchaser and Parent.”

Company Board’s Recommendation

The Company Board has unanimously (i) determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interest of, the Company and the stockholders of the Company, (ii) agreed that the Merger will be subject to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and approved the CVR Agreement and the transactions contemplated thereby, and (iv) resolved to recommend that the holders of Company Shares accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”).

Who is offering to buy my securities?

Our name is Seacoast Merger Sub, Inc. We are a Delaware corporation formed for the purpose of making this tender offer for all of the outstanding Company Shares. We are a direct wholly owned subsidiary of Parent. See Section 8 — “Certain Information Concerning Purchaser and Parent.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding Company Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery. See the “Introduction.”

Why are you making the Offer?

We are making the Offer pursuant to the Merger Agreement in order to acquire the entire equity interest in the Company. If the Offer is consummated, subject to the satisfaction or waiver (to the extent permissible) of the remaining conditions set forth in the Merger Agreement, we, Parent and the Company will consummate the Merger as promptly as practicable thereafter (in any event, no later than the first business day after the satisfaction or waiver (to the extent permissible) of such remaining conditions) without any action by the stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, the Company will cease to be a publicly traded company and will become a direct wholly owned subsidiary of Parent. We intend to cause the delisting of Company Shares from The Nasdaq Global Select Market (“Nasdaq”) and the termination of the registration of the Company Shares under the Securities Exchange Act of 1934, as amended, and the regulations thereunder (the “Exchange Act”) as soon after completion of the Merger as the requirements for delisting and termination of registration of the Company Shares are met. See Section 12 — “Purpose of the Offer and Plans for the Company” and Section 13 — “Certain Other Effects.”

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay (i) $5.35 per Company Share in cash, without interest, subject to any applicable withholding taxes, plus (ii) one CVR per Company Share, representing the right to receive certain contingent payments of up to an aggregate amount of $1.00 per CVR in cash, without interest, subject to any applicable withholding taxes, upon the achievement of certain regulatory and net sales milestones on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in the CVR Agreement. If you are the record holder of your Company Shares (i.e., a stock certificate evidencing the Company Shares has been issued to you or the Company Shares have been issued to or entered for you in book entry form and registered in your name), and you directly tender your Company Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own Company Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Company Shares on your behalf, they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction,” Section 1 — “Terms of the Offer,” and Section 2 — “Acceptance for Payment and Payment for Company Shares.”

Do you have the financial resources to pay for the Company Shares?

Yes. Parent will provide Purchaser with sufficient funds to pay for all Company Shares tendered and irrevocably accepted for purchase in the Offer and to provide funding for the Merger, which is expected to follow the consummation of the Offer. We estimate that we will need approximately $303.0 million to acquire the Company pursuant to the Offer and the Merger, plus any related transaction fees and expenses, and an estimated $81.0 million (assuming a closing on September 30, 2025) to (i) repay and extinguish all outstanding indebtedness of the Company under that certain Credit Agreement and Guaranty (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Existing Perceptive Credit Agreement”), dated as of August 9, 2024, by and among the Company, the guarantors from time to time party thereto, the lenders from time to time party thereto and Perceptive Credit Holdings IV, LP (“Perceptive”), in its capacity as administrative agent for the lenders and (ii) repurchase Perceptive’s rights to receive revenue payments pursuant to that certain Revenue Participation Right Purchase and Sale Agreement (the “Existing Perceptive RIF Agreement”), dated as of August 9, 2024, by and between the Company, as seller, and Perceptive, as buyer (such repayment, extinguishment and repurchase described in the preceding clauses (i) and (ii), the “Company Debt Extinguishment”). The final aggregate Cash Amount, transaction fees and expenses and Company Debt Extinguishment costs will be determined upon closing of the Merger. In addition, we estimate that we will need approximately $57.0 million to pay the maximum aggregate amount that the holders of CVRs may be entitled to receive if the specified Milestones are achieved at the maximum payment amount in accordance with the terms and conditions set forth in the CVR Agreement. Purchaser will acquire these funds from Parent, which intends to provide the funds out of available cash on hand and borrowings under its Amended Credit Agreement (as defined below). Other than as described herein, we have no specific alternative financing arrangements or alternative financing plans in connection with the Offer or the Merger.

Neither the Offer nor the Merger is subject to, or conditioned upon, any financing condition.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Transaction Documents — Blackstone Credit Facility.”

Is your financial condition relevant to my decision to tender in the Offer?

No. We do not believe that our financial condition is relevant to your decision whether to tender your Company Shares and accept the Offer because:

•	the Offer is being made for all outstanding Company Shares solely for cash (including the right to receive any amounts payable with respect to the CVRs, which will be paid in cash);

•	the consummation of the Offer is not subject to, or conditioned upon, any financing condition;

•	if the Offer is consummated, Purchaser will acquire all remaining Company Shares for the same Offer Price in the Merger;

•

we, through Parent, will have sufficient funds available to us to consummate the Offer and the Merger and pay any Milestone Payments (as defined below) payable pursuant to the CVR Agreement from cash on hand and borrowings under the Amended Credit Agreement; and

•	the Milestone Payments are not tied to the overall financial condition, results of operations or position of Parent or the Surviving Company.

While, for the reasons stated above, we do not believe our financial condition or the financial condition of Parent to be relevant to your decision whether to tender your Company Shares, you should consider the following financial matters in respect of the CVRs in connection with your decision whether to tender your Company Shares:

•

the financial condition of Parent or the Surviving Company could deteriorate such that we would not have the necessary cash or ability to draw down borrowing under our Amended Credit Agreement to make the required payments under the Merger Agreement and the CVR Agreement;

•	holders of CVRs will have no greater rights against Parent and the Surviving Company than those accorded to general unsecured creditors of Parent and the Surviving Company under applicable law;

•

the rights of holders of CVRs will be effectively subordinated in right of payment to all of Parent’s and the Surviving Company’s secured obligations to the extent of the collateral securing such obligations;

•

the CVRs will be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Parent’s and the Surviving Company’s subsidiary; and

•

the filing of a bankruptcy petition by, or on behalf of, Parent or the Surviving Company may prevent Parent or the Surviving Company from making some or all payments that may become payable with respect to the CVRs.

See Section 12 — “Purpose of the Offer and Plans for the Company,” Section 9 — “Source and Amount of Funds,” and Section 15 — “Conditions to the Offer.”

Is there an agreement governing the Offer?

Yes. The Company, Parent and Purchaser have entered into the Merger Agreement. Pursuant to the Merger Agreement, the parties have agreed on the terms and conditions of the Offer and, following consummation of the Offer, the Merger of Purchaser with and into the Company. See Section 11 — “The Transaction Documents.”

Has the Company Board made a recommendation with respect to the Offer?

The Company Board has unanimously (i) determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interest of, the Company and the stockholders of the Company, (ii) agreed that the Merger will be subject to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and approved the CVR Agreement and the transactions contemplated thereby, and (iv) resolved to recommend that the holders of Company Shares accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer.

More complete descriptions of the Company Board’s reasons for authorizing and approving the Merger Agreement and the Transactions, including the Merger, are set forth in the Company’s Schedule 14D-9 (together with any amendments, supplements or exhibits thereto, the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub-headings “Background of the Offer and the Merger” and “Reasons for Recommendation of the Company Board.”

How long do I have to decide whether to tender in the Offer?

The Offer is currently scheduled to expire at the “Expiration Date” which is one minute following 11:59 p.m. (Eastern time), on October 6, 2025, unless the period during which the Offer is open is extended pursuant to and in accordance with the Merger Agreement, in which event “Expiration Date” will mean the subsequent time and date to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement. Please be aware that if your Company Shares and held by a broker, dealer, commercial bank, trust company or other nominee, they may require you to give instructions before the Expiration Date.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other matters, the satisfaction or waiver (to the extent permissible) in writing by Parent as of the Expiration Date of the following conditions:

•

there having been validly tendered (not including any Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) and not validly withdrawn Company Shares that, considered together with all other Company Shares (if any) beneficially owned by Parent and its subsidiaries, represent one more Company Share than 50% of the total number of Company Shares outstanding at the time of the expiration of the Offer;

•	subject to certain materiality exceptions, the truth and accuracy of the representations and warranties of the Company contained in the Merger Agreement;

•

the compliance with, or performance in all material respects of, all of the covenants and agreements that the Company is required to comply with or perform at or prior to the Offer Acceptance Time (without giving effect to any limitation as to “materiality” set forth in any such covenants or agreements);

•	the absence of a Company Material Adverse Effect since the date of the Merger Agreement that is continuing as of the Offer Acceptance Time;

•

the termination or expiration of any applicable waiting period (and any extensions thereof) relating to the Offer under the HSR Act and the Required Antitrust Approvals (including any timing agreement entered into with any Governmental Authority), and any approvals or clearances required thereunder having been obtained; and

•	other customary conditions described in this Offer to Purchase as set forth in Section 15 — “Conditions of the Offer” (collectively, the “Offer Conditions”).

The Offer is not subject to, or conditioned upon, any financing condition. We and Parent may waive certain of the Offer Conditions, other than the Minimum Condition, in whole or in part, at any time and from time to time, in each case prior to the Expiration Date, in the sole discretion of Parent or Purchaser. See Section 15 — “Conditions to the Offer.”

Can the Offer be extended and if so, under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. We are required to extend the Offer:

•

for the minimum period required by any law or any interpretation or position of the SEC or Nasdaq or their respective staff, in each case, applicable to the Offer, or as may be necessary to resolve any comments of the SEC or Nasdaq or their respective staff, in each case, as applicable to the Offer, the Schedule 14D-9 or the Schedule TO (as defined below) and all amendments, supplements and exhibits thereto (which together constitute the “Offer Documents”);

•

for periods of up to 10 business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and the Required Antitrust Approvals (including any timing agreement entered into with any Governmental Authority) will have expired or been terminated;

•

at the request of the Company, on one or more occasions for additional periods of up to 10 business days per extension, if, as of the scheduled Expiration Date, any Offer Condition (other than the Minimum Condition or such Offer Conditions that by their nature are to be satisfied or waived as of the Offer Acceptance Time) is not satisfied and has not been waived, to permit such Offer Condition to be satisfied; and

•

at the request of the Company, on up to two occasions for additional periods specified by the Company of up to 10 business days per extension, if, as of the scheduled Expiration Date, the Minimum Condition is the only Offer Condition that is not satisfied or waived (other than such Offer Conditions that by their nature are to be satisfied or waived as of the Offer Acceptance Time ), to permit the Minimum Condition to be satisfied.

Additionally, if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, if permitted under the Merger Agreement and applicable laws, we may, in our discretion (without the consent of the Company or any other person) extend the Offer on one or more occasions, for additional periods of up to 10 business days per extension, to permit such Offer Condition to be satisfied.

In no event will we be (i) required to extend the Offer beyond the earliest to occur of (A) the valid termination of the Merger Agreement in compliance with its terms and (B) the Outside Date (as defined below) (in either case, the “Extension Deadline”) or (ii) permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company.

If we extend the Offer, such extension will extend the time that you will have to tender your Company Shares. See Section 1 — “Terms of the Offer.”

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension, no later than 9:00 a.m. (Eastern time) on the next business day after the date the Offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

Have any stockholders already agreed to tender their Company Shares in the Offer?

Yes, each of John H. Tucker, the Company’s President and Chief Executive Officer, and entities affiliated with OrbiMed Advisors LLC (together, the “Principal Stockholders”), collectively owning approximately 11.5% of the outstanding Company Shares as of August 24, 2025, have entered into Tender and Support Agreements with us and Parent (the “Tender Agreements”). Under the terms of the Tender Agreements, the Principal Stockholders have agreed, among other things, to tender his or its Company Shares in the Offer and vote their Company Shares in support of the transactions contemplated by the Merger Agreement, as applicable. See Section 11 — “The Transaction Documents — Tender Agreements.”

How do I tender my Company Shares?

If you wish to accept the Offer, this is what you must do:

•

If you are a record holder of Company Shares (i.e., a stock certificate evidencing your Company Shares has been issued to you or the Company Shares have been issued to or entered for you in book entry form and registered in your name), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate to the Depositary for the Offer or follow the procedures for book entry transfer set forth in Section 3 of the Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Company Shares.”

•

If you are a record holder of Company Shares but your stock certificate is not available or you cannot deliver it to the Depositary prior to the Expiration Date, you may be able to tender your Company Shares using the enclosed Notice of Guaranteed Delivery, however, any Company Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Expiration Date will not count toward satisfaction of the Minimum Condition. Please call the Information Agent, toll free, at (800) 322-2885 (or please call (212) 929-5500 if you are located outside the U.S. or Canada) or email them at tenderoffer@mackenziepartners.com for assistance. See Section 3 — “Procedures for Tendering Company Shares” for further details.

•

If you hold your Company Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Company Shares be tendered to Purchaser before the expiration of the Offer. See Section 3 — “Procedures for Tendering Company Shares.”

Until what time can I withdraw previously tendered Company Shares?

You can withdraw some or all of the Company Shares that you tender in the Offer at any time prior to the expiration of the Offer and following such expiration, you can withdraw them unless and until we accept Company Shares for payment as provided herein. Once we accept Company Shares for payment, you will no longer be able to withdraw them. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Company Shares?

To withdraw Company Shares, you must deliver a written notice of withdrawal, which includes all required information, to the Depositary while you have the right to withdraw the Company Shares. If you tendered Company Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the Company Shares. See Section 4 — “Withdrawal Rights.”

Can holders of Company-issued warrants, stock options and/or restricted stock units participate in the Offer?

The Offer is only for outstanding Company Shares and not for any warrants to purchase Company Shares (“Company Warrants”), options to purchase Company Shares (“Company Option”) or restricted stock unit awards with respect to Company Shares (“Company RSU Awards”). If you hold Company Shares as well as unexercised Company Options and you wish to participate in the Offer with respect to such unexercised Company Options, you must exercise your Company Options (to the extent they are exercisable) in accordance with the terms of the award agreement and tender such Company Shares received upon exercise in accordance with the terms of the Offer.

In connection with the Merger, the Company Warrants, Company Options and Company RSU Awards will be treated as set forth below.

•

Company Warrants: Effective as of immediately prior to the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior thereto, whether vested or unvested, will be treated in accordance with the terms and conditions specified in the applicable Company Warrant and subject to deduction for any applicable withholding taxes. See Section 11 — “The Transaction Documents — The Merger Agreement — Company Warrants.”

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Company Options: Effective immediately prior to the Effective Time, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time and that is not an Out of the Money Company Option (as defined below), whether or not then vested or exercisable, will be cancelled and converted into the right to receive (i) an amount in cash, without interest and subject to any applicable withholding taxes, equal to (A) the total number of Company Shares subject to such Company Option immediately prior to such cancellation multiplied by (B) the excess, if any, of (x) the Cash Amount over (y) the exercise price payable per Company Share underlying such Company Option, and (ii) one CVR in respect of each Company Share subject to such Company Option. Each Company Option that has an exercise price per Company Share that is equal to or greater than the Cash Amount (an “Out of the Money Company Option”) will be cancelled and no holder thereof will be entitled to any payment with respect to such Company Option before or after the Effective Time. See Section 11 — “The Transaction Documents — The Merger Agreement — Company Options.”

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Company RSU Awards: Effective immediately prior to the Effective Time, each Company RSU Award that is outstanding as of immediately prior to the Effective Time, whether or not then vested, will fully vest and be cancelled and converted into the right to receive (i) an amount in cash, without interest and subject to any applicable withholding taxes, equal to (A) the number of Company Shares subject to such Company RSU Award immediately prior to such cancellation multiplied by (B) the Cash Amount, and (ii) one CVR in respect of each Company Share subject to such Company RSU Award. See Section 11 — “The Transaction Documents — The Merger Agreement — Company RSU Awards.”

How will the Company’s 2017 Employee Stock Purchase Plan be treated?

Each offering period that is in effect as of the date of the Merger Agreement and any Options (as defined in the Company’s 2017 Employee Stock Purchase Plan (the “Company ESPP”)) thereunder, was terminated as of the date of the Merger Agreement and all amounts contributed thereto under such offering period were refunded to the applicable participants. No additional offering periods will commence under the Company ESPP after the date of the Merger Agreement and, subject to the consummation of the Merger, the Company ESPP will terminate, effective immediately prior to the Effective Time. See Section 11 — “The Transaction Documents — The Merger Agreement — Company ESPP.”

When and how will I be paid for my tendered Company Shares?

Subject to the satisfaction or waiver (to the extent permissible) of each of the Offer Conditions, (i) as soon as practicable after the Expiration Date and within one business day, we will irrevocably accept for payment all Company Shares validly tendered (and not validly withdrawn) pursuant to the Offer and (ii) promptly thereafter pay for such Company Shares validly tendered and not validly withdrawn pursuant to the Offer. See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Company Shares.”

We will pay for your Company Shares by depositing the Cash Amount with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you subject to any tax withholding required by applicable law. In all cases, payment to record holders for tendered Company Shares will be made only after timely receipt by the Depositary of certificates for such Company Shares (the “Share Certificates”) (or of a confirmation of a book-entry transfer of such shares as described in Section 3 — “Procedures for Tendering Company Shares — Book-Entry Delivery”), a properly completed and duly executed Letter of Transmittal (or copy thereof), and any other required documents. See Section 2 — “Acceptance for Payment and Payment for Company Shares.”

At or prior to the Offer Acceptance Time, Parent will execute the CVR Agreement with the Rights Agent governing the terms of the CVRs. Neither we nor Parent will be required to deposit any funds related to the CVRs with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. For more information on the CVRs, see Section 11 — “The Transaction Documents — CVR Agreement.”

Will the Offer be followed by a merger if all the Company Shares are not tendered in the Offer?

Yes. If at least such number of Company Shares as satisfies the Minimum Condition are validly tendered and accepted for payment by us in the Offer, and the remaining conditions to the Merger are satisfied or waived (to the extent permissible) (see Section 11 — “The Transaction Documents — The Merger Agreement — Conditions to the Merger”), then, in accordance with the terms of the Merger Agreement, we will complete the Merger as promptly as practicable thereafter, without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL.

Upon the successful consummation of the Offer, will the Company continue as a public company?

No. Following the consummation of the Offer and subject to the satisfaction or waiver (to the extent permissible) of the remaining conditions set forth in the Merger Agreement, we, Parent and the Company expect to consummate the Merger as promptly as practicable thereafter in accordance with Section 251(h) of the DGCL, after which the Surviving Company will be a direct wholly owned subsidiary of Parent, and the Company Shares will no longer be publicly traded. Following consummation of the Merger, we intend to cause the Company to be delisted from Nasdaq and deregistered under the Exchange Act. See Section 13 — “Certain Other Effects.”

Will there be a subsequent offering period?

No. The terms of the Offer do not provide for a subsequent offering period.

If I decide not to tender my Company Shares pursuant to the Offer, how will the Offer affect my Company Shares?

Following the consummation of the Offer and subject to the satisfaction or waiver (to the extent permissible) of the remaining conditions set forth in the Merger Agreement, we, Parent and the Company will consummate the Merger as promptly as practicable thereafter (in any event, no later than the first business day after the satisfaction or waiver (to the extent permissible) of such remaining conditions). If the Merger is consummated, then stockholders who did not tender their Company Shares pursuant to the Offer (other than holders of Dissenting Company Shares) will receive the same Offer Price per Company Share that they would have received had they tendered their Company Shares pursuant to the Offer. Therefore, if the Merger takes place and you do not hold Dissenting Company Shares, the only difference to you between tendering your Company Shares pursuant to the Offer and not tendering your Company Shares pursuant to the Offer would be that, if you tender your Company Shares, you may be paid sooner. Because the Merger will be governed by and effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights will be available to you in connection with the Offer. However, if the Merger is completed, holders of Company Shares may be entitled to appraisal rights in connection with the Merger with respect to Company Shares not tendered in the Offer if such holders properly exercise and perfect their demand for appraisal of such Company Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, must have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL. See Section 16 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

What is the CVR and how does it work?

Pursuant to the Merger Agreement, at or prior to the Offer Acceptance Time, Parent and the Rights Agent will enter into the CVR Agreement governing the terms of the CVRs issued pursuant to the Offer and the Merger. The Rights Agent will maintain an up-to-date register of the holders of CVRs (the “Holders”).

Each CVR represents the right to receive contingent cash payments of up to $1.00 per CVR in the aggregate, without interest, subject to any applicable withholding taxes (each, a “Milestone Payment”), conditioned upon the achievement of the following milestone conditions within the following specified time periods:

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Milestone 1 — Receipt of U.S. Food and Drug Administration (“FDA”) approval of a drug-device combination product comprising SCP-111 delivered either in an autoinjector or the Company’s device supplier-developed Self-Dose injection delivery system (such supplier, the “Device Supplier,” such product, an “Injection Product” and, such milestone, “Milestone 1”) with (a) $0.75 per CVR if Milestone 1 is achieved by September 30, 2026, (b) $0.50 per CVR if Milestone 1 is achieved by December 31, 2026 and (c) $0.25 per CVR if Milestone 1 is achieved by June 30, 2027 (the “Milestone 1 Outside Date”). Milestone 1 will not be achieved if FDA approval occurs after the Milestone 1 Outside Date; and

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Milestone 2 — Achievement in any trailing consecutive 12-month period ending prior to and including December 31, 2026 (the “Milestone 2 Outside Date” and, together with the Milestone 1 Outside Date, the “Milestone Outside Dates”) of at least $110.0 million of worldwide net sales of all Injection Products and FUROSCIX® Infusors (collectively, the “Products”) in such 12-month period (“Milestone 2” and, together with Milestone 1, the “Milestones”) with (a) $0.25 per CVR upon the achievement of $120.0 million of worldwide net sales in such period and (b) between $0.10 and $0.25 per CVR if, as of December 31, 2026, the highest worldwide net sales in any trailing 12-month period were between $110.0 million and $120.0 million, which payment will be calculated on a straight-line basis such that the payment per CVR increases proportionally as worldwide net sales increase from $110.0 million to $120.0 million. Milestone 2 will not be achieved if trailing worldwide net sales are less than $110 million during this period.

With respect to each Milestone, until the earlier of the date on which such Milestone has been achieved and the applicable Milestone Outside Date, as applicable, Parent (directly or through its assignees or their respective affiliates or certain sublicensees of any of the foregoing) is obligated to use certain specified commercially reasonable efforts to achieve such Milestone. There can be no assurance that either Milestone 1 or Milestone 2 will be achieved on or before the applicable Milestone Outside Date or that any Milestone Payments will be made.

The rights to payment described above are solely a contractual right governed by the terms and conditions of the CVR Agreement. The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights, will not represent any equity or ownership interest in Parent, Purchaser or the Company or their respective affiliates and will not be transferrable except in the limited circumstances described below. The CVRs will not be registered or listed for trading. No interest will accrue or be payable in respect of any of the amounts that may be payable in respect of the CVRs. As a holder of a CVR, you will have no greater rights against Parent than those accorded to general, unsecured creditors under applicable law with respect to the Milestone Payment amounts that may be payable. For more information on the CVR Agreement and CVRs, see Section 11 — “The Transaction Documents — CVR Agreement.”

Is it possible that no payment will become payable to the holders of CVRs?

Yes. It is possible that some or all Milestones described above will not be achieved on or prior to the applicable Milestone Outside Dates, in which case you will receive only the Cash Amount for any Company Shares you tender in the Offer and only certain of or none of the Milestone Payments with respect to your CVR. It is not possible to know at this time whether any Milestone Payment will become payable with respect to the CVR.

With respect to each Milestone, until the earlier of the date on which the Milestone has been achieved and the applicable Milestone Outside Date, Parent (directly or through its assignees or their respective affiliates or certain sublicensees of the foregoing) is obligated to use certain specified commercially reasonable efforts to achieve such Milestone. The approval of an Injection Product, which is a combination of a new formulation of FUROSCIX® and one of two potential autoinjector medical devices that would substantially reduce the time to administer FUROSCIX®, is subject to risks and uncertainties relating to the FDA’s review of drug/device combination products and there is no assurance that the Injection Product will be approved by the FDA, or if approved, will be approved by the Milestone Outside Date. The receipt of sufficient Product revenue to satisfy Milestone 2 is also subject to a substantial number of risks and uncertainties relating to the commercialization of FUROSCIX® Infusors and if approved, Injection Products, including (i) securing market acceptance for the product from physicians, healthcare payers, patients and the medical community, (ii) maintaining commercial manufacturing arrangements, (iii) building and maintaining sales, distribution and market capabilities to support commercial sales of the FUROSCIX® Infusors, including the expanded indication for the treatment of edema due to fluid overload in adult patients with chronic kidney disease approved by the FDA on March 6, 2025 and launched commercially in April 2025, (iv) competition in the markets in which FURSCIX is sold and (v) risks related to Parent’s ability to successfully integrate the Company’s operations following the closing of the Merger. There is no assurance that FUROSCIX® Infusors and the product candidate, if approved, will generate $110.0 million in worldwide net sales during any trailing consecutive 12 month period ending on December 31, 2026. As a result, there can be no assurance that either Milestone 1 or Milestone 2 will be achieved on or before the applicable Milestone Outside Date or that any Milestone Payments will be made.

See Section 11 — “The Transaction Documents — CVR Agreement.”

May I transfer my CVR?

The CVRs will not be transferable by you except:

•	upon your death, by will or intestacy;

•	by instrument to an inter vivos or testamentary trust in which the CVRs are passed to your beneficiaries upon your death;

•	pursuant to a court order (including in connection with a bankruptcy or liquidation);

•

by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity;

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in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary to the extent allowable by The Depository Trust Company;

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if you are a partnership or limited liability company, a distribution by you to your partners or members, as applicable (provided that such distribution does not subject the CVRs to a requirement of registration under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act or any securities or “blue sky” laws of any state or other jurisdiction); or

•	in the case if you abandon the CVRs by transfer to Parent without consideration therefor, via delivery of a written notice of such abandonment to Parent.

For more information on the CVRs, see Section 11 — “The Transaction Documents — CVR Agreement.”

What is the market value of my Company Shares as of a recent date?

On August 22, 2025, the trading day immediately prior to the date of the Merger Agreement, the last reported sales price of the Company Shares on Nasdaq was $4.85 per Company Share, and the Company’s 90 trading day volume-weighted average price (“VWAP”) as of August 22, 2025 was $3.93 per Company Share.

The Cash Amount of $5.35 per Company Share represents a premium of approximately 36% to the Company’s 90 trading day VWAP as of August 22, 2025, and the Offer Price of $5.35 per Company Share plus one CVR per Company Share, assuming the CVR pays the maximum amount of $1.00 per CVR, represents a 31% premium over the August 22, 2025 closing stock price. Please obtain a recent quotation for your Company Shares prior to deciding whether or not to tender.

What are the material U.S. federal income tax consequences of participating in the Offer or the Merger?

In general, your exchange of Company Shares for the Cash Amount and CVRs pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss recognized, and the timing and potentially the character of a portion of such gain or loss, depends in part on the U.S. federal income tax treatment of the CVRs, which is subject to some uncertainty. See Section 5 — “Certain U.S. Federal Income Tax Consequences” regarding further discussion of the material U.S. federal income tax consequences of exchanging your Company Shares for the Offer Price and receiving the Milestone Payments, if any, pursuant to the CVRs. You should consult your tax advisor about the specific tax consequences of participating in the Offer or the Merger to you in light of your particular circumstances.

Who can I talk to if I have questions about the Offer?

You can call MacKenzie Partners, Inc., the Information Agent for the Offer, toll free, at (800) 322-2885 (or please call (212) 929-5500 if you are located outside the U.S. or Canada) or email them at tenderoffer@mackenziepartners.com for assistance. See the back cover of this Offer to Purchase.

To the Holders of Company Shares:

INTRODUCTION

We are offering to purchase all outstanding Company Shares for the Offer Price, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery. Holders who are record owners of their Company Shares (i.e., a stock certificate evidencing the Company Shares has been issued to such stockholder or the Company Shares have been issued to or entered for such stockholder in book entry form and registered in such stockholder’s name) and who tender directly to the Depositary, will not have to pay brokerage fees or commissions. Stockholders with Company Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if the nominee charges any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay stock transfer taxes on the sale of Company Shares pursuant to the Offer. We will pay all charges and expenses of the Depositary and Information Agent incurred in connection with the Offer. See Section 17 — “Fees and Expenses.”

We are making the Offer pursuant to the Merger Agreement. The Merger Agreement provides, among other matters, that as promptly as practicable (in any event no later than the first business day) after the consummation of the Offer and the satisfaction or waiver (to the extent permissible) of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company, with the Company continuing as the Surviving Company. At the Effective Time, each Company Share then outstanding (other than Cancelled Company Shares) will be cancelled and (other than any Dissenting Company Shares) will be converted into the right to receive the Offer Price, without interest, subject to any applicable withholding of taxes. Holders of Company Shares who properly and validly exercise appraisal rights under Delaware law will be entitled to receive a judicially determined fair value for their Company Shares, which value could be more or less than the consideration to be paid in the Merger. An investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. See Section 11 — “The Transaction Documents.”

The Company Board has unanimously (i) determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interest of, the Company and the stockholders of the Company, (ii) agreed that the Merger will be subject to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and approved the CVR Agreement and the transactions contemplated thereby, and (iv) resolved to recommend that the holders of Company Shares accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer.

The Company has agreed to file the Schedule 14D-9 with the SEC and disseminate the Schedule 14D-9 to holders of Company Shares, in each case as and to the extent required by applicable laws. The Schedule 14D-9 will include a more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and holders of the Company Shares are encouraged to review the Schedule 14D-9 carefully.

The obligation of Purchaser to purchase Company Shares tendered in the Offer is subject to the satisfaction or waiver (to the extent permissible) of a number of conditions set forth in the Merger Agreement, including, among other things, (i) there having been validly tendered (not including any Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) and not validly withdrawn Company Shares that, considered together with all other Company Shares (if any) beneficially owned by Parent and its subsidiaries, represent one more Company Share than 50% of the total number of Company Shares outstanding at the time of the expiration of the Offer; (ii) subject to certain materiality exceptions, the truth and accuracy of the representations and warranties of the Company contained in the Merger Agreement; (iii) the compliance with, or performance in all material respects of, all of the covenants and agreements that the Company is required to comply with or perform at or prior to the Offer Acceptance Time (without giving effect to any limitation as to “materiality” set forth in any such covenants or agreements); (iv) the absence of a Company Material Adverse Effect since the date of the Merger Agreement that is continuing as of the Offer Acceptance Time; (v) the termination or expiration of any applicable waiting period (and any extensions thereof) relating to the Offer under the HSR Act and the Required Antitrust Approvals (including any timing agreement entered into with any Governmental Authority), and any approvals or consents required thereunder having been obtained; and (vi) certain other customary conditions. See Section 15 — “Conditions to the Offer.”

According to the Company, as of the close of business on September 2, 2025, (i) 53,761,939 Company Shares were issued and outstanding, (ii) no Company Shares were held by the Company in its treasury; (iii) there were outstanding Company Options to purchase 7,182,595 Company Shares; (iv) there were outstanding Company RSU Awards for 1,355,716 Company Shares; and (v) there were outstanding Company Warrants to purchase 1,016,345 Company Shares. Assuming that no additional Company Shares are issued prior to the expiration of the Offer, we anticipate that the Minimum Condition would be satisfied if at least 26,880,970 Company Shares are validly tendered and not validly withdrawn pursuant to the Offer. The actual number and percentage of outstanding Company Shares that are required to be tendered to satisfy the Minimum Condition will depend on the actual number of Company Shares outstanding at the Expiration Date.

The Principal Stockholders have entered into the Tender Agreements pursuant to which, the Principal Stockholders have agreed, among other things, to tender his or its Company Shares in the Offer and vote their Company Shares in support of the transactions contemplated by the Merger Agreement, as applicable. As of August 24, 2025, the Principal Stockholders collectively owned an aggregate of approximately 11.5% of the outstanding Company Shares. See Section 11 — “The Transaction Documents — Tender Agreements.”

The Merger will be governed by and effected under Section 251(h) of the DGCL. Accordingly, following the consummation of the Offer and subject to the satisfaction or waiver (to the extent permissible) of the remaining conditions set forth in the Merger Agreement, we, Parent and the Company will cause the Merger to take place as promptly as practicable thereafter (in any event, no later than the first business day after the satisfaction or waiver (to the extent permissible) of such remaining conditions), without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. Following the Merger, the directors and officers of Purchaser will be the directors and officers of the Surviving Company.

Appraisal rights are not available to the holders of Company Shares who tender such Company Shares in connection with the Offer. However, if the Merger is consummated, the holders of Company Shares immediately prior to the Effective Time who (i) did not tender their Company Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Company Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to appraisal rights under the DGCL in connection with the Merger. See Section 16 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

This Offer to Purchase does not constitute a solicitation of proxies, and we are not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and we consummate the Offer, we, Parent and the Company will consummate the Merger pursuant to Section 251(h) of the DGCL without a vote of or any further action by the stockholders of the Company.

This Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery and the Schedule 14D-9 contain important information, and you should read these documents carefully in their entirety before you make a decision with respect to the Offer.

THE OFFER

1. Terms of the Offer

Purchaser is offering to purchase all of the outstanding Company Shares at the Offer Price, in cash (including the right to receive any amounts payable with respect to the CVRs, which will be paid in cash), subject to applicable withholding taxes and without interest thereon. Upon the terms and subject to the conditions set forth in the Offer, (i) as soon as practicable after the Expiration Date and within one business day, we will irrevocably accept for payment all Company Shares validly tendered (and not validly withdrawn) pursuant to the Offer and (ii) promptly thereafter pay for such Company Shares validly tendered and not validly withdrawn pursuant to the Offer.

The Offer is subject to the conditions set forth in Section 15 — “Conditions to the Offer,” which include, among other matters, satisfaction of the Minimum Condition.

There will not be a subsequent offering period for the Offer. Pursuant to the Merger Agreement, after the consummation of the Offer, the closing of the Merger will take place as promptly as practicable (in any event no later than the first business day) following the satisfaction or waiver (to the extent permissible) of the last to be satisfied or waived of the conditions set forth in the Merger Agreement. Because the Merger will be governed by and effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. We expect to consummate the Merger as soon as practicable following the consummation of the Offer.

The Merger Agreement provides that we are required to extend the Offer (i) for the minimum period required by any law or any interpretation or position of the SEC or Nasdaq or their respective staff, in each case, applicable to the Offer, or as may be necessary to resolve any comments of the SEC or Nasdaq or their respective staff, in each case, as applicable to the Offer, the Schedule 14D-9 or the Offer Documents, (ii) for periods of up to 10 business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and the Required Antitrust Approvals (including any timing agreement entered into with any Governmental Authority) will have expired or been terminated, (iii) at the request of the Company, on one or more occasions for additional periods of up to 10 business days per extension, if, as of the scheduled Expiration Date, any Offer Condition (other than the Minimum Condition or such Offer Conditions that by their nature are to be satisfied or waived as of the Offer Acceptance Time) is not satisfied and has not been waived, to permit such Offer Condition to be satisfied, and (iv) at the request of the Company, on up to two occasions for additional periods specified by the Company of up to 10 business days per extension, if, as of the scheduled Expiration Date, the Minimum Condition is the only Offer Condition that is not satisfied or waived (other than such Offer Conditions that by their nature are to be satisfied or waived as of the Offer Acceptance Time), to permit the Minimum Condition to be satisfied. Additionally, if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, if permitted under the Merger Agreement and applicable laws, we may, in our discretion (without the consent of the Company or any other person) extend the Offer on one or more occasions, for additional periods of up to 10 business days per extension, to permit such Offer Condition to be satisfied. However, in no event will we be (i) required to extend the Offer beyond the Extension Deadline or (ii) permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. If we extend the Offer, such extension will extend the time that you will have to tender your Company Shares.

If we extend the Offer, are delayed in our acceptance for payment of Company Shares, are delayed in payment after the Offer Acceptance Time or are unable to accept Company Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Company Shares on our behalf, and such Company Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Company Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, we expressly reserve the right to increase the Offer Price, waive (to the extent permissible) any Offer Condition or to make any change in the terms of or conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided that, without the prior written consent of the Company, we may not decrease the Offer Price, including by reducing the Cash Amount or the amount payable pursuant to the Milestone Payments, change the form of consideration payable in the Offer, decrease the maximum number of Company Shares sought to be purchased in the Offer, impose conditions or requirements to the Offer in addition to the Offer Conditions, amend or modify any of the Offer Conditions in a manner that adversely affects any holder of Company Shares in his, her or its capacity as such, change or waive the Minimum Condition, extend or otherwise change the Expiration Date (other than as permitted or required pursuant to the Merger Agreement), provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act, or amend or modify the terms of the CVR or the CVR Agreement (other than certain revisions requested by the Rights Agent that are not, individually or in the aggregate, detrimental to holders of CVRs).

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, if we waive a material condition of the Offer or if we determine that an Offer Condition has not been satisfied and gives rise to a right to terminate the Offer by the Purchaser or Parent, we will disseminate additional tender offer materials and extend the Offer or notify you of our decision to terminate the Offer, in each case, if and to the extent required by applicable law. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Company Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to holders of Company Shares and investor response.

If we increase the consideration to be paid for Company Shares pursuant to the Offer, we will pay such increased consideration for all Company Shares that are purchased pursuant to the Offer, whether or not such Company Shares were tendered before the announcement of the increase in consideration.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release and making any appropriate filing with the SEC, if applicable. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date.

The Company has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Company Shares. We will send this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related documents to record holders of Company Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Company Shares.

2. Acceptance for Payment and Payment for Company Shares

Subject only to the satisfaction or waiver (to the extent permissible) of each of the Offer Conditions, (i) as soon as practicable after the Expiration Date and within one business day, we will irrevocably accept for payment all Company Shares validly tendered (and not validly withdrawn) pursuant to the Offer and (ii) promptly there after pay for such Company Shares validly tendered and not validly withdrawn pursuant to the Offer. Notwithstanding the foregoing, subject to any applicable rules and regulations of the SEC (including Rule 14(e)-1(c) under the Exchange Act), we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Company Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of governmental or regulatory approvals. For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 16 — “Certain Legal Matters; Regulatory Approvals.”

We will pay for Company Shares accepted for payment pursuant to the Offer by depositing, substantially concurrent with the Effective Time, cash sufficient to make payment of the aggregate Cash Amount with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, our obligation to make such payment will be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Company Shares pursuant to the Offer.

In all cases, payment for Company Shares accepted for payment will be made only after timely receipt by the Depositary of (i) Share Certificates for such Company Shares (or of a confirmation of a book-entry transfer of such Company Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in Section 3 — “Procedures for Tendering Company Shares — Book-Entry Delivery”)), (ii) a properly completed and duly executed Letter of Transmittal (or a copy thereof), with any required signature guarantees (or in connection with a book-entry transfer, an Agent’s Message (as defined in Section 3 — “Procedures for Tendering Company Shares — Book-Entry Delivery”)) and (iii) any other required documents. For a description of the procedure for tendering Company Shares pursuant to the Offer, see Section 3 — “Procedures for Tendering Company Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Company Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for Company Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Company Shares will be determined by us in our sole discretion, subject to the tendering party’s right to challenge our determination in a court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful.

Company Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Company Shares underlying such Notice of Guaranteed Delivery are received by the Depositary.

For purposes of the Offer, we will be deemed to have accepted for payment tendered Company Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

If we do not accept for payment any Company Shares tendered pursuant to the Offer for any reason, or if you submit Share Certificates for more Company Shares than are tendered, we will return the Share Certificates for such unpurchased or untendered Company Shares (or, in the case of Company Shares delivered by book-entry transfer, such Company Shares will be credited to an account maintained at the Book-Entry Transfer Facility or in the case of Company Shares held in a nominee account by the Depositary, such Company Shares will be returned to the nominee account) without expense to you, promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Company Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Company Shares validly tendered and accepted for payment.

At or prior to the Offer Acceptance Time, Parent will execute the CVR Agreement with the Rights Agent governing the terms of the CVRs. Neither we nor Parent will be required to deposit any funds related to the CVRs with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. For more information on the CVRs, see the section titled Section 11 — “The Transaction Documents — CVR Agreement.”

3. Procedures for Tendering Company Shares

Except as set forth below, to tender Company Shares in the Offer, either (a) the Depositary must receive on or prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase (i) a Letter of Transmittal (or a copy thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Company Shares, and any other documents that the Letter of Transmittal requires, and (ii) Share Certificates for the Company Shares to be tendered or confirmation of the book-entry transfer of such Company Shares into the Depositary’s account at the Book-Entry Transfer Facility, or (b) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Company Shares, the Letter of Transmittal and all other required documents, including through the Book–Entry Transfer Facility, is at the election and risk of the tendering stockholder and delivery will be deemed made only when actually received by the Depositary. If Share Certificates are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Company Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Company Shares being tendered, (ii) you have the full power and authority to tender, sell, assign and transfer the Company Shares tendered, as specified in the Letter of Transmittal and (iii) when the Company Shares are accepted for payment by us, we will acquire good, valid and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims. Our acceptance for payment of Company Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Company Shares, upon the terms and subject to the conditions of the Offer.

Holders tendering their Company Shares according to the guaranteed delivery procedures set forth under Section 3 — “Procedures for Tendering Company Shares — Guaranteed Delivery” may do so using the Notice of Guaranteed Delivery circulated herewith, however, any Company Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually received prior to the Expiration Date will not count toward satisfaction of the Minimum Condition.

Book-Entry Delivery

The Depositary will establish an account with respect to the Company Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”). Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Company Shares by causing the Book-Entry Transfer Facility to transfer such Company Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Company Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a copy thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedure described below must be complied with.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Company Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees

All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Company Shares tendered are tendered (a) by a registered holder of Company Shares who has not completed the box labeled “Special Payment Instructions” or “Special Delivery Instructions” on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the Company Shares are certificated and are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for unpurchased Company Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the Company Shares are certificated and the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a copy thereof) must accompany each delivery of Share Certificates.

Guaranteed Delivery

If you wish to tender Company Shares pursuant to the Offer and cannot deliver such Company Shares and all other required documents to the Depositary prior to the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may, nevertheless, tender such Company Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary prior to the Expiration Date; and

•

the Share Certificates for such Company Shares (or a confirmation of a book-entry transfer of such Company Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a copy thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within one Nasdaq trading day after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. Any Company Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually received prior to the Expiration Date will not count toward satisfaction of the Minimum Condition.

Backup Withholding

To prevent “backup withholding” under U.S. federal income tax law with respect to payments for Company Shares exchanged pursuant to the Offer or the Merger, each Company stockholder (including any Company stockholder that tenders Company Shares into the Offer pursuant to the book-entry transfer procedures described above in this Section 3) must provide the Depositary with its correct U.S. taxpayer identification number or otherwise establish an exemption from such withholding. Each Company stockholder that is a United States person (as defined in the instructions to the Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal) must complete and sign an IRS Form W-9 (or, if such Company stockholder is not a United States person, an applicable IRS Form W-8, available on the IRS website at www.irs.gov) in order to provide the information and certification necessary to avoid the imposition of backup withholding. See Instruction 8 set forth in the Letter of Transmittal and Section 5 — “Certain Material U.S. Federal Income Tax Consequences” of this Offer to Purchase for a more detailed discussion.

Appointment of Proxy

By executing a Letter of Transmittal (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Company Shares tendered and accepted for payment by us (and any and all other Company Shares or other securities issued or issuable in respect of such Company Shares on or after the date of the original Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Company Shares. Such appointment is effective only upon our acceptance for payment of such Company Shares. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Company Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Company Shares to be validly tendered, immediately upon our acceptance for payment of such Company Shares, we are able to exercise full voting rights with respect to such Company Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Company Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Company Shares, for any meeting of the Company’s stockholders.

Determination of Validity

We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Company Shares, and our determination will be final and binding, subject to the tendering party’s right to challenge our decision in a court of competent jurisdiction. We reserve the absolute right to reject any or all tenders of Company Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Company Shares, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Company Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4. Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Company Shares made pursuant to the Offer are irrevocable. Company Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Company Shares are irrevocable, except that they may also be withdrawn after 60 days from the commencement of the Offer, unless such Company Shares have already been accepted for payment by us pursuant to the Offer.

For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Company Shares to be withdrawn, the number of Company Shares to be withdrawn and the name of the registered holder of such Company Shares, if different from that of the person who tendered such Company Shares. If Company Shares are held as physical certificates and the Share Certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Company Shares have been tendered for the account of an Eligible Institution. If Company Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Company Shares — Book-Entry Delivery,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Company Shares.

If we extend the Offer, are delayed in our acceptance for payment of Company Shares or are unable to accept Company Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Company Shares, and such Company Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of tendered Company Shares may not be rescinded, and any Company Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, Company Shares that have been validly withdrawn may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 — “Procedures for Tendering Company Shares.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us in our sole discretion, subject to the tendering party’s right to challenge our decision in a court of competent jurisdiction. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Company Shares by any stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other stockholders. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain Material U.S. Federal Income Tax Consequences

The following discussion sets forth certain anticipated material U.S. federal income tax consequences of the Offer and the Merger to holders that tender their Company Shares, and whose tender of the Company Shares is accepted, in exchange for the Offer Price pursuant to the Offer and holders whose Company Shares are converted into the right to receive the Offer Price pursuant to the Merger. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated or proposed thereunder and administrative guidance and judicial interpretations thereof, each in effect as of the date of this Offer to Purchase, and all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary. No assurance can be given that the IRS will agree with the views expressed herein or that a court will not sustain any challenge by the IRS in the event of litigation.

This discussion applies to a holder only if the holder holds its Company Shares as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). It does not address all aspects of U.S. federal income taxation that may be relevant to a holder of Company Shares in light of such holder’s particular circumstances, or that may apply to a holder subject to special treatment under U.S. federal income tax laws, including, but not limited to:

•

a holder that is a regulated investment company, real estate investment trust, controlled foreign corporation, passive foreign investment company, cooperative, bank or certain other financial institution, insurance company, tax-exempt organization (including a private foundation), governmental organization, retirement or pension plan, dealer in securities or foreign currency, trader that uses the mark-to-market method of accounting with respect to its securities, expatriate or former long-term resident of the United States;

•	a holder that is, or holds Company Shares through, a partnership, S corporation or other pass-through entity for U.S. federal income tax purposes;

•

a holder that holds Company Shares as part of a straddle, hedging, constructive sale, conversion or other integrated transaction, or that is required to recognize income or gain with respect to the Offer or the Merger no later than such income or gain is required to be reported on an applicable financial statement;

•	a holder that holds or has held, directly, indirectly or constructively by attribution, more than five percent of the Company Shares;

•	a holder that holds Company Shares as qualified small business stock for purposes of Sections 1045 or 1202 of the Code;

•

a holder that exercises appraisal rights in the Merger, or received the Company Shares as compensation, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, or as restricted stock; and

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar.

In addition, this discussion does not address the alternative minimum tax or net investment income tax, U.S. federal estate and gift tax, or any tax considerations under state, local or non-U.S. laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.

If a partnership, or another entity or arrangement treated as a partnership, or other pass-through entity for U.S. federal income tax purposes is a beneficial owner of Company Shares, the tax treatment of its partners or members generally will depend on the status of the partner or member and the activities of the partnership or other entity. Partnerships and other entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes holding Company Shares, and partners or members therein, are urged to consult their tax advisors regarding the consequences of the Offer and the Merger.

This discussion is intended only as a general summary of certain material U.S. federal income tax consequences of the Offer and the Merger to holders of Company Shares, and is not, is not intended to be, and may not be construed as, tax advice to holders of Company Shares. Because individual circumstances may differ, each holder of Company Shares is urged to consult his, her, or its own tax advisors as to the applicability and effect of the rules discussed below and the particular tax consequences of the Offer and the Merger, including U.S. federal estate, gift, and other non-income tax consequences, the application of the alternative minimum tax and any other U.S. federal, state, local and non-U.S. tax laws.

Tax Consequences to U.S. Holders.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Company Shares that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a domestic corporation;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust, if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (ii) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

An exchange of Company Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes.

The amount of gain or loss a U.S. Holder recognizes, and the timing and potentially the character of a portion of such gain or loss, depends in part on the U.S. federal income tax treatment of the CVRs, which is subject to some uncertainty. The receipt of the CVRs pursuant to the Offer or the Merger should be treated as either a “closed transaction” or as an “open transaction” for U.S. federal income tax purposes, each as discussed in more detail below. The installment method of reporting will not be available with respect to any gain attributable to the receipt of, or payments on, the CVRs because the Company Shares are traded on an established securities market.

There is no legal authority expressly addressing whether contingent payment rights with characteristics similar to the rights under the CVRs should be treated as open transactions or closed transactions, and this determination is inherently factual in nature. Treasury regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable and, therefore, be subject to the open transaction method. Under U.S. Treasury regulations addressing contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is reasonably ascertainable, a U.S. Holder should treat the transaction as a closed transaction and include the fair market value of the CVRs as additional consideration received in the Offer or the Merger for purposes of determining gain or loss. U.S. Holders are urged to consult their own tax advisors regarding the proper method of tax accounting with respect to the CVR and Milestone Payments thereunder, including as to whether to apply, and how to report their income under, the closed transaction method or open transaction method, as applicable in their respective case.

Treatment as Closed Transaction. If the receipt of a CVR is part of a closed transaction for U.S. federal income tax purposes, a U.S. Holder who sells or exchanges Company Shares pursuant to the Offer or the Merger generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received plus the fair market value (determined as of the closing of the Offer or the Effective Time, as the case may be) of the CVRs received and (ii) the U.S. Holder’s adjusted tax basis in the Company Shares sold or exchanged. No express guidance under current U.S. federal income tax law is available regarding the proper method for determining the fair market value of the CVRs. It is possible that the trading price of a Company Share prior to the closing of the Offer could be cited as indicating the combined fair market value of the Cash Amount and a CVR. Any capital gain or loss recognized will be long-term capital gain or loss if the U.S. Holder’s holding period for such Company Shares exceeds one year. The deductibility of capital losses is subject to limitations. Gain or loss generally will be determined separately for each block of Company Shares (that is, Company Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged pursuant to the Merger.

The character of any gain, income or loss recognized with respect to the Milestone Payments made (if any) pursuant to a CVR is uncertain. Any such payment may be treated as a payment with respect to a sale or exchange of a capital asset or as giving rise to ordinary income, possibly also including an amount of imputed interest, as described more fully below. In addition, it is unclear how a U.S. Holder of the CVRs would recover its adjusted tax basis in a CVR. It is possible that a holder may not be able to recover its adjusted tax basis in a CVR until the resolution of all contingencies under the CVR. If the CVR expires without the Milestones being achieved, loss equal to the U.S. Holder’s adjusted tax basis in the applicable CVR would be recognized. A U.S. Holder’s adjusted basis in a CVR generally will equal the CVR’s fair market value when the CVR was received pursuant to the Offer or the Merger. Each U.S. Holder should consult its tax advisor regarding the treatment of payments received in respect of a CVR in a closed transaction or the expiration of the CVR without the Milestones being achieved.

Treatment as Open Transaction. If the receipt of a CVR pursuant to the Offer or the Merger is treated under the open transaction method of accounting for U.S. federal income tax purposes, the fair market value of the CVR will not be treated as additional consideration for the Company Shares at the time the CVR is received, and the U.S. Holder will not have any tax basis in the CVR. Instead, the U.S. Holder will take payments under a CVR into account when made or deemed made in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Generally, a portion of such payments will be treated as imputed interest, as described in more detail below, and the balance as additional consideration recognized in exchange for the Company Shares. The Cash Amount and the portion of the Milestone Payments, if any, received pursuant to any CVR (other than the portion of such Milestone Payment that is required to be treated as imputed interest) will generally be applied first against a U.S. Holder’s adjusted tax basis in the Company Shares, and any excess thereafter will generally be treated as capital gain. A U.S. Holder will recognize capital loss with respect to a Company Share to the extent that the holder’s adjusted tax basis in such Company Share exceeds the Cash Amount plus the Milestone Payments, if any, pursuant to the CVR (other than the portion thereof required to be treated as imputed interest), and a U.S. Holder may not be able to recognize such loss until the resolution of all contingencies under the CVR. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holders’ holding period in the Company Share exceeds one year. The deductibility of capital losses is subject to limitations. Gain or loss generally will be determined separately for each block of Company Shares (that is, Company Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged pursuant to the Merger.

Imputed Interest. If a Milestone Payment pursuant to a CVR is made more than six months after the closing of the Offer or the Effective Time (as applicable), a portion of the payment may be treated as imputed interest, which is ordinary income to a U.S. Holder. The portion of any payment made with respect to a CVR treated as imputed interest will be determined at the time such payment is made and generally should equal the excess of (i) the amount of the payment in respect of the CVR over (ii) the present value of such amount as of the closing of the Offer or the Effective Time, as the case may be, calculated using the applicable federal rate as the discount rate. A U.S. Holder must include in its taxable income imputed interest using such stockholder’s regular method of accounting for U.S. federal income tax purposes.

Tax Consequences to Non-U.S. Holders.

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of Company Shares that is not a U.S. Holder nor a partnership (or other entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

Any gain realized by a Non-U.S. Holder upon the tender of Company Shares pursuant to the Offer or the exchange of Company Shares pursuant to the Merger, as the case may be, generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder (and, if an applicable income tax treaty so provides, is also attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (as described above under “Tax Consequences to U.S. Holders”) and, if the Non-U.S. Holder is a corporation for U.S. federal income tax purposes, may, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% (or a lower rate under an applicable income tax treaty) on its “effectively connected” gains; or

•

the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the closing of the Offer or the Effective Time, as the case may be, and certain other conditions are met, in which case the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or a lower rate under an applicable income tax treaty) on the gain derived from the disposition of the Company Shares, which gain may be offset by U.S. source capital losses for the Non-U.S. Holder’s tax year.

Generally, a Non-U.S. Holder that receives Milestone Payments pursuant to a CVR may be subject to U.S. withholding tax at a rate of 30% (or a lower applicable treaty rate), unless such Non-U.S. Holder establishes its entitlement to an exemption from or a reduced rate of withholding under an applicable tax treaty by providing the appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) to the applicable withholding agents. As discussed above, the tax treatment of the CVRs is unclear, and it is possible that Parent or its withholding agent may be required to withhold on payments with respect to the CVRs.

Application of Section 304

Notwithstanding the discussion above, if one or more persons in the aggregate control both the Company and Parent before the Merger, then Section 304 of the Code will apply and may treat any holder that owns (actually or constructively) Parent stock as deriving dividend income. “Control” for this purpose generally means actual and constructive ownership of more than 50 percent of the outstanding stock, by vote or by value, aggregating shares of stock held by all holders of Company Shares and of shares of stock of Parent, regardless of whether such holders are related.

To the Company’s and Parent’s current knowledge, it is not the case that one or more persons control the Company and Parent for purposes of Section 304 of the Code. However, the Company and Parent currently do not have sufficient information to definitely determine that Section 304 of the Code will not apply to the Offer and Merger. If Section 304 applies, the U.S. federal income tax consequences will depend on each holder’s particular circumstances. Holders of Company Shares that are also holders of shares of stock of Parent are therefore urged to consult their own tax advisors regarding the application of Section 304 of the Code to them (including whether it may be desirable to sell their Company Shares before the Merger and not in the Offer).

Information Reporting, Backup Withholding and FATCA

Information reporting generally will apply to the Offer Price paid to a stockholder pursuant to the Offer or the Merger, unless such stockholder is an entity that is exempt from information reporting and, when required, properly demonstrates its eligibility for exemption. In addition, payments with respect to the CVRs may be subject to information reporting and backup withholding.

Tax information provided on IRS Form 1099-B to a U.S. Holder and the IRS for the year of the Offer or the Merger, as applicable, may reflect only the cash amounts paid to the U.S. Holder in the Offer or the Merger, and not the fair market value of the CVRs. Accordingly, a U.S. Holder that treats the Offer or the Merger as a “closed transaction” for U.S. federal income tax purposes may receive an IRS Form 1099-B reporting an amount that is less than the amount such U.S. Holder will realize in the year of the Offer or the Merger, as applicable. In addition, any IRS Form 1099 that a U.S. Holder receives with respect to the Milestone Payments on its CVRs may reflect the entire amount of the Milestone Payments made to the U.S. Holder (other than the amount treated as imputed interest), and therefore may not take into account the fact that the U.S. Holder already included the value of such payments in such U.S. Holder’s amount realized in the year of the Offer or the Merger, as applicable. As a result, U.S. Holders reporting under the “closed transaction” method should not necessarily rely on the amounts reported to them on IRS Forms 1099-B with respect to the Offer or the Merger, as applicable. U.S. Holders are urged to consult their tax advisors regarding how to accurately report their income under the “closed transaction” method. On the other hand, tax information provided to a U.S. Holder and the IRS on IRS Form 1099-B for the year of the Offer or the Merger, as applicable, may reflect both the cash amounts paid to the U.S. Holder in the Offer or the Merger and the fair market value of the CVRs. U.S. Holders that treat the Offer or the Merger, as applicable, as an “open transaction” for U.S. federal income tax purposes are urged to consult their own tax advisors regarding how to accurately report their income under this method.

Any payment to a U.S. Holder that is subject to information reporting generally will also be subject to backup withholding, unless such U.S. Holder (i) provides the appropriate documentation (generally, IRS Form W-9) to the applicable withholding agent certifying that, among other things, its taxpayer identification number is correct, or otherwise establishes an exemption and (ii) with respect to payments on the CVRs, provides the Rights Agent with the certification documentation in clause (i) of this sentence or otherwise establishes an exemption from backup withholding. U.S. Holders should consult their own tax advisors to determine their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

The information reporting and backup withholding rules that apply to payments to a stockholder pursuant to the Offer and Merger generally will apply to a Non-U.S. Holder unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) or otherwise establishes an exemption. Non-U.S. Holders should consult their own tax advisors to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a stockholder’s U.S. federal income tax liability if the required information is properly and timely furnished by such stockholder to the IRS.

Under the “Foreign Account Tax Compliance Act” provisions of the Code, related U.S. Treasury guidance and related intergovernmental agreements (“FATCA”), Parent or another applicable withholding agent will be required to withhold tax at a rate of 30% on the portion of payments on the CVRs treated as imputed interest and paid to “foreign financial institutions” or “non-financial foreign entities” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and information reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. In general, no such withholding will be required with respect to a person that timely provides certifications that establish an exemption from FATCA withholding on a valid IRS Form W-8. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. A Non-U.S. Holder may be able to claim a credit or refund of the amount withheld under certain circumstances.

Under currently proposed Treasury Regulations, FATCA withholding would no longer apply to payments of gross proceeds from the sale or other disposition of property of a type that can generate U.S. source interest or dividends, including the Shares. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Non-U.S. Holders should consult their tax advisors regarding the possible implications of the FATCA rules on their receipt of, and payments with respect to, the CVRs.

6. Price Range of Company Shares; Dividends

The Company Shares are listed and principally traded on Nasdaq under the symbol “SCPH.” The following table sets forth for the periods indicated the high and low sales prices per Company Share on Nasdaq as reported in published financial sources:

	High	Low
Fiscal Year Ended December 31, 2023
Third Quarter	$10.09	$6.83
Fourth Quarter	$7.10	$4.63
Fiscal Year Ended December 31, 2024
First Quarter	$6.60	$4.74
Second Quarter	$5.33	$3.24
Third Quarter	$5.65	$4.00
Fourth Quarter	$4.60	$3.08
Fiscal Year Ending December 31, 2025
First Quarter	$3.87	$2.50
Second Quarter	$4.40	$1.94
Third Quarter (through September 5, 2025)	$6.2799	$3.78

On August 22, 2025, the trading day immediately prior to the date of the Merger Agreement, the last reported sales price of the Company Shares on Nasdaq was $4.85 per Company Share, and the Company’s 90 trading day VWAP as of August 22, 2025 was $3.93 per Company Share. The Cash Amount of $5.35 per Company Share represents a premium of approximately 36% to the Company’s 90 trading day VWAP as of August 22, 2025, and the Offer Price of $5.35 per Company Share plus one CVR per Company Share, assuming the CVR pays the maximum amount of $1.00 per CVR, represents a 31% premium over the August 22, 2025 closing stock price. Please obtain a recent quotation for your Company Shares prior to deciding whether or not to tender.

According to the Company’s publicly available documents, the Company has never paid a cash dividend on the Company Shares and is not permitted under the terms of the Merger Agreement to declare or pay a cash dividend prior to the closing of the Offer and the Merger. If we acquire control of the Company, we currently intend that no dividends will be declared on the Company Shares prior to the Effective Time.

7. Certain Information Concerning the Company

The information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. The following description of the Company and its business has been taken from the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2025 (the “Company 10-Q”), and is qualified in its entirety by reference to the Company 10-Q and is based on information provided by the Company.

The Company is a pharmaceutical company committed to revolutionizing cardiorenal healthcare through patient-centric innovations while developing and commercializing products that have the potential to optimize the delivery of infused therapies, advance patient care and reduce healthcare costs. The Company was formed as a limited liability company under the laws of the State of Delaware on February 19, 2013 under the name scPharmaceuticals LLC and was converted into a corporation under the laws of the State of Delaware on March 24, 2014 under the name scPharmaceuticals Inc. The Company’s approved product, FUROSCIX®, consists of its novel formulation of furosemide delivered via the Device Supplier’s on-body infusor, which delivers an 80 mg/10 mL dose over five hours. On October 10, 2022, the Company announced that the FDA approved FUROSCIX® for the treatment of congestion due to fluid overload in adults with New York Heart Association (“NYHA”) Class II/III chronic heart failure. Subsequently, the Company announced the approval of its supplemental drug application expanding the FUROSCIX® indication in heart failure on August 9, 2024 to include NYHA Class IV heart failure patients. The commercial launch of FUROSCIX® for congestion in patients with chronic heart failure commenced in the first quarter of 2023.

In May 2024, the Company submitted a supplemental New Drug Application (“sNDA”) seeking to expand the indication of FUROSCIX® to include the treatment of edema due to fluid overload in adult patients with chronic kidney disease (“CKD”). The application was accepted for filing by the FDA in July 2024 and approved on March 6, 2025. The Company launched FUROSCIX® for the treatment of edema due to fluid overload in adult patients with CKD in April 2025.

As of June 30, 2025, the Company reported $28 million in revenue from FUROSCIX® in the first half of the 2025.

The Company is developing SCP-111, an 80mg/1mL injection intended to provide an additional option to the on-body infusor for treatment of fluid overload in eligible adult patients who do not require hospitalization. The Company submitted an investigational new drug application in February 2024, initiated a pharmacokinetic/pharmacodynamic study in April 2024, and completed enrollment in May 2024 with positive data announced in August 2024. The Company plans to submit a sNDA for SCP-111 in the third quarter of 2025.

The Company’s principal executive offices are located at 25 Mall Road, Suite 203, Burlington, Massachusetts 01803. The telephone number at such office is (617) 517-0730.

Additional Information

The Company Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance with the Exchange Act, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at the SEC’s website at http://www.sec.gov. The SEC’s website address is not intended to function as a hyperlink, and the information contained in the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it as part of this Offer to Purchase.

8. Certain Information Concerning Purchaser and Parent

Purchaser. We are a Delaware corporation and a direct wholly owned subsidiary of Parent. We were incorporated on August 18, 2025 solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, we have not carried on any activities other than those related to our formation, the Merger Agreement, the Offer and the Merger. We have minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement. As promptly as practicable following the consummation of the Offer and the satisfaction or waiver (to the extent permissible) of the remaining conditions set forth in the Merger Agreement, we will merge with and into the Company, with the Company continuing as the Surviving Company. Our principal executive offices are located at 1 Casper Street, Danbury, Connecticut 06810. The telephone number at such office is (818) 661-5000.

Parent. Parent is a Delaware corporation incorporated on February 14, 1991, with principal executive offices at 1 Casper Street, Danbury, Connecticut 06810. The telephone number at such office is (818) 661-5000. Parent is a biopharmaceutical company focused on the development and commercialization of innovative therapeutic products and devices to address serious unmet medical needs for those living with endocrine and orphan lung diseases. Parent’s signature technologies — Technosphere dry-powder formulations and Dreamboat inhalation devices — offer rapid and convenient delivery of medicines to the deep lung where they can exert an effect locally or enter the systemic circulation. Parent is currently commercializing Afrezza (insulin human) Inhalation Powder, an ultra rapid-acting inhaled insulin indicated to improve glycemic control in adults with diabetes, and the V-Go wearable insulin delivery device, which provides continuous subcutaneous infusion of insulin in adults that require insulin. The first product to come out of Parent’s orphan lung disease pipeline, Tyvaso DPI (treprostinil) inhalation powder, received approval from the FDA in May 2022 for the treatment of pulmonary arterial hypertension and for the treatment of pulmonary hypertension associated with interstitial lung disease. Parent’s development and marketing partner United Therapeutics Corporation (“United Therapeutics”) began commercializing Tyvaso DPI in June 2022 and is obligated to pay Parent a royalty on net sales of the product. Parent also receives revenue from the supply of Tyvaso DPI that it manufactures for United Therapeutics. Parent’s pipeline of potential treatments for orphan lung diseases includes inhaled clofazimine (MNKD-101) for the treatment of severe chronic and recurrent pulmonary infections, including nontuberculous mycobacterial lung disease. The other major program in Parent’s pipeline is a dry-powder formulation of nintedanib (MNKD-201) for the treatment of idiopathic pulmonary fibrosis. In addition, in August 2025, United Therapeutics exercised its option under the global license and collaboration agreement with Parent, pursuant to which Parent will formulate an investigational molecule using Parent’ proprietary Technosphere® platform and will manufacture specified quantities of clinical materials thereof in exchange for an upfront payment, certain milestone payments and royalties on net sales, if approved.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Parent and Purchaser and certain other information are set forth on Schedule I to this Offer to Purchase.

Except as set forth in the next paragraph or elsewhere in this Offer to Purchase: (a) none of Purchaser, Parent and, to Purchaser’s and Parent’s knowledge, the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Parent, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Company Shares or any other equity securities of the Company; (b) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge, the persons or entities referred to in clause (a) above has effected any transaction in the Company Shares or any other equity securities of the Company during the past 60 days; (c) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement or understanding with any other person with respect to any securities of the Company (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) during the two years before the date of this Offer to Purchase, there have been no transactions between Parent, Purchaser, their subsidiaries or, to Parent’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors, controlling stockholders or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (e) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent, Purchaser, their subsidiaries or, to Parent’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (f) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (g) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Additional Information

Pursuant to Rule 14d-3 under the Exchange Act, we and Parent have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available on the SEC website at www.sec.gov/edgar. Parent’s filings are also available to the public on the SEC’s website at www.sec.gov/edgar. The SEC’s website address is not intended to function as a hyperlink, and the information contained in the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it as part of this Offer to Purchase.

9. Source and Amount of Funds

We estimate that we will need approximately $303.0 million to acquire the Company pursuant to the Offer and the Merger, plus any related transaction fees and expenses, and an estimated $81.0 million to satisfy the Company Debt Extinguishment (assuming a closing on September 30, 2025). The final aggregate Cash Amount, transaction fees and expenses and Company Debt Extinguishment costs will be determined upon closing of the Merger. In addition, we estimate that we will need approximately $57.0 million to pay the maximum aggregate amount that the holders of CVRs may be entitled to receive if the specified milestones are achieved at the maximum payment amount in accordance with the terms and conditions set forth in the CVR Agreement. Purchaser will acquire these funds from Parent, which intends to provide the funds out of available cash on hand and borrowings under the Amended Credit Agreement.

Substantially concurrent with the Effective Time, Parent or Purchaser will deposit, or will cause to be deposited, with the Paying Agent cash sufficient to make payment of the aggregate Cash Amount payable in the Offer and the Merger.

We do not believe our financial condition or the financial condition of Parent is relevant to your decision whether to tender your Company Shares and accept the Offer because (i) the Offer is being made for all outstanding Company Shares solely for cash (including the right to receive any amounts payable with respect to the CVRs, which will be paid in cash), (ii) consummation of the Offer is not subject to, or conditioned upon, any financing condition, (iii) if we consummate the Offer, we will acquire all remaining Company Shares for the same Offer Price in the Merger (iv) we, through Parent, will have sufficient funds available to us to consummate the Offer and the Merger and pay any Milestone Payments payable pursuant to the CVR Agreement from cash on hand and borrowings under our Amended Credit Agreement; and (v) the Milestone Payments are not tied to the overall financial condition, results of operations or position of Parent or the Surviving Company.

While, for the reasons stated above, we do not believe our financial condition or the financial condition of Parent to be relevant to your decision whether to tender your Company Shares, you should consider the following financial matters in respect of the CVRs in connection with your decision whether to tender your Company Shares: (i) the financial condition of Parent or the Surviving Company could deteriorate such that we would not have the necessary cash or ability to draw down borrowing under our Amended Credit Agreement to make the required payments under the Merger Agreement and the CVR Agreement; (ii) holders of CVRs will have no greater rights against Parent and the Surviving Company than those accorded to general unsecured creditors of Parent and the Surviving Company under applicable law; (iii) the rights of holders of CVRs will be effectively subordinated in right of payment to all of Parent’s and the Surviving Company’s secured obligations to the extent of the collateral securing such obligations; (iv) the CVRs will be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Parent’s and the Surviving Company’s subsidiary; and (v) the filing of a bankruptcy petition by, or on behalf of, Parent or the Surviving Company may prevent Parent or the Surviving Company from making some or all payments that may become payable with respect to the CVRs.

Debt Financing

Pursuant to the Amended Credit Agreement, Parent has (i) up to $250.0 million in delayed draw term loan commitments specifically available to fund the Transaction Funding, subject to certain customary limited draw down conditions and (ii) up to an additional $50.0 million in delayed draw term loan commitments available for any use permitted under the Amended Credit Agreement, including to fund the Transaction Funding, subject to customary draw down conditions. In addition, Parent previously borrowed $75.0 million in initial term loans at the original closing of the Amended Credit Agreement, which amount is available to fund the Transaction Funding. A summary of the Amended Credit Agreement is provided under Section 11 — “The Transaction Documents — Blackstone Credit Facility” and is incorporated herein by reference.

10. Background of the Offer; Contacts with the Company

The following contains a description of material contacts between representatives of Parent or Purchaser and representatives of the Company that led to the execution of the Merger Agreement, the agreements related to the Offer and the announcement thereof. The information set forth below regarding the Company was provided by the Company, and none of Parent, Purchaser or any of its affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent or its affiliates or representatives did not participate. For a review of the Company’s activities relating to these contacts, please refer to the Company’s Schedule 14D-9 that will be filed with the SEC and mailed to the Company’s stockholders with this Offer to Purchase.

As part of Parent’s ongoing evaluation of its business and strategic opportunities, the board of directors of Parent (the “Parent Board”) and Parent’s senior management team regularly evaluate a variety of potential licensing, partnering, research and development, collaboration, acquisition and other strategic transactions with third parties, including companies that have developed products in clinical areas that diversify or further Parent’s product portfolio and complement Parent’s strategic plan.

On April 16, 2025, Leerink Partners LLC (“Leerink Partners”), the Company’s financial advisor, contacted Parent to gauge Parent’s interest in a possible transaction with the Company.

On May 7, 2025, the Company and Parent executed a confidentiality agreement containing a customary standstill provision that would automatically terminate if the Company publicly announced that it had entered into a definitive agreement with any person other than Parent to consummate a transaction involving the acquisition of all or substantially all of the Company’s securities or assets.

On May 8, 2025, Leerink Partners distributed a process letter to Parent, requesting submission of a non-binding indication of interest by May 28, 2025.

On May 15, 2025, representatives of Parent participated in a virtual presentation conducted by the Company’s management team.

On May 17, 2025, Parent’s President and Chief Executive Officer, Michael Castagna, contacted Mr. Tucker and a representative of Leerink Partners separately to further discuss Parent’s interest in a potential transaction and to request additional due diligence materials.

With the authorization of the chairman of the Parent Board, Parent submitted a written non-binding proposal dated May 28, 2025 to acquire the Company for up to $5.00 per share in cash, comprised of $4.50 per share payable in cash at the closing of the proposed transaction and up to $0.50 per share payable in cash pursuant to a CVR, with $0.25 per share to be paid upon the Company’s achievement of total net sales of $220 million in any trailing 12-month period prior to December 31, 2027, and $0.25 per share to be paid upon FDA approval of FUROSCIX® ReadyFlow on or prior to December 31, 2026 (“Parent’s May 28th Offer”). The $4.50 upfront portion of Parent’s May 28th Offer represented a premium of approximately 26%, and the aggregate consideration of up to $5.00 per share (inclusive of the maximum potential CVR payments) represented a premium of approximately 40%, to the Company’s $3.58 closing price per share on May 28, 2025.

On June 3, 2025, Leerink Partners provided the Company Board’s preliminary feedback to Parent regarding Parent’s May 28th Offer. Leerink Partners advised Parent that the process was competitive and that Parent would need to improve its proposal in the next round of the process.

On June 5, 2025, Leerink Partners and Jefferies LLC (“Jefferies”), Parent’s financial advisor, held a virtual introductory meeting to discuss the process timeline and next steps. Parent and Parent’s outside legal counsel, Cooley LLP (“Cooley”), were also granted access to the virtual data room on such date.

Between June 10, 2025 and July 10, 2025, the Company facilitated diligence sessions with Parent, including video conferences, written responses to diligence requests and continued access to materials in the Company’s virtual data room.

On June 11, 2025, Leerink Partners distributed a second-round process letter to Parent requesting (i) a markup of the Company’s draft definitive Merger Agreement by July 7, 2025 and (ii) a revised indication of interest by July 10, 2025.

On June 21, 2025, Mr. Castagna and Mr. Tucker held a call, at Mr. Castagna’s request, to discuss commercial, human resources and regulatory diligence topics.

On June 22, 2025, the Company provided Parent with an initial draft of a definitive Merger Agreement.

Between June 25, 2025 and June 27, 2025, Mr. Castagna and Mr. Tucker exchanged text messages regarding the FUROSCIX® Auto-Injector and certain registry and clinical trial information in the virtual data room. On June 29, 2025, Mr. Castagna and senior management of the Company convened virtually, at Mr. Castagna’s request, to discuss additional FUROSCIX® commercial diligence items and to review channel inventory metrics.

On July 3, 2025, Mr. Castagna informed Mr. Tucker via text message to expect Parent’s upcoming proposal to reflect minor updates to Parent’s May 28th Offer. Also on July 3, 2025, representatives of Leerink Partners and Jefferies engaged in diligence discussions regarding the Company’s financing arrangements and FUROSCIX® cost of goods.

On July 7, 2025, Cooley transmitted to Latham (i) a markup of the draft definitive Merger Agreement proposing a cash tender offer structure and (ii) a draft form of CVR Agreement.

On July 10, 2025, with the authorization of the Transaction Committee of the Parent Board (the “Parent Transaction Committee”), Parent submitted a revised non-binding proposal to acquire the Company for consideration of up to $5.50 per share in cash, consisting of $4.50 per share in cash payable upfront at the closing and up to $1.00 per share in cash payable pursuant to a CVR (“Parent’s July 10th Offer”). Parent also delivered a draft debt commitment letter from Blackstone to finance Parent’s proposed transaction. The proposed CVR milestone payments were (i) a milestone payment based on trailing 12-month net sales, with $0.50 per share payable in cash upon the Company’s achievement of $120 million of trailing 12-month net sales prior to December 31, 2026 and (ii) a milestone payment based on FDA approval of the SCP-111 injection system, with $0.50 per share payable in cash upon the achievement of FDA approval of the SCP-111 injection system (the “SCP-111 FDA Approval Condition”) on or prior to December 31, 2026. The upfront portion of Parent’s July 10th Offer implied a 1% premium to the Company’s $4.47 closing price per share on July 10, 2025 (which had increased approximately 10% from a closing price per share of $4.08 on July 9, 2025), and the aggregate consideration of up to $5.50 per share (inclusive of the maximum potential CVR payments) represented a premium of approximately 23% to such July 10th closing price per share. With its proposal, Parent requested a two-week period of exclusivity to negotiate definitive documentation. Representatives of Leerink Partners and Jefferies subsequently discussed Parent’s July 10th Offer.

On July 13, 2025, Leerink Partners and Jefferies held a call on which Leerink Partners informed Jefferies that the Company was continuing to review Parent’s July 10th Offer with the Company Board and would respond with formal feedback when available.

On July 14, 2025, Leerink Partners conveyed to Jefferies a counterproposal of $5.15 per share in cash payable upfront at the closing plus up to $1.00 in cash per share in CVR payments, including (i) a milestone payment of up to $0.50 per share in cash based on trailing 12-month net sales achieved prior to December 31, 2026, with $0.25 payable upon achievement of $105 million of trailing 12-month net sales and up to $0.25 payable based on a ratable scale for achievement of incremental trailing 12-month net sales up to and including $120 million and (ii) a milestone payment of $0.50 per share in cash upon the achievement of the SCP-111 FDA Approval Condition on or prior to December 31, 2026 (the “July 14th Counterproposal”).

Also on July 14, 2025, Blackstone formally approved its debt commitment letter, and Parent senior management met with the Parent Transaction Committee to discuss the July 14th Counterproposal and the terms of a potential revised offer to acquire the Company.

On July 15, 2025, with the authorization of the Parent Transaction Committee and Parent senior management, Jefferies conveyed to Leerink Partners a revised non-binding proposal from Parent of up to $5.75 per share in cash, consisting of $4.75 per share in cash payable upfront at the closing and including the CVR structure outlined in the July 14th Counterproposal (“Parent’s July 15th Offer”), with the upfront portion implying a premium of approximately 8%, and the aggregate consideration of up to $5.75 per share (inclusive of the maximum potential CVR payments) implying a premium of approximately 31%, to the Company’s $4.39 closing price per share on July 15, 2025.

On July 16, 2025, Leerink Partners conveyed to Jefferies that the Company would not accept an offer at an upfront cash value of less than $5.00 per share. That same day, Jefferies sent Leerink Partners follow-up due diligence requests regarding: (i) FUROSCIX® commercial updates and (ii) the status of pricing negotiations with the Device Supplier for the drug delivery system component of the FUROSCIX® On-Body Infusor (the “FUROSCIX® Infusor”). Later that evening, Jefferies contacted Leerink Partners with a revised proposal, as authorized by the Parent Transaction Committee and Parent senior management, of up to $6.00 per share in cash, consisting of (i) $4.75 per share in cash payable upfront at the closing, (ii) the same net sales milestone payment as proposed in Parent’s July 15th Offer and (iii) a milestone payment of up to $0.75 per share upon the achievement of the SCP-111 FDA Approval Condition on or prior to December 31, 2026, with $0.375 per share paid upon FDA approval and $0.375 per share paid within 12 months of FDA approval (“Parent’s July 16th Offer”). The upfront portion of Parent’s July 16th Offer implied a premium of approximately 5%, and the aggregate consideration of up to $6.00 per share (inclusive of the maximum potential CVR payments) implied a premium of approximately 32%, to the Company’s $4.53 closing price per share on July 16, 2025.

On July 17, 2025, Mr. Castagna contacted Mr. Tucker to discuss possible structures for bridging the valuation gap, including introducing Parent equity securities into the consideration mix. Later that day, Mr. Castagna discussed with the Parent Transaction Committee the possible terms of a revised offer to propose to the Company.

On July 18, 2025, with the authorization of the Parent Transaction Committee and Parent senior management, Jefferies delivered a revised non-binding proposal from Parent valued at up to $6.00 per share, consisting of (i) $5.25 per share upfront, consisting of $4.25 in cash and $1.00 in Parent common stock, each payable at the closing and (ii) up to $0.75 per share in CVR milestone payments (“Parent’s July 18th Offer”). The upfront portion of Parent’s July 18th Offer implied a 6% premium to the Company’s $4.94 closing price per share on July 18, 2025, and the aggregate consideration of up to $6.00 per share (inclusive of the maximum potential CVR payments) represented a premium of approximately 21% to such July 18th closing price per share.

On July 20, 2025, Leerink Partners conveyed to Jefferies a counterproposal of up to $6.25 per share consisting of (i) $5.25 per share upfront, consisting of $4.75 per share in cash and $0.50 per share in Parent common stock, each payable at the closing, and (ii) a CVR comprised of (x) a milestone payment of up to $0.50 per share in cash based on the Company’s achievement of net sales prior to and including December 31, 2026, with $0.25 payable upon achievement of $105 million of trailing 12-month net sales and the remaining up to $0.25 payable based on a ratable scale for achievement of incremental trailing 12-month net sales levels up to and including $120 million and (y) a milestone payment of $0.50 per share in cash upon the Company’s achievement of the SCP-111 FDA Approval Condition on or prior to December 31, 2026.

Separately on July 20, 2025, the Company and Parent management teams also held discussions concerning the ongoing pricing negotiations with the Device Supplier for the FUROSCIX® Infusor.

On July 21, 2025, Jefferies advised Leerink Partners on behalf of Parent that, in light of the Device Supplier’s increased pricing for the FUROSCIX® Infusor, Parent would be unable to maintain a $5.25 per share upfront valuation and would not submit a further revised proposal at that time. No additional discussions occurred between the executives of Parent and the Company or their respective advisors until August 12, 2025.

Between July 21 and August 12, 2025, the Company’s stock price declined approximately 20%, from a high close of $5.84 per share on July 24, 2025, to a low close of $4.66 per share on August 11, 2025.

On August 6, 2025, Parent executed a $500 million credit agreement with Blackstone, drawing $75 million at signing and securing $125 million in committed delayed-draw term loan capacity and up to $300 million of uncommitted delayed-draw term loan capacity.

On August 12, 2025, Mr. Castagna contacted Mr. Tucker to re-open transaction discussions and requested updates on FUROSCIX®’s commercial outlook and on the status of the FUROSCIX® Infusor pricing negotiations between the Company and the Device Supplier. Mr. Tucker advised Mr. Castagna that there was an in-person negotiation with the Device Supplier planned for August 13, 2025, and the parties agreed to reconvene following that meeting.

On August 15, 2025, Mr. Castagna and Mr. Tucker spoke as a follow-up to the August 12th discussion, and Mr. Tucker provided Mr. Castagna with an update on the resolution of pricing negotiations with the Device Supplier. Mr. Castagna subsequently consulted with the chairman of the Parent Board and the Parent Transaction Committee regarding the potential terms of an updated offer to acquire the Company. With the authorization of the Parent Transaction Committee, Mr. Castagna called Mr. Tucker later that day with a revised proposal (“Parent’s August 15th Offer”) consisting of (i) $5.25 per share in cash payable upfront at the closing and (ii) a CVR comprised of (x) a milestone payment of either $0.75 per share in cash if the SCP-111 FDA Approval Condition is achieved prior to September 30, 2026 or $0.50 per share in cash if the SCP-111 FDA Approval Condition is achieved between October 1, 2026 and December 31, 2026, and (y) a milestone payment of up to $0.25 per share in cash based on net sales prior to and including December 31, 2026, with a portion achievable upon reaching $110 million of trailing 12-month net sales and the remaining portion payable ratably for achievement of incremental trailing 12-month net sales levels up to and including $120 million. The upfront portion of Parent’s August 15th Offer implied an approximately 14% premium, and the aggregate consideration of up to $6.25 per share (inclusive of the maximum potential CVR payments) implying a premium of approximately 36%, to the Company’s closing price per share of $4.60 on August 15, 2025.

On August 16, 2025, Mr. Tucker contacted Mr. Castagna with a counterproposal of $5.50 per share in cash payable upfront at the closing and the CVR proposed in Parent’s August 15th Offer. Following consultation with the chairman of the Parent Board and the Parent Transaction Committee, Mr. Castagna replied to Mr. Tucker later that day indicating that Parent would not be able to increase the upfront consideration to $5.50 per share in cash. That evening, Latham sent a markup of the Merger Agreement to Cooley. Among other provisions, Latham’s markup proposed a termination fee of 2.25% of the equity value of the Company, to be payable by the

Company under certain circumstances, and proposed provisions requiring Parent to agree to certain remedies to obtain regulatory clearance for the transaction.

On August 17, 2025, Mr. Tucker contacted Mr. Castagna to counter propose $5.35 per share in cash payable upfront at the closing and to extend the outside date under the CVR for the SCP-111 FDA Approval Condition to June 30, 2027. With the authorization of the Parent Transaction Committee, Mr. Castagna accepted the proposal of $5.35 per share in cash upfront. With respect to the milestone payment for achievement of the SCP-111 FDA Approval Condition, Mr. Castagna proposed, in addition to the milestone payments proposed in Parent’s August 15th Offer, a $0.25 milestone payment if SCP-111 FDA approval is received between January 1, 2027 and June 30, 2027. Mr. Tucker and Mr. Castagna also discussed the Company stockholders that would be signing Tender and Support Agreements. Later that day, with the authorization of the Parent Transaction Committee, Mr. Castagna sent Mr. Tucker an email confirming Parent’s final proposal of (i) $5.35 per share in cash payable upfront at the closing, and (ii) a CVR comprised of (x) milestone payments upon achievement of the SCP-111 FDA Approval Condition of (1) $0.75 per share in cash if FDA approval is received on or prior to September 30, 2026, (2) $0.50 per share in cash if FDA approval is received between October 1, 2026 and December 31, 2026 or (3) $0.25 per share in cash if FDA approval is received between January 1, 2027 and June 30, 2027, and (y) a milestone payment of up to $0.25 per share in cash based on net sales prior to and including December 31, 2026, with $0.10 payable upon achievement of $110 million of trailing 12-month net sales and the remaining up to $0.15 payable ratably for achievement of incremental trailing 12-month net sales levels up to and including $120 million. The upfront portion of the agreed terms represented a premium of approximately 20% to the August 20th closing price per share of $4.45. The implied premium of the agreed aggregate consideration of up to $6.35 per share ($5.35 per share in cash payable upfront at the closing and up to $1.00 per share in CVR milestone payments) implied an approximately 43% premium to the Company’s August 20th closing price per share.

Later on August 17, 2025, (i) Latham sent Cooley a revised draft of the CVR Agreement reflecting the agreed milestone terms and proposing that the CVR milestones be accelerated upon a change of control of Parent or a sale of the SCP-111 injection system by Parent to a third party, and (ii) Cooley sent Latham a draft of the Tender and Support Agreement.

On August 18, 2025, Cooley sent markups of the Merger Agreement and CVR Agreement to Latham. Cooley’s markup of the Merger Agreement proposed a termination fee payable by the Company under certain circumstances of 3.25% of the equity value of the Company, and Cooley’s markup of the CVR Agreement proposed that acceleration of the CVR milestones be applicable only to a transfer of the SCP-111 injection system to a third party and that such acceleration provide for payments of $0.10 for the net sales CVR and $0.25 for the SCP-111 FDA Approval CVR. Parent requested Tender and Support Agreements from Mr. Tucker, OrbiMed Genesis Master Fund, L.P. (“OrbiMed Genesis”) and OrbiMed Private Investments VI (“OrbiMed Private”, and together with OrbiMed Genesis, “OrbiMed”), who then collectively owned approximately 15% of the Company’s common stock. Later that day, Latham sent the initial draft of the Company’s Disclosure Letter to Cooley.

Also on August 18, 2025, Parent senior management and members of the Parent Transaction Committee briefed the full Parent Board on the status of negotiations with respect to the Transactions.

Between August 18, 2025 and August 24, 2025, Latham and Cooley negotiated the terms of the Merger Agreement, the CVR Agreement and the form of Tender and Support Agreement. Among the key terms that were negotiated were the amount of the termination fee payable by the Company and the circumstances in which such termination fee would be payable, the Company’s interim operating covenants, the restrictions on the Company’s ability to solicit alternative proposals, the exceptions to the Company Material Adverse Effect definition in the Merger Agreement, the parties’ obligations with respect to obtaining antitrust clearances, the treatment of the Company’s stock options with strike prices between $5.35 and $6.35, the obligations of Parent with respect to the achievement of the CVR milestones, the amount of the CVR payments due upon a transfer of the SCP-111 injection system to a third party and provisions relating to Parent’s financing of the transaction.

On August 19, 2025, Mr. Castagna informed Mr. Tucker that memorializing the agreement between the Company and the Device Supplier with respect to the pricing of the FUROSCIX® Infusor would be a condition precedent to signing the Merger Agreement. Also on August 19, 2025, Latham provided OrbiMed with an initial draft of the form of Tender and Support Agreement.

On August 20, 2025, the Company and the Device Supplier executed an amendment to their supply agreement.

Also on August 20, 2025, the Parent Board unanimously (i) approved the Merger Agreement, the CVR Agreement and the Transactions and declared it advisable for Parent to enter into the Merger Agreement and the CVR Agreement, and (ii) authorized the officers of Parent to continue to negotiate and make modifications to the transaction documents materially consistent with the terms presented to the Parent Board.

On August 24, 2025, following extensive negotiations between the parties, representatives of Latham and representatives of Cooley, with the direction and approval of management of the Company and Parent, agreed upon the final terms of the Merger Agreement, the CVR Agreement and the Tender and Support Agreement. Among other terms, the parties agreed that the termination fee payable by the Company under certain circumstances would be 3.125% of the upfront transaction equity value, that the Company’s stock options with strike prices above $5.35 would be canceled for no consideration, and that the CVR payments payable upon a transfer of the SCP-111 injection system to a third party would be at specified amounts within a range of minimum and maximum CVR payouts.

On the evening of August 24, 2025, the parties finalized the Merger Agreement, the Tender and Support Agreements, the Company’s Disclosure Letter and the form of CVR Agreement. Each of the Company, Merger Sub and Parent executed and delivered the Merger Agreement (which included as exhibits the forms of CVR Agreement and Tender and Support Agreement). Mr. Tucker, OrbiMed Genesis, and OrbiMed Private each executed and delivered Tender and Support Agreements with Parent and Purchaser. Concurrently with the execution of the Merger Agreement, Parent entered into the Credit Agreement Amendment with Blackstone, the lenders party thereto, the subsidiary guarantors party thereto, and Wilmington Trust, National Association, as administrative agent and collateral agent for the lenders.

On August 25, 2025, before the opening of the markets in the United States, the Company and Parent issued a joint press release announcing the execution and delivery of the Merger Agreement.

11. The Transaction Documents

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO and any other filings that we make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Purchaser and Parent.” Holders of Company Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms not otherwise defined in this Section 11 or otherwise in the Offer to Purchase will have the meanings ascribed to them in the Merger Agreement.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement is included to provide you with information regarding its terms. Factual disclosures about Parent, us and the Company or any of our or their respective affiliates contained in this Offer to Purchase or in our or their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about Parent, us and the Company or any of our or their respective affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Parent, us and the Company were qualified and subject to important limitations agreed to by Parent, us and the Company in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in schedules that were provided by each party to the other but are not publicly filed as part of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase, the Schedule 14D-9 or other reports filed by Parent or the Company with the SEC. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, Parent or Purchaser made in this Offer to Purchase, the Schedule 14D-9 or other reports filed by Parent or the Company with the SEC.

The Offer

The Merger Agreement provides Purchaser will commence the Offer as promptly as reasonably practicable, but in no event more than 10 business days after the date of the Merger Agreement. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, including the prior satisfaction of the Minimum Condition and the satisfaction or waiver (to the extent permissible) by Purchaser of the other conditions to the Offer that are described in Section 15 — “Conditions to the Offer”, each Company stockholder who validly tenders Company Shares into the Offer will receive (i) $5.35 per Company Share, in cash, without interest, subject to any applicable withholding taxes, plus (ii) one CVR per Company Share, representing the right to receive certain contingent payments of up to an aggregate amount of $1.00 per CVR in cash, without interest, subject to any applicable withholding taxes, upon the achievement of certain regulatory and net sales milestones on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in the CVR Agreement.

Extensions of the Offer

The Merger Agreement provides that the initial Expiration Date will be one minute following 11:59 p.m. (Eastern time), on October 6, 2025. Purchaser is required to extend the Offer:

•

for the minimum period required by any law or any interpretation or position of the SEC or Nasdaq or their respective staff, in each case, applicable to the Offer, or as may be necessary to resolve any comments of the SEC or Nasdaq or their respective staff, in each case, as applicable to the Offer, the Schedule 14D-9 or the Offer Documents;

•

for periods of up to 10 business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and the Required Antitrust Approvals (including any timing agreement entered into with any Governmental Authority) will have expired or been terminated;

•

at the request of the Company, on one or more occasions for additional periods of up to 10 business days per extension, if, as of the scheduled Expiration Date, any Offer Condition (other than the Minimum Condition or such Offer Conditions that by their nature are to be satisfied or waived as of the

Offer Acceptance Time) is not satisfied and has not been waived, to permit such Offer Condition to be satisfied; and

•

at the request of the Company, on up to two occasions for additional periods specified by the Company of up to 10 business days per extension, if, as of the scheduled Expiration Date, the Minimum Condition is the only Offer Condition that is not satisfied or waived (other than such Offer Conditions that by their nature are to be satisfied or waived as of the Offer Acceptance Time), to permit the Minimum Condition to be satisfied.

Additionally, if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, if permitted under the Merger Agreement and applicable laws, Purchaser may, in its discretion (without the consent of the Company or any other person) extend the Offer on one or more occasions, for additional periods of up to 10 business days per extension, to permit such Offer Condition to be satisfied.

In no event will Purchaser be (i) required to extend the Offer beyond the Extension Deadline or (ii) permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company.

If we extend the Offer, such extension will extend the time that you will have to tender your Company Shares.

The Merger

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Company and Parent will consummate the Merger, whereby Purchaser will be merged with and into the Company, and the separate existence of Purchaser will cease. The Company will continue as the Surviving Company in the Merger, and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, will continue unaffected by the Merger, except as set forth in the Merger Agreement.

Directors and Officers

The Merger Agreement provides that the directors and officers of the Surviving Company immediately after the Effective Time will be the respective individuals who are the directors and officers of Purchaser immediately prior to the Effective Time.

Certificate of Incorporation; Bylaws

The Merger Agreement provides that, unless otherwise determined by Parent prior to the Effective Time, at the Effective Time: (i) the certificate of incorporation of the Surviving Company will be amended and restated in its entirety to conform to Exhibit A attached to the Merger Agreement and (ii) the bylaws of the Surviving Company will be amended and restated to conform to Exhibit B attached to the Merger Agreement.

Merger Consideration

As a result of the Merger, at the Effective Time, each Company Share then issued and outstanding (other than the Cancelled Company Shares) will be cancelled and (other than the Dissenting Company Shares) will be converted into the right to receive the Offer Price (the “Merger Consideration”), without interest, subject to any applicable withholding of taxes.

Company Warrants

Effective as of immediately prior to the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior thereto, whether vested or unvested, will be treated in accordance with the terms and conditions specified in the applicable Company Warrant and subject to deduction for any applicable withholding taxes.

Company Options

Effective immediately prior to Effective Time, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time and that is not an Out of the Money Company Option, whether or not then vested or exercisable, will be cancelled and converted into the right to receive (i) an amount in cash, without interest and subject to any applicable withholding taxes, equal to (A) the total number of Company Shares subject to such Company Option immediately prior to such cancellation multiplied by (B) the excess, if any, of (x) the Cash Amount over (y) the exercise price payable per Company Share underlying such Company Option, and (ii) one CVR in respect of each Company Share subject to such Company Option. Each Out of the Money Company Option will be cancelled and no holder thereof will be entitled to any payment with respect to such Company Option before or after the Effective Time.

Company RSU Awards

Effective immediately prior to the Effective Time, each Company RSU Award that is outstanding as of immediately prior to the Effective Time, whether or not then vested, will fully vest and be cancelled and converted into the right to receive (i) an amount in cash, without interest and subject to any applicable withholding taxes, equal to (A) the number of Company Shares subject to such Company RSU Award immediately prior to such cancellation multiplied by (B) the Cash Amount, and (ii) one CVR in respect of each Company Share subject to such Company RSU Award.

Company ESPP

Each offering period that is in effect as of the date of the Merger Agreement and any Options (as defined in the Company ESPP) thereunder, was terminated as of the date of the Merger Agreement and all amounts contributed thereto under such offering period were refunded to the applicable participants. No additional offering periods will commence under the Company ESPP after the date of the Merger Agreement and, subject to the consummation of the Merger, the Company ESPP will terminate, effective immediately prior to the Effective Time.

Representations and Warranties

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser, including representations relating to:

•	organization and qualification;

•	capitalization;

•	corporate power; enforceability;

•	Company Board approval

•	no stockholder vote required;

•	consents and approvals; no violation;

•	Company SEC reports; financial statements;

•	no undisclosed liabilities;

•	absence of certain changes;

•	brokers; certain expenses;

•	employee benefit matters/employees;

•	litigation;

•	tax matters;

•	compliance with law; permits;

•	environmental matters;

•	intellectual property;

•	data privacy and security;

•	properties;

•	material contracts;

•	regulatory compliance;

•	insurance;

•	anti-corruption;

•	related party transactions;

•	opinion of financial advisor of the Company;

•	state takeover statutes;

•	customers and suppliers; and

•	information supplied.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company, including representations relating to:

•	organization and qualification;

•	authority;

•	information supplied;

•	consents and approvals; no violation;

•	litigation;

•	no interest in Company Shares;

•	financing; solvency;

•	no other operations;

•	brokers; and

•	absence of certain arrangements.

The representations and warranties of Parent, Purchaser and the Company in the Merger Agreement will not survive the Merger.

Certain representations and warranties of the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement and this Offer to Purchase, “Company Material Adverse Effect” means any fact, change, occurrence, effect, event, circumstance or development (each, an “Effect”) that has had, or would reasonably be expected to have, a material adverse effect on the (i) business, assets (including intangible assets), liabilities, financial condition or results of operations of the Company and its subsidiary, taken as a whole, or (ii) the ability of the Company to fulfill its obligations under the Merger Agreement or to consummate the Transactions on the terms set forth in the Merger Agreement; provided, however, that no Effect directly or indirectly resulting from, attributable to or arising out of any of the following will (either alone or in combination) be deemed to be or constitute a “Company Material Adverse Effect,” and no Effect directly or indirectly resulting from, attributable to or arising out of any of the following will (either alone or in combination) be taken into account when determining whether a “Company Material Adverse Effect” has occurred for purposes of clause (i) above (provided, that in the events of clauses (a) through (f) below, to the extent such Effects disproportionately and adversely affect the Company and its subsidiary in any material respect relative to other similarly situated companies operating in any industry or industries in which the Company or its subsidiary operates, only the incremental disproportionate Effect or Effects may be taken into account in determining whether there has occurred for purposes of clause (i) above a “Company Material Adverse Effect”):

(a)	general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

(b)

general conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (i) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(c)	general conditions (or general changes in such conditions) in the industries in which the Company and its subsidiary operate;

(d)

general political conditions (or changes in such conditions) in the United States or any other country or region in the world, or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world (including any acts of war or sanctions imposed in connection with the current disputes involving (i) the Russian Federation and Ukraine or (ii) Israel, Hamas, Lebanon, Syria, Iran and any other state or non-state actors involved);

(e)

earthquakes, hurricanes, tsunamis, tornadoes, floods, epidemics, pandemics, cyberattacks, mudslides, wildfires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world;

(f)	changes in Law (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof) after the date of the Merger Agreement;

(g)

the announcement of the Merger Agreement, or the pendency or consummation of the Transactions, including (i) the identity of Parent or its Affiliates and (ii) the impact of the announcement of the Merger Agreement, or the pendency of the Transactions, on the Company’s relationships with any of its customers, licensors, suppliers, distributors or other business partners or any of its officers, directors, employees, independent consultants or independent contractors (provided, that this clause (g) will not apply for purposes of any representation or warranty contained in Article IV of the Merger Agreement that expressly addresses the consequences resulting from the execution and delivery of the Merger Agreement, or the announcement or pendency of the Transactions, it being understood that such representations and warranties will be subject to disclosures in the applicable sections of the Company Disclosure Letter);

(h)

(i) any results, outcomes, data, adverse events, side effects or safety observations or reports thereof arising from any nonclinical or clinical studies or trials or other product testing that are being or have been conducted by or on behalf of the Company, its subsidiary or any competitor of the Company (or the public announcements thereof), (ii) results of meetings or other interactions with the FDA or other

Governmental Authority (including any communications from any Governmental Authority in connection with such meetings) relating to any products or product candidates of the Company, its subsidiary or any of its competitors, (iii) the determination by, or the delay of a determination by, or recommendation of, the FDA or any other Governmental Authority, or any panel or advisory body empowered or appointed thereby, with respect to the clinical hold, acceptance, filing, designation, approval, clearance, non-acceptance, termination, hold, refusal to file, refusal to designate, non-approval, disapproval or non-clearance of any of the Company’s, its subsidiary’s or any of its competitors’ product candidates, (iv) FDA approval (or other clinical or regulatory developments), market entry or threatened market entry of any product competitive with any of the Company’s or its subsidiary’s products or product candidates, or any guidance, announcement or publication by the FDA or other Governmental Authority relating to any products or product candidates of the Company, its subsidiary or any of its competitors, or (v) any supply chain disruptions or delays affecting any products or product candidates of the Company or its subsidiary (to the extent not caused by any action or omission of the Company), or any developments relating to coverage or payor rules with respect to any products or product candidates of the Company (except, in the case of this clause (h), for any Effects occurring after the date of the Merger Agreement that would be reasonably be expected to result in the withdrawal of FUROSCIX® from the U.S. market for the treatment of edema in adult patients with chronic heart failure or chronic kidney disease, including the nephrotic syndrome, which will not be disregarded in determining whether a Company Material Adverse Effect has occurred);

(i)

any recommendations, statements or other pronouncements published or proposed by any professional medical organizations or any Governmental Authority, or any panel or advisory body empowered or appointed thereby, relating to any products or product candidates of the Company, its subsidiary or any of its competitors;

(j)

any actions taken or failure to take action, in each case, by Parent or any of its controlled Affiliates or Representatives, or to which Parent has consented in writing, or which Parent has requested or approved in writing, or the taking of any action expressly required by the Merger Agreement, or the failure to take any action prohibited by the Merger Agreement to the extent Parent fails to give its waiver or consent thereto after a timely written request from the Company therefor;

(k)

changes in the Company’s stock price or the trading volume of the Company’s stock, in and of itself, or any failure by the Company to meet any estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition of Company Material Adverse Effect); or

(l)

any legal proceedings made or brought by any of the current or former stockholders of the Company (directly on their own behalf or derivatively in the right of or otherwise on behalf of the Company) against the Company arising from allegations of breach of fiduciary duty of the Company’s directors relating to their approval of the Merger Agreement or from allegations of false or misleading public disclosure by the Company with respect to the Merger Agreement

Operating Covenants

The Merger Agreement provides that, except (a) as described in Section 6.1 of the Company Disclosure Letter, (b) as required by applicable law, (c) as consented to in writing by Parent (which consent may not be unreasonably withheld, conditioned or delayed) or (d) as required or expressly provided for by the Merger Agreement, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, (x) the Company will and will cause its subsidiary to conduct its operations in all material respects according to its ordinary course of business consistent with past practice, and the Company will and will cause its subsidiary to use its commercially reasonable efforts to preserve intact its business organization, keep available the services of its current officers and key employees and preserve the present relationships with those persons having significant business relationships with the Company or its subsidiary, and (y) without limiting the generality of the foregoing, the Company will not, and will not permit its subsidiary to:

•	adopt any amendments to its certificate of incorporation or bylaws (or similar organizational or governing documents);

•

issue, sell, deliver, grant, pledge, transfer, encumber or agree or commit to issue, sell, deliver, grant, pledge, transfer or encumber (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) (other than permitted liens) any capital stock, voting securities or other equity or ownership interests in the Company or any subsidiary of the Company, other than Company Shares issuable (A) with respect to the exercise, vesting or settlement of Company Options or Company RSU Awards (collectively, “Company Stock Awards”) outstanding as of the date of the Merger Agreement or granted in compliance with the Merger Agreement, (B) pursuant to the Company ESPP, or (C) upon the exercise or settlement of Company Warrants;

•

acquire or redeem or offer to acquire or redeem, directly or indirectly, or amend any capital stock, voting securities or other equity or ownership interests in the Company, other than (A) as provided by any Company Stock Plan, (B) in connection with the satisfaction of exercise price and/or tax withholding obligations in connection with the vesting, exercise and/or settlement of any Company Stock Award, or (C) the acquisition by the Company of Company Stock Awards in connection with the forfeiture of such Company Stock Awards;

•

split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or declare, set aside, make, accrue or pay any dividend or distribution (whether in cash, stock, property or otherwise) on any shares of its capital stock or any other equity interests in the Company or its subsidiary, other than dividends paid to the Company or its wholly owned subsidiary by a wholly owned subsidiary of the Company with regards to its capital stock or other equity interests;

•

propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or its subsidiary, except for the Transactions;

•

acquire, by means of a merger, consolidation, recapitalization or otherwise, any business, assets or securities (other than certain permitted capital expenditures and any acquisition of assets, in the ordinary course of business);

•

sell, lease, transfer or otherwise dispose of any material assets of the Company or its subsidiary with a fair market value in excess of $250,000, except (1) pursuant to contracts or commitments existing as of the date of the Merger Agreement, (2) sales of products or services in the ordinary course of business, (3) incidental contracts, (4) non-exclusive licenses entered into in the ordinary course of business, (5) dispositions of marketable securities in the ordinary course of business, and (6) dispositions or abandonments of immaterial tangible assets in the ordinary course of business;

•	adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

•	create or form any subsidiary or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

•

incur, assume or otherwise become liable for any indebtedness for borrowed money, or provide any waiver under, or agree to any amendment, waiver or modification of, the Existing Perceptive Credit Agreement or Existing Perceptive RIF Agreement;

•	assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person;

•

make any loans, advances (other than for ordinary course business expenses) or capital contributions to, or investments in, any other person (other than respect to wholly owned subsidiaries) in excess of

$100,000, except for advancement of expenses pursuant to (x) any indemnification agreement or (y) the Company’s certificate of incorporation or bylaws;

•	forgive any loans to any employees, officers or directors of the Company, or any of the Company’s affiliates;

•	change, in any material respect, any financial accounting methods, principles or practices used by it, except as required by GAAP or applicable law;

•

make, revoke or change any material tax election, (B) file any material amended tax return, (C) settle or compromise any claim relating to a material amount of taxes of the Company or any Company subsidiary for an amount materially in excess of amounts reserved, (D) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any analogous provision of state, local or foreign law) relating to a material amount of taxes, (E) surrender any right to claim a material tax credit or refund, (F) consent to any extension or waiver of any limitation period with respect to any material claim or assessment for taxes or (G) adopt or change any material tax accounting principle, method, period or practice;

•

except as required by applicable law or expressly required pursuant to an employee benefit plan or contract in effect on the date of the Merger Agreement and set forth in the Company Disclosure Letter, (A) promise, grant or amend any severance, retention, change in control award, termination benefit, incentive compensation, or similar payment or benefit, (B) increase, modify or amend the compensation or benefits payable to its employees, officers, directors, individual consultants and independent contractors, and other service providers, in each case, with annual base compensation greater than $130,000 or that would, following such increase, modification or amendment, be greater than $130,000, (C) hire or engage any new employees, officers, directors, individual consultants and independent contractors, or other service providers, (D) terminate the employment or engagement (other than for cause), change the title, office or position, or materially reduce the responsibilities or terms and conditions of employment of any employee, officer, director, individual consultant or independent contractor, or other service provider, or (E) adopt, enter into, materially amend or terminate any employee benefit plan;

•	enter into any collective bargaining agreement or other labor contract;

•

make or authorize any material capital expenditure or incur any obligations, liabilities or indebtedness in respect thereof, except for (A) those contemplated by the capital expenditure budget for the relevant fiscal year, which capital expenditure budget has been provided or made available to Parent prior to the date of the Merger Agreement and (B) any unbudgeted capital expenditure, in an amount not to exceed $250,000 individually or $500,000 in the aggregate during any fiscal quarter;

•

compromise, settle or release any legal proceeding or threatened legal proceeding, other than (A) as contemplated by the Merger Agreement in respect of any demands for appraisal of Company Shares or stockholder litigation relating to the Merger Agreement or the transactions contemplated thereby, (B) any legal proceeding relating to a breach of the Merger Agreement or (C) any legal proceeding that does not relate to any of the Transactions pursuant to a settlement that (i) results in compromises, settlements or releases that involve only the payment of money damages in an amount not greater than $250,000 individually or $500,000 in the aggregate, in any case without the imposition of any equitable relief on, or the admission of wrongdoing by, the Company or its subsidiary, or (ii) results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, the Company or its subsidiary and the payment of monies by the Company or its subsidiary that together with any settlement made under subclause “(i)” are not more than $500,000 in the aggregate (not funded by an indemnity obligation or through insurance policies); provided that the Company or its subsidiary may not settle, release, waive or compromise any legal proceeding or claim that (x) provides for the grant to any third party of a license or other grant of rights to (or covenant not to sue with respect to) any intellectual property rights or the splitting of any revenues in respect of any pharmaceutical product that is being clinically developed, tested, manufactured, sold or distributed by or on behalf of the Company or its subsidiary and that is owned by, licensed to, or otherwise used in the business of, the Company or its subsidiary or (y) would impose any restrictions or changes on the business or operations of, or the admission of wrongdoing by, the Company or its subsidiary;

•

commence any legal proceeding, except routine matters in the ordinary course of business or (i) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable asset of its business (provided that the Company consults with Parent and considers in good faith the views and comments of Parent with respect to such legal proceedings prior to commencement thereof) or (ii) in connection with a breach of the Merger Agreement or any other agreements contemplated thereby or to otherwise enforce the terms of the Merger Agreement or any other agreements contemplated thereby;

•

other than as required by applicable law or pursuant to any incidental contract, dispose of, sell, license, transfer, assign, encumber, pledge, abandon, dedicate to the public, fail to maintain, or allow to lapse, in whole or in part, any material intellectual property rights owned or co-owned, or purported to be owned or co-owned, by the Company or its subsidiary, or exclusively licensed to the Company or its subsidiary;

•	enter into a new line of business or abandon or discontinue any existing line of business;

•

renew or enter into any non-compete, exclusivity or similar agreement that would restrict or limit, in any material respect, the Company from engaging or competing in any line of business or geographic area;

•

fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to material assets, operations and activities of the Company and its subsidiary as currently in effect or materially reduce the amount of any insurance coverage provided by existing insurance policies;

•	adopt or implement any stockholder rights plan or similar arrangement;

•

except in the ordinary course of business or in connection with any transaction to the extent specifically permitted by any other clause described in the bullets above, (A) enter into any material contract, except for any statement of work, purchase order or similar ancillary agreement or documentation issued under an existing material contract, in each case not in excess of $500,000 individually; or (B) modify, amend or terminate (other than any expiration in accordance with its terms) any material contract or waive, release, exercise or assign any material rights, material remedies or material claims thereunder; or

•	authorize, or agree or commit, in writing or otherwise, to take any of the foregoing actions.

Notwithstanding the foregoing, nothing in the Merger Agreement will give Parent or Purchaser, directly or indirectly, the right to control or direct the business or operations of the Company or its subsidiary at any time prior to the Effective Time. Prior to the Effective Time, the Company and its subsidiary will exercise, consistent with the terms and conditions of the Merger Agreement, complete control and supervision over its business and operations.

Alternative Proposals; Changes in Recommendation

The Company will not (and will cause its subsidiary and its and their respective directors, officers and employees not to) and will use reasonable best efforts to cause its and their controlled affiliates, investment bankers, attorneys or other authorized agents or representatives not to, directly or indirectly:

•	initiate, solicit, knowingly encourage or knowingly facilitate the submission of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal;

•

participate in any discussions or negotiations regarding, or furnish to any other person any non-public information with respect to or in connection with or for the purpose of soliciting, knowingly encouraging or knowingly facilitating, any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal;

•	adopt, approve, recommend, submit to stockholders or declare advisable any Alternative Proposal;

•

enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal (other than an Acceptable Confidentiality Agreement (as defined below));

•

release or permit the release of any person from, or waive or permit the waiver of any provision of, or fail to use reasonable best efforts to enforce or cause to be enforced, any standstill or similar agreement to which the Company is a party, unless the Company Board determines in good faith, after consultation with financial advisors and outside legal counsel, that the failure to do so is inconsistent with the fiduciary duties of the Company Board to the stockholders of the Company under applicable law;

•

take any action or exempt any person (other than Parent and its subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable takeover laws or the Company’s organizational or other governing documents or grant a waiver under Section 203 of the DGCL; or

•	resolve, publicly propose or agree to do any of the foregoing;

“Alternative Proposal” means any proposal or offer from any person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent and its subsidiaries, relating to any (A) direct or indirect acquisition (including through an exclusive license, partnering or collaboration) (whether in a single transaction or a series of related transactions) of assets of the Company and its subsidiary equal to 20% or more of the consolidated assets of the Company and its subsidiary or to which 20% or more of the consolidated revenues or earnings of the Company and its subsidiary are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of 20% or more of the outstanding Company Shares, (C) tender offer or exchange offer that if consummated would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of the outstanding Company Shares, or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company which is structured to permit such person or group to acquire beneficial ownership of at least 20% of the consolidated assets of the Company and its subsidiary or at least 20% of the outstanding Company Shares; in each case, other than the Transactions.

If at any time after the date of the Merger Agreement and prior to the Offer Acceptance Time, (i) the Company receives a written Alternative Proposal that the Company Board (or a committee thereof) believes is bona fide, (ii) the Company Board (or a committee thereof), after consultation with its financial advisors and outside legal counsel, determines in good faith that such Alternative Proposal constitutes or would reasonably be expected to lead to or result in a Superior Proposal and that failure to take actions is inconsistent with the fiduciary duties of the Company Board to the stockholders of the Company under applicable law and (iii) such Alternative Proposal was not solicited after the date of the Merger Agreement in violation of the non-solicitation provisions of the Merger Agreement, then the Company and its representatives may (x) furnish information, including confidential information, with respect to the Company and its subsidiary to the person making such Alternative Proposal pursuant to a customary confidentiality agreement on terms that, taken as a whole, are not materially more favorable to such Person than the provisions of the Confidentiality Agreement are to Parent (it being understood that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making, or amendment, of an Alternative Proposal) and that does not prohibit the Company from providing any information to Parent in accordance with or otherwise complying with the Company’s obligations under the

Merger Agreement (an “Acceptable Confidentiality Agreement”); provided that an “Acceptable Confidentiality Agreement” does not include any confidentiality agreement that grants any exclusive right to negotiate with such counterparty; and (y) participate in discussions or negotiations regarding such Alternative Proposal with the person or group of persons making such Alternative Proposal. The Company must promptly notify Parent in advance that it is taking the actions described in the preceding clauses (x) or (y) and provide to Parent any non-public information concerning the Company which was not previously provided or made available to Parent prior to or substantially concurrently with providing or making available to any person given such access described in the preceding clause (x). The Company will provide Parent with an accurate and complete copy of an Acceptable Confidentiality Agreement promptly (and in any event within 24 hours) following the execution thereof.

The Company is required to promptly (and in any event within the shorter of one business day and 36 hours after receipt) advise Parent in writing of any Alternative Proposal (other than an Alternative Proposal received prior to the date of the Merger Agreement, but including any such Alternative Proposal that is renewed on or following the date of the Merger Agreement) or any inquiries, proposals, offers or requests with respect to or that could reasonably be expected to lead to an Alternative Proposal (including any request for non-public information related to the Company). Such notification will include the material terms and conditions of any such Alternative Proposal or such inquiry, proposal, offer or request (including the identity of the person making any such Alternative Proposal or such inquiry, proposal, offer or request) and a copy of any written materials received from such person or such person’s representatives or provided by the Company or its representatives to such person or such person’s representatives related thereto. The Company will also keep Parent reasonably informed of material developments, discussions or negotiations (including with respect to any amendments or proposed amendments to any material terms or conditions) with respect to any such Alternative Proposal. The Company agrees that it will not enter into any confidentiality agreement with any person subsequent to the date of the Merger Agreement which prohibits the Company from providing any information to Parent in accordance with the non-solicitation provision or otherwise prohibit the Company from complying with its obligations thereunder. The Company further agrees that it will not provide information to any person pursuant to any confidentiality agreement entered into prior to the date of the Merger Agreement unless such person agrees prior to receipt of such information to waive any provision that would prohibit the Company from providing any information to Parent in accordance with the non-solicitation provision or otherwise prohibit the Company from complying with its non-solicitation obligations.

Pursuant to the Merger Agreement, “Superior Proposal” means any bona fide written Alternative Proposal not solicited in violation of the non-solicitation provision above that the Company Board determines in good faith (after consultation with its financial advisor and its outside legal counsel) to be (a) reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory and other aspects of the Alternative Proposal and (b) if consummated, would result in a transaction that is more favorable from a financial point of view (taking into account the amount, form and timing of payment of the consideration) to the stockholders of the Company (in their capacities as such) than the Transactions; provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Alternative Proposal will be deemed references to “50%”.

Company Board Recommendation

As described above, and subject to the provisions described below, the Company Board, at a meeting duly called and held, has unanimously made the Company Board Recommendation.

Prior to Closing, the Company Board will not:

•	withhold, withdraw, modify or qualify, or publicly propose to withhold, withdraw, modify or qualify, in any manner adverse to Parent the Company Board Recommendation;

•	publicly approve or recommend, or publicly propose to approve or recommend, any Alternative Proposal;

•

make any public recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer (or, if applicable, a “stop-look-and-listen” communication permitted by Rule 14d-9(f)); or

•	fail to include the Company Board Recommendation in the Schedule 14D-9.

Any action described in the foregoing bullet points is referred to as a “Change in Recommendation.”

The Merger Agreement further provides that the Company Board will not approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow the Company or its subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar contract or any tender or exchange offer providing for, with respect to, in connection with, or that could reasonably be expected to lead to any Alternative Proposal or requiring, or that would reasonably expected to cause, the Company to abandon, terminate, materially delay or fail to consummate, or that would otherwise be reasonably likely to materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”).

At any time prior to the Offer Acceptance Time, the Company Board may (x) in response to a bona fide written Alternative Proposal that has not been withdrawn or the occurrence of an Intervening Event, make a Change in Recommendation or (y) in response to a bona fide written Alternative Proposal that has not been withdrawn, terminate the Merger Agreement and enter into an Alternative Acquisition Agreement with respect to such Alternative Proposal; provided that:

•	in the case of such a bona fide written Alternative Proposal:

•	the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Alternative Proposal constitutes a Superior Proposal;

•

the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the Company Stockholders under applicable law;

•

the Company has given Parent a written notice (a “Change in Recommendation Notice”) at least three business days prior to effecting a Change in Recommendation or terminating the Merger Agreement of its intent to take such action and specifying the reason therefor;

•

prior to effecting such Change in Recommendation or terminating the Merger Agreement, the Company negotiates in good faith with Parent (to the extent Parent desires to negotiate) during such three business day period to make such adjustments in the terms and conditions of the Merger Agreement so that such Alternative Proposal would cease to constitute a Superior Proposal; and

•

no earlier than the end of such three business day period, the Company Board determines in good faith (after consultation with its financial advisor(s) and outside legal counsel), after considering any amendments to the terms and conditions of the Merger Agreement proposed by Parent in a binding written offer irrevocably made by Parent during such three business day period, that the failure to take such action would be inconsistent with the Company Board’s fiduciary duties to the Company Stockholders under applicable law (and, in the case of receipt of such Alternative Proposal, that such Alternative Proposal continues to constitute a Superior Proposal); and

•	in the case of an Intervening Event;

•

the Company Board determines in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board to the stockholders of the Company under applicable law;

•

the Company has provided a Change in Recommendation Notice to Parent prior to effecting a Change in Recommendation of its intent to take such action and specifying the reason at least three business days prior to making any such Change in Recommendation; and

•

(i) the Company has specified the Intervening Event in reasonable detail, (ii) the Company has given Parent the three business days after the Change in Recommendation Notice to propose revisions to the terms of the Merger Agreement or make other proposals so that such Intervening Event would no longer necessitate a Change in Recommendation, and has made its representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (iii) after considering any amendments to the terms and conditions of the Merger Agreement proposed by Parent in a binding written offer irrevocably made by Parent during such three business day period, if any, after consultation with outside legal counsel, the Company Board has determined, in good faith, that the failure to make the Change in Recommendation in response to such Intervening Event is inconsistent with the fiduciary duties of the Company Board to the stockholders of the Company under applicable law.

Following delivery of a Change in Recommendation Notice, (i) in the case of a Superior Proposal, in the event of any material change to the financial terms (including any change to the amount or form of consideration payable) or other material revision to the material terms or conditions of such Alternative Proposal or (ii) in the case of an Intervening Event, in the event there are material changes to the facts and circumstances relating to such Intervening Event, the Company must provide a new Change in Recommendation Notice to Parent, and any Change in Recommendation or termination of the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal following delivery of such new Change in Recommendation Notice will again be subject to the procedures set forth above, except that the references to three business days will be deemed to be two business days.

“Intervening Event” means a material fact, change, occurrence, effect, event, circumstance or development with respect to the Company and its subsidiary, taken as a whole, that was not known or reasonably foreseeable to the Company Board or known by the chief executive officer, chief financial officer or any other named executive officers of the Company as of the date of the Merger Agreement or, if known, the consequences of which were not known to or reasonably foreseeable by the Company Board or such officers of the Company as of the date of the Merger Agreement; provided, that none of the following will constitute an Intervening Event: (i) an Alternative Proposal, (ii) any events, changes or circumstances relating to Parent, Purchaser or any of their affiliates, (iii) expiration or termination of waiting periods or the receipt of approvals, consents or clearances applicable to the Merger under the Antitrust Laws, (iv) changes after the date of the Merger Agreement in the Company’s stock price or the trading volume of the Company’s stock, in and of itself, or the fact that the Company meets or exceeds any estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself or (v) any regulatory or clinical development relating to any product or product candidates of the Company, its subsidiary or their respective competitors.

Antitrust Filings

Under the terms of the Merger Agreement, each of the parties to the Merger Agreement will cooperate with each other and use (and cause their respective subsidiaries to use) their respective reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date) and to consummate and make effective, in the most expeditious manner practicable, the Offer and the Merger, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws); (ii) obtain promptly (and in any event no later than the Outside Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Offer and the Merger; (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Offer and the Merger and (iv) obtain all necessary consents, approvals or waivers from third parties.

Each of the parties to the Merger Agreement agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and in any event within 20 business days after the date of the Merger Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Authority.

Each party to the Merger Agreement will use its reasonable best efforts to: (i) cooperate with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Offer or the Merger, including any proceeding initiated by a private person; (ii) promptly inform the other party to the Merger Agreement of (and supply to the other party to the Merger Agreement) any communication received by such party to the Merger Agreement from, or given by such party to the Merger Agreement to, the Federal Trade Commission (“FTC”), the Antitrust Division of the Department of Justice (“DOJ”), or any other Governmental Authority and any material communication received or given in connection with any proceeding by a private person, in each case regarding the Merger; (iii) permit the other party to the Merger Agreement to review in advance and incorporate such other party’s reasonable comments in any communication to be given by it to any Governmental Authority with respect to obtaining any clearances required under any antitrust law in connection with the Transactions; and (iv) consult with the other party to the Merger Agreement in advance of any meeting or teleconference with any Governmental Authority or, in connection with any proceeding by a private person, with any other person, and, to the extent not prohibited by the Governmental Authority or other person, give the other party to the Merger Agreement the opportunity to attend and participate in such meetings and teleconferences.

Parent (including its subsidiaries) will not agree to or consummate any acquisition of any assets, business or any person, whether by merger, consolidation or purchasing a substantial portion of the assets of or equity in any person, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase would (i) impose any material delay in the expiration or termination of any applicable waiting period pursuant to the HSR Act or other Antitrust Laws, (ii) reasonably be expected to materially increase the risk of not obtaining any approvals and expiration of waiting periods pursuant to the HSR Act or other Antitrust Laws, or (iii) impede the closing and/or consummation of the Transactions.

If any administrative or judicial action or proceeding is instituted by a Governmental Authority (or threatened in writing to be instituted by a Governmental Authority) challenging the Offer or the Merger as violative of any antitrust law, each of Parent and the Company will use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Offer and the Merger.

Indemnification and Insurance

The Merger Agreement provides that Parent, the Surviving Company and the Surviving Company’s subsidiary will (and, Parent will cause the Surviving Company and its subsidiary to) honor and fulfill in all respects the obligations of the Company and its subsidiary under (i) the indemnification agreements made available to Parent prior to the date of the Merger Agreement between (A) the Company and its subsidiary and any of their current or former directors and officers and any person who becomes a director or officer of the Company or its subsidiary prior to the Effective Time and (B) the Company and its subsidiary and any corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise or other person serving or who served as a director, officer, member, manager, partner, trustee or other fiduciary of the Company or its subsidiary at the request of the Company or its subsidiary, in each case, prior to the Effective Time (the “Indemnified Persons”), and (ii) indemnification, expense advancement and exculpation provisions in the Company certificate of incorporation or bylaws of the Company and in the certificate of incorporation or bylaws (or equivalent governing documents) of any subsidiary of the Company, in each case of clauses (i) and (ii), as in effect on the date of the Merger Agreement and with respect to the Indemnified Persons’ acts and omissions occurring prior to the Effective Time. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Company and its subsidiary will (and Parent will cause the Surviving Company and its subsidiary to) cause the formation and governing documents of the Surviving Company and its subsidiary to contain provisions with respect to elimination of liability of directors, indemnification, exculpation and the advancement of expenses that are no less favorable to the Indemnified Persons than the indemnification, exculpation and advancement of expenses provisions contained in the organizational and governing documents of the Company and its subsidiary as of the date of the Merger Agreement, and during such six year period, such provisions will not be repealed, amended or otherwise modified (whether by merger, consolidation, division, conversion, domestication, transfer, continuance, share exchange, operation of law or otherwise) in any manner adverse to the Indemnified Persons except as provided below.

From the Effective Time until the sixth anniversary of the closing date, Parent and the Surviving Company (together with their successors and assigns, the “Indemnifying Parties”) will, to the fullest extent permitted under applicable laws and the Company certificate of incorporation or bylaws (as in effect on the date of the Merger Agreement), indemnify, defend and hold harmless each Indemnified Person in his or her capacity as an officer or director of the Company against all losses, claims, damages, liabilities (including amounts paid in settlement or compromise), fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of the Company in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of the Company at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the Transactions. Without limiting the foregoing, from the Effective Time until the sixth anniversary of the closing date, the Indemnifying Parties will also, to the fullest extent permitted under applicable laws and the certificate of incorporation of the Company (as in effect as of the date of the Merger Agreement), advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this provision, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this provision.

During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent will, and will cause the Surviving Company to, maintain in effect for the benefit of the directors and officers of the Company, as of the date of the Merger Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event providing coverage, terms, conditions, retentions, limits of liability, deductibles and amounts not less favorable to the insured persons than the policies of the Company in effect as of the date of the Merger Agreement; provided that the Surviving Company will not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent of the last annual premium paid prior to the date of the Merger Agreement, but in such case will purchase coverage as favorable to the insured persons as is available for such amount as long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring at or prior to the Effective Time. The provisions of the immediately preceding sentence will be deemed to have been satisfied if prepaid policies have been obtained by the Company prior to the Effective Time. The Surviving Company will (and Parent will cause the Surviving Company to)

maintain the D&O Insurance “tail” policy in full force and effect and continue to honor their respective obligations thereunder, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time.

Employee Matters

The Merger Agreement provides that following the closing date until December 31, 2026, Parent will provide, or will cause to be provided, to all employees of the Company or its subsidiary immediately prior to the Effective Time who continue their employment with Parent, Surviving Company or any of their respective subsidiaries or affiliates immediately following the Effective Time (“Continuing Employees”) (i) an annual base salary or hourly wage rate (as applicable), and cash bonus or other cash incentive opportunities no less favorable than those provided to such Continuing Employees immediately prior to the Effective Time and (ii) defined contribution retirement, health, welfare and employee and fringe benefits (in the aggregate but excluding equity or equity-based incentive opportunities, severance, post-employment welfare, and defined benefit pension benefits) that are no less favorable than (1) those provided to such Continuing Employees immediately prior to the Effective Time or (2) those provided to similarly situated employees of Parent and its affiliates, except as set forth in Section 7.8(a) of the Company Disclosure Letter.

For purposes of vesting, calculating entitlements and eligibility to participate under the employee benefit plans of Parent (excluding plans providing for equity or equity-based incentive opportunities, severance, post-employment welfare, and defined benefit pension benefits), the Surviving Company or any of their respective subsidiaries (each, a “New Plan”), Parent will use commercially reasonable efforts to cause each Continuing Employee to be credited, to the extent applicable, with his or her years of service with the Company, its affiliates or their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled before the Effective Time, to credit for such service under any similar Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing will not apply to the extent that its application would result in a duplication of benefits. In addition and without limiting the generality of the foregoing, to the extent permitted under the applicable New Plan, Parent will use commercially reasonable efforts to cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in each applicable New Plan to the extent that coverage under such New Plan is comparable to a Plan in which such Continuing Employee participated immediately prior to the Effective Time (such plans, collectively, the “Old Plans”). For purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent will (or will cause the Surviving Company to) use commercially reasonable efforts to cause all eligibility waiting periods, pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans, and Parent will (or will cause the Surviving Company to) use commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan to the extent permitted under the applicable New Plan.

Termination of the Company 401(k) Plan

Effective as of no later than the day immediately preceding the closing date, the Company Board will adopt resolutions to terminate each and every employee benefit plan that is intended to be qualified under Section 401(a) of the Code (each, a “401(k) Plan”), unless Parent provides written notice to the Company that such 401(k) Plans will not be terminated. Unless Parent provides such written notice to the Company, the Company will provide Parent with evidence, no later than three days prior to the closing date, that each 401(k) Plan has been terminated pursuant to resolutions of the Company Board. The Company will also take such other actions in furtherance of terminating each 401(k) Plan, as Parent may reasonably require.

Financing Efforts

Parent will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange, consummate and obtain the proceeds of the debt financing described in Section 9 — “Source and Amounts of Funds” on the terms and conditions not less favorable than those set forth in the Credit Agreement Amendment (as defined below) on or prior to the closing date, including but not limited to reasonable best efforts to (i) maintain in effect the Credit Agreement Amendment and the Amended Credit Agreement, (ii) satisfy on a timely basis (or seek waiver of) all conditions to the debt financing that are within Parent’s or any of its Affiliate’s control, and (iii) in the event that the conditions to the Merger set forth in the Merger Agreement have been satisfied or, upon funding, would be satisfied or waived, draw an amount of the debt financing which, together with the cash on hand of Parent and the net proceeds of any offering of debt securities, is at least equal to the amount sufficient to (a) pay the aggregate Merger Consideration and (b) pay all other amounts, including fees and expenses, required to be paid at the closing by Parent in connection with the Transactions and the debt financing in accordance with the terms of the Merger Agreement and the Credit Agreement Amendment (the “Required Amount”).

If any portion of the debt financing becomes unavailable on the terms and conditions or within the timing contemplated in the Credit Agreement Amendment, or the Credit Agreement Amendment or the Amended Credit Agreement is terminated or modified for any reason (but without waiving any responsibility or liability for breach by Parent of its obligations under the Merger Agreement), then Parent will use its reasonable best efforts to promptly and in consultation with the Company arrange to obtain alternative debt financing commitments from alternative lenders in an amount, when taken together with the cash on hand of Parent and the net proceeds of any offering of debt securities, not less than the Required Amount.

From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms, the Company will, and will use its reasonable best efforts to cause its representatives to, upon reasonable notice, provide Parent with all customary and necessary cooperation, as may be reasonably requested by Parent in connection with obtaining the debt financing.

Access and Information

Until the earlier to occur of the termination of the Merger Agreement and the Effective Time, the Company will afford Parent and its representatives reasonable access during normal business hours, upon reasonable advance written notice, to the books, records and personnel of the Company and its subsidiary, in each case to the extent reasonably requested by Parent and its representatives for purposes of furthering the consummation of the Transactions or integration planning relating thereto; provided, that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable law requires the Company or its subsidiary to restrict or otherwise prohibit access to such documents or information, (b) granting such access would violate any obligations of the Company or its subsidiary with respect to confidentiality to any third party or otherwise breach, contravene or violate, constitute a default under, or give a third party the right to terminate or accelerate an obligation under, any then effective Contract to which the Company or its subsidiary is a party, (c) access to such documents or information would reasonably be expected to result in a waiver of any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information or (d) such documents or information relate to the evaluation or negotiation of the Merger Agreement, the Transactions or, subject to the non-solicitation provisions of the Merger Agreement, an Alternative Proposal or Superior Proposal.

In the event that the Company does not provide access or information in reliance on clauses (a), (b) or (c) of the preceding sentence, it will use its reasonable best efforts to communicate or provide access to the applicable information to Parent in a way that would not violate any applicable law, contract or obligation or waive such a privilege. Any investigation conducted pursuant to the access contemplated will be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company or its subsidiary or create a risk of damage or destruction to any property or assets of the Company or its subsidiary, will be subject to the Company’s reasonable security measures and insurance requirements, and will not include the right to perform invasive testing without the Company’s prior written consent, in its sole discretion. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Parent or any of its representatives in connection with any investigation conducted pursuant to the access contemplated herein. Nothing in the Merger Agreement will be construed to require the Company or any Representatives of any of the foregoing to prepare any reports, analyses, appraisals, opinions or other information.

Other Covenants

The Merger Agreement contains other customary covenants, including covenants relating to FIRPTA documentation, public statements and disclosure, payoff letters stockholder litigation, matters with respect to Section 16 of the Exchange Act and the rules and regulations thereunder, Rule 14d-10(d)(2) under the Exchange Act, stock exchange delisting and deregistration, resignation of the officers and directors of the Company and its subsidiaries, Company Product matters and eliminating the effect of any takeover law.

Conditions to the Offer

See Section 15 — “Conditions to the Offer.”

Conditions to the Merger

The obligations of Parent, Purchaser and the Company to effect the Merger are subject to the satisfaction, at or prior to the closing, of each of the following conditions:

•

No law, order, judgment or injunction (whether temporary, preliminary or permanent) issued, enacted, promulgated, entered or enforced by a court of competent jurisdiction or other Governmental Authority restraining, prohibiting or rendering illegal the consummation of the Merger (brought by a third party) being in effect.

•

Purchaser (or Parent on Purchaser’s behalf) having accepted for payment or having caused to be accepted for payment and paid for all of the Company Shares validly tendered pursuant to the Offer and not validly withdrawn.

Termination

The Merger Agreement may be terminated prior to the Effective Time:

•	by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time.

•	By either Parent or the Company:

•

if a Governmental Authority of competent jurisdiction that is within a jurisdiction that is material to the business and operations of the Company issues a final, non-appealable order, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Company Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal; provided, that this right to terminate the Merger Agreement is not available to the Company, on the one hand, or Parent, on the other hand, if such order was primarily due to the failure of the Company, on the one hand, or Parent or Purchaser, on the other hand, to perform in any material respect any of its obligations under the Merger Agreement;

•

if the Offer Acceptance Time does not occur on or before 5:00 p.m. Eastern time on December 23, 2025 (the “Outside Date”); provided that this right to terminate the Merger Agreement will not be available to any party whose failure to comply with any provision of the Merger Agreement has been the cause of, or resulted in, the failure of the closing to occur on or before the Outside Date;

provided, however, that, if on the Outside Date all of the conditions to closing in Section 8.1 of the Merger Agreement and Section 15 — “Conditions to the Offer” below, other than the closing condition in clause “(v)” of Section 15 — “Conditions to the Offer” below and those conditions that by their nature are to be satisfied at closing, has been satisfied or waived by Parent, then the Outside Date will automatically be extended until May 25, 2026 (and all references to the Outside Date herein will be deemed to be references to May 25, 2026) (an “Outside Date Termination”); or

•

if the Offer (as may be extended in accordance with the Merger Agreement) expires as a result of the non-satisfaction of one or more Offer Conditions, without Purchaser accepting for payment any Company Shares tendered pursuant to the Offer; provided, however, that a party will not be permitted to exercise this right to terminate the Merger Agreement if the failure of the acceptance for payment of Company Shares or non-satisfaction of any such Offer Condition is attributable to a failure on the part of such party to perform in any material respect any covenant or agreement in the Merger Agreement required to be performed by it at or prior to the Offer Acceptance Time and such party has not cured such failure within 10 days after having received notice thereof from the other party (an “Offer Failure Termination”).

•	By Parent:

•	at any time prior to the Offer Acceptance Time, if, whether or not permitted to do so (in each case, a “Recommendation Failure Termination”):

•

the Company Board fails to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or a Change in Recommendation has occurred (provided, that any written notice in and of itself, including a Change in Recommendation Notice in and of itself, of the Company’s intention to make a Change in Recommendation in advance of making a Change in Recommendation will not result in Parent having any termination right pursuant to this clause);

•

the Company Board fails to publicly reaffirm its recommendation of the Merger Agreement within 10 business days after Parent so requests in writing, or, if earlier, two business days prior to the Expiration Date, provided, that Parent may only make such a request once every 30 days;

•

in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (other than by Parent and its affiliates), the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within 10 business days of the commencement of such tender offer or exchange offer, or, if earlier, two business days prior to the Expiration Date; or

•	the Company knowingly and intentionally breaches any of its non-solicitation or Change in Recommendation obligations in any material respect; or

•

at any time prior to the Offer Acceptance Time, if (i) any of the representations and warranties of the Company contained in the Merger Agreement fail to be true and correct such that the condition precedent set forth in clause “(ii)” of Section 15 — “Conditions to the Offer” below would not be satisfied or (ii) the Company has breached or failed to comply with any of its covenants or agreements under the Merger Agreement such that the condition precedent set forth in clause “(ii)” of Section 15 — “Conditions to the Offer” below would not be satisfied, and such failure or breach with respect to any such representation, warranty, covenant or agreement (A) cannot be cured by the Outside Date or (B) if curable, continues to be unremedied as of three business days prior to the Outside Date or, if earlier, the 30th day following delivery of notice to the Company regarding such failure or breach; provided, however, that Parent will not be entitled to exercise this right to terminate the Merger Agreement at any time during which the Parent or Purchaser is then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement (a “Company Breach Termination”).

•	By the Company:

•

at any time prior to the Offer Acceptance Time, if (i) any of the representations and warranties of Parent or Purchaser contained in the Merger Agreement fail to be true and correct or (ii) Parent or Purchaser has breached or failed to comply in any material respect with any of its covenants or agreements under the Merger Agreement that Parent or Purchaser is required to comply with or perform at or prior to the Offer Acceptance Time, and such failure or breach with respect to any such representation, warranty, covenant or agreement would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (A) cannot be cured by Parent or Purchaser, as applicable, by the Outside Date or (B) if curable, continues to be unremedied as of three business days prior to the Outside Date or, if earlier, by the 30th day following delivery of notice to Parent regarding such failure or breach; provided, however, that the Company will not be entitled to exercise this right to terminate the Merger Agreement at any time during which the Company is then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement;

•

if (i) Purchaser has failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in Section 2.1(a) of the Merger Agreement, or (ii) Purchaser will have terminated the Offer prior to the effective Expiration Date (as may be extended in accordance with the Merger Agreement) unless otherwise permitted to do so pursuant to the Merger Agreement, or (iii) Purchaser has failed to accept and pay for all Company Shares validly tendered (and not validly withdrawn) when required to do so in accordance with the terms of the Merger Agreement; provided, however, the Company will not be permitted to terminate the Merger Agreement pursuant to clauses (i) or (iii) if such failure was primarily due to the failure of the Company to perform in any material respect any of its obligations under the Merger Agreement; or

•	in order to enter into a definitive agreement relating to a Superior Proposal (a “Superior Proposal Termination”).

Effect of Termination

In the event of the termination of the Merger Agreement, then each of the parties will be relieved of its duties and obligations arising under the Merger Agreement after the date of such termination and such termination will be without liability to any party, except certain provisions of the Merger Agreement and the Confidentiality Agreement will survive the termination of the Merger Agreement and remain in full force and effect, and, subject to the Company Termination Fee described below, the termination of the Merger Agreement will not relieve any party from any liability for common law fraud or willful breach.

Termination Fee

A termination fee of $9,480,000 (the “Company Termination Fee”) will be payable by the Company to Parent in the event that:

•

the Merger Agreement is terminated by (A) the Company or Parent pursuant to an Outside Date Termination or an Offer Failure Termination and, in either case, (x) the Minimum Condition has not been satisfied prior to such termination, (y) the conditions to the Offer in clauses “(v)” and “(vi)” of Section 15 — “Conditions to the Offer” are satisfied at the time of such termination and (z) in the case of termination by the Company, the right to terminate the Merger Agreement pursuant to an Outside Date Termination is available to Parent, or (B) by Parent pursuant to a Company Breach Termination (solely if the relevant breach giving rise to a right of a Company Breach Termination constitutes a willful breach); following the execution and delivery of the Merger Agreement and prior to such termination of the Merger Agreement, a bona fide Alternative Proposal is publicly proposed or publicly disclosed (whether or not conditional) or made to the Company Board prior to, and not publicly and unconditionally withdrawn at the time of, the Expiration Date or the termination of the Merger Agreement; and the Company consummates an Alternative Proposal within 12 months after the date the Merger Agreement is terminated or enters into an Alternative Acquisition Agreement within 12 months after the date the Merger Agreement is terminated and the applicable Alternative Proposal is subsequently consummated, whether before or after the expiration of such 12-month period; provided, that for purposes of this provision, the references to “20% or more” in the definition of “Alternative Proposal” are deemed to be references to “more than 50%”;

•

the Merger Agreement is terminated by Parent pursuant to a Recommendation Failure Termination, in which case the Company Termination Fee will be payable within two business days after the termination of the Merger Agreement; or

•

the Merger Agreement is terminated by the Company pursuant to a Superior Proposal Termination, in which case the Company Termination Fee will be payable immediately prior to or simultaneously with the termination of the Merger Agreement.

In no event will the Company be required to pay the Company Termination Fee on more than one occasion.

In the event that Parent or its designee receives full payment pursuant to the Company Termination Fee, the receipt of the Company Termination Fee will constitute liquidated damages and not a penalty. Notwithstanding anything in the Merger Agreement to the contrary, in the event the Merger Agreement is terminated under the circumstances in which the Termination Fee is paid: (i) the payment by the Company of the Company Termination Fee will be the sole and exclusive remedy of Parent and Purchaser each and each of their respective affiliates, each of the direct and indirect stockholders, partners, managers or other equity or security holders of Parent and Purchaser or any of their respective affiliates and any Representative of any of the foregoing (each, a “Parent Related Party” and, collectively, the “Parent Related Parties”), (ii) (A) none of Parent, Purchaser, any other Parent Related Party or any other person will, and none of Parent, Purchaser, any other Parent Related Party or any other Person will be entitled to bring, and Parent and Purchaser hereby irrevocably covenant not to bring, threaten, commence, maintain or seek (and further covenant to cause each other Parent Related Party not to bring, threaten, commence, maintain or seek) any recovery in connection with and (B) none of the Company, any affiliates thereof, any direct or indirect stockholder, partner, manager or other equity or security holder of the Company or any affiliate thereof or any Representative of any of the foregoing (each, a “Company Related Party” and, collectively, the “Company Related Parties”) will have any liability for or with respect to, in the case of each of clauses (A) and (B), any action, suit, claim, proceeding, investigation, arbitration or inquiry or other legal proceeding against the Company or any other Company Related Party arising out of the Merger Agreement, any of the Transactions, any breach of any agreement or covenant or any inaccuracy in any representation or warranty set forth in the Merger Agreement, any matters forming the basis for such termination or any loss suffered as a result of the failure of the Merger or any other Transactions to be consummated; provided, however, that payment of the Termination Fee will not be liquidated damages in the case of common law fraud or a willful breach of the Merger Agreement by the Company.

Specific Performance

The parties to the Merger Agreement have agreed that irreparable damage would occur in the event that any provision of the Merger Agreement was not performed in accordance with its specific terms or otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties to the Merger Agreement have acknowledged and agreed that in the event of any breach or threatened breach by the Company, on the one hand, or Parent and/or Purchaser, on the other hand, of any of their respective covenants or obligations set forth in the Merger Agreement, the Company, on the one hand, and Parent and Purchaser, on the other hand, will be entitled (without proof of actual damages or otherwise or posting or securing any bond or other security), in addition to any other remedy to which they are entitled to under law or equity, to seek an injunction or injunctions to prevent or restrain breaches or threatened breaches of the Merger Agreement, by the other (as applicable), and to specifically enforce the terms and provisions of the

Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under the Merger Agreement. The parties to the Merger Agreement have agreed not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of the Merger Agreement by such party (or parties), and to specifically enforce the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party (or parties) under the Merger Agreement. Any party’s pursuit of any injunction or specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by a party in the case of a breach of the Merger Agreement involving willful breach or common law fraud; provided, however, that in no event will Parent or Purchaser be entitled to both the payment of the Company Termination Fee, on the one hand, and either specific performance or any other monetary or other remedies, on the other hand.

Fees and Expenses

Except for certain reimbursement obligations of Parent arising in the event of termination of the Merger Agreement with respect to Company expenses incurred in connection with the performance of the Company’s obligations under the financing cooperation covenants, each party will pay its own expenses incident to preparing for, entering into and carrying out the Merger Agreement and the consummation of the Transactions, except that Parent will pay 100% of the fees payable in connection with the filings required to be made under the HSR Act.

Governing Law

The Merger Agreement is governed by Delaware law, provided, however, that any dispute or controversy arising out of or relating to the debt financing or involving the financing sources is governed by the laws of the State of New York.

Tender Agreements

The following summary description of the Tender Agreements is qualified in its entirety by reference to the Tender Agreement themselves, a form of which is filed as Exhibit (d)(2) to the Schedule TO, which you may examine and copy as set forth in Section 8 — “Certain Information Concerning Purchaser and Parent” above.

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into a Tender Agreement with each of the Principal Stockholders. As August 24, 2025, the Principal Stockholders collectively owned an aggregate of approximately 11.5% of the outstanding Company Shares.

Pursuant to the Tender Agreements, each Principal Stockholder agreed to tender all of his or its Company Shares as of the date of the Tender Agreement and any additional Company Shares it acquires prior to the Tender Agreement Expiration Date (as defined below) into the Offer no later than the 10th business day following the commencement of the Offer. If such Principal Stockholder acquires Company Shares after the date of the Tender Agreement prior to the Tender Agreement Expiration Date, the Principal Stockholder is required to tender such Company Shares on or before the earlier of (i) five business days after such acquisition and (ii) one business day prior to the Tender Agreement Expiration Date. Unless the Tender Agreement terminates in accordance with its terms, once any Principal Stockholder has tendered its Company Shares in accordance with the Tender Agreement, such Principal Stockholder will not withdraw its Company Shares from the Offer at any time. In the event a Principal Stockholder exercises his or its statutory withdrawal rights, Parent and Purchaser will allow the applicable Company Shares to be withdrawn and will pursue available contractual remedies to ensure compliance with the terms of the applicable Tender Agreement.

The Tender Agreement further provides that from the date of the Tender Agreement until the Tender Agreement Expiration Date, each Principal Stockholder will not cause or permit any transfer of any of its Company Shares, other than in connection with certain limited exceptions, and will not tender, agree to tender or permit to be tendered any of its Company Shares in response to, or otherwise in connection with, any tender or exchange offer other than the Offer. The Tender Agreement also provides that from the date of their execution until they expire, each Principal Stockholder will (i) not deposit or otherwise transfer any of its Company Shares into a voting trust or any voting agreement or arrangement, (ii) not grant any proxy, power of attorney, consent right or other authorization, or enter into any voting agreement or similar agreement with respect to any of the Company Shares held by such Principal Stockholder, other than as set forth in the Tender Agreement and (iii) ensure that no action is taken or permitted that would in any way restrict, limit or interfere with the performance of such Principal Stockholder’s obligations under the Tender Agreement or otherwise make any representation or warranty of the Principal Stockholder in the Tender Agreement untrue or incorrect in any material respect.

Under the terms of the Tender Agreement, each Principal Stockholder irrevocably and unconditionally waived, and agreed not to exercise or assert, on his or its own behalf or on behalf of any other holder of Company Shares, any rights of appraisal, any dissenters’ rights or any similar rights relating to the Merger that such Principal Stockholder may have by virtue of, or with respect to, any Company Shares owned by such Principal Stockholder.

The Tender Agreement will terminate and have no further force or effect on the earlier of (i) the date and time upon which the Merger Agreement is validly terminated, (ii) the date and time upon which the Merger becomes effective, (iii) the date and time the Merger Agreement is amended or modified, in each case in any manner adverse in any material respect to a Principal Stockholder (including any reduction in, or change to the form of, the consideration payable for the Company Shares (other than the substitution of upfront cash paid at the closing for one or both Milestone Payments in the CVR Agreement in an amount equal to the aggregate maximum Milestone Payment payable to all Holders (as defined in the CVR Agreement) for such Milestone(s) under the CVR Agreement as if such Milestone(s) had been attained to the maximum extent)) without the prior written consent of such Principal Stockholder, (iv) the termination or withdrawal of the Offer by Parent or Purchaser and (v) the expiration of the Offer without Purchaser having accepted for payment the Company Shares tendered in the Offer (the “Tender Agreement Expiration Date”).

CVR Agreement

The following summary description of the CVR Agreement is qualified in its entirety by reference to the CVR Agreement itself, a form of which is included as Annex III to the Merger Agreement which is filed as Exhibit (d)(1) to the Schedule TO, which you may examine and copy as set forth in Section 8 — “Certain Information Concerning Purchaser and Parent” above.

Pursuant to the Merger Agreement, at or prior to the Offer Acceptance Time, Parent and the Rights Agent will enter into the CVR Agreement governing the terms of the CVRs issued pursuant to the Offer and the Merger. The Rights Agent will maintain an up-to-date register of Holders. Each CVR carries a maximum aggregate payment potential of $1.00 in cash.

Each CVR represents the right to receive Milestone Payments, without interest, subject to any applicable withholding taxes conditioned upon the achievement of the following milestone conditions within the following specified time periods:

•

Milestone 1 — Receipt of FDA approval of an Injection Product with (a) $0.75 per CVR if Milestone 1 is achieved by September 30, 2026, (b) $0.50 per CVR if Milestone 1 is achieved by December 31, 2026 and (c) $0.25 per CVR if Milestone 1 is achieved by June 30, 2027. Milestone 1 will not be achieved if FDA approval occurs after the Milestone 1 Outside Date; and

•

Milestone 2 — Achievement in any trailing consecutive 12-month period ending prior to and including December 31, 2026 of at least $110.0 million of worldwide net sales of all Products in such 12-month period with (a) $0.25 per CVR upon the achievement of $120.0 million of worldwide net sales in such period and (b) between $0.10 and $0.25 per CVR if, as of December 31, 2026, the highest worldwide net sales in any trailing 12-month period were between $110.0 million and $120.0 million, which payment will be calculated on a straight-line basis such that the payment per CVR increases proportionally as worldwide net sales increase from $110.0 million to $120.0 million. Milestone 2 will not be achieved if trailing worldwide net sales are less than $110 million during this period.

The Company plans to submit a sNDA in the third quarter of 2025 for SCP-111, an 80mg/1mL autoinjector, intended to provide an additional option to the on-body infusor for treatment of fluid overload in eligible adult patients who do not require hospitalization, which, if approved prior to the Milestone 1 Outside Date, would satisfy the achievement of Milestone 1. As of June 30, 2025, the Company reported $28 million in revenue from FUROSCIX® in the first half of the 2025. See Section 7 — “Certain Information Concerning the Company.”

If Parent consummates a sale, assignment, transfer or exclusive license of all or substantially all of the rights to research, develop, apply for FDA approval for, manufacture, commercialize and otherwise exploit the Products worldwide to a third party (subject to certain exceptions, including a change of control of Parent) that is not an affiliate of Parent prior to either Milestone having been achieved prior to the applicable Milestone Outside Date, then any Milestone that has not yet been achieved as of the time of consummation of such transaction will be deemed to have been achieved prior to the applicable Milestone Outside Date, such that (a) if Milestone 1 has not yet been achieved prior to the consummation of such transaction, and such transaction is consummated (1) on or prior to September 30, 2026, the Milestone 1 Milestone Payment will be $0.625 without interest, (2) between October 1, 2026 and December 31, 2026, the Milestone 1 Milestone Payment will be $0.375 without interest, (3) between January 1, 2027 and June 30, 2027, the Milestone 1 Milestone Payment will be $0.25 without interest, and (4) on or after July 1, 2027, the Milestone 1 Milestone Payment will be $0, and (b) if Milestone 2 has not yet been achieved prior to the consummation of such transaction, the Milestone 2 Milestone Payment will be (x) $0.175 on or prior to December 31, 2026 and (y) $0 on or after January 1, 2027.

With respect to each Milestone, until the earlier of the date on which such Milestone has been achieved and the applicable Milestone Outside Date, as applicable, Parent (directly or through its assignees or their respective affiliates or certain sublicensees of any of the foregoing) is obligated to use Commercially Reasonable Efforts (as defined below) to achieve such Milestone. The approval of an Injection Product and the receipt of sufficient Product revenue to satisfy Milestone 1 and Milestone 2, respectively, is subject to a substantial number of risks and uncertainties that may result in one or both of these Milestones not being achieved. As a result, there can be no assurance that either Milestone 1 or Milestone 2 will be achieved on or before the applicable Milestone Outside Date or that any Milestone Payments will be made.

“Commercially Reasonable Efforts” means the level of efforts that is consistent with the level of efforts at least commensurate with the level of efforts that Parent typically devotes in the performance of a corresponding activity for its own internally developed or in-licensed products which are at a similar stage in development and have a similar market potential as the applicable Product (“Relevant Product”), taking into account all scientific, commercial and other relevant factors that Parent would typically take into account with any Relevant Product, including patent coverage, expiration and term extension, regulatory and other exclusivity, manufacturing and supply chain, product profile, safety and efficacy, actual and anticipated product labeling, the competitiveness of alternative products in the marketplace or under development, actual and anticipated market conditions, geographic market, the regulatory structure involved and the cost and likelihood of obtaining regulatory approval, the legal and regulatory environment, pricing and the availability of coverage and reimbursement and the expected profitability of the applicable product, including actual and expected development costs and timelines, cost of goods and all other costs associated with the applicable product and timelines associated with commercial entry; provided that, notwithstanding the foregoing, such level of efforts and resources will be determined without taking into account the Milestone Payment payable in accordance with, and subject to, the terms hereof. It is understood that product potential (which includes the foregoing factors) may change from time to time based upon changing scientific, legal and regulatory, business and marketing and/or return on investment considerations.

If Milestone 1 is achieved on or prior to the Milestone 1 Outside Date or Milestone 2 is achieved on or prior to the Milestone 2 Outside Date, then as soon as reasonably practicable following the achievement of the applicable Milestone by the applicable Milestone Outside Date (and in any event no later than 30 days after the date on which such Milestone is achieved), Parent will deliver to the Rights Agent written notice indicating that the applicable Milestone has been achieved (each such notice, a “Milestone Notice” and the date on which such Milestone Notice is delivered to the Rights Agent, a “Milestone Notice Date”). Within 10 business days of the applicable Milestone Notice Date (the “Milestone Payment Date”), Parent will deliver to the Rights Agent an amount in cash, by wire transfer of immediately available funds to an account specified by the Rights Agent, equal to the aggregate amount necessary to pay the applicable Milestone Payment amounts to all Holders other than to Equity Award Holders (as defined in the CVR Agreement) with respect to which the applicable Milestone Payment is subject to deduction for any required withholding.

The Rights Agent will promptly, and in any event within 10 business days of the receipt of a Milestone Notice, send each Holder (other than Equity Award Holders) at his, her or its registered address a copy of the applicable Milestone Notice and pay the applicable Milestone Payment amount to each of the Holders (other than Equity Award Holders). Parent (i) will promptly, and in any event within 10 business days after the applicable Milestone Notice Date, send Holder with respect to which the applicable Milestone Payment is subject to deduction for any required withholding tax at such holder’s registered address a copy of the applicable Milestone Notice and (ii) with respect to any portion of the applicable Milestone Payment that is payable to such Holders, will, as soon as reasonably practicable following the applicable Milestone Payment Date (but in any event no later than the next regularly scheduled payroll date that is not less than five business days following the applicable Milestone Payment Date, and in all events no later than the date that is 75 days following the date on which the applicable Milestone is achieved), pay, or will cause the Surviving Company or an affiliate of the Surviving Company to pay through Parent’s, the Company’s or such affiliate’s payroll system or accounts payable systems (and subject to any deduction for any required withholding tax pursuant to Section 3.7 of the Merger Agreement), the applicable Milestone Payment amount payable to each such Holder in accordance with Section 3.6 of the Merger Agreement.

The rights to payment described above are solely a contractual right governed by the terms and conditions of the CVR Agreement. The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights, will not represent any equity or ownership interest in Parent, Purchaser or the Company or their respective affiliates and will not be transferrable except in the limited circumstances described below. The CVRs will not be registered or listed for trading. No interest will accrue or be payable in respect of any of the amounts that may be payable in respect of the CVRs. As a holder of a CVR, you will have no greater rights against Parent than those accorded to general, unsecured creditors under applicable law with respect to the Milestone Payment amounts that may be payable. The CVR Agreement is governed by Delaware law and provides that any dispute must be brought exclusively in the Delaware Court of Chancery (or, if that court lacks jurisdiction, another Delaware court), and includes a waiver of trial by jury.

The CVRs will not be transferable except (i) upon death of a Holder by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are passed to beneficiaries upon death; (iii) pursuant to a court order (including in connection with bankruptcy or liquidation); (iv) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by The Depositary Trust Company; (vi) if the Holder is a partnership or limited liability company, a distribution by such Holder to its partners or members, as applicable (provided that such distribution does not subject the CVRs to a requirement of registration under the Securities Act or the Securities Exchange Act or any securities or “blue sky” laws of any state or other jurisdiction); or (vii) by abandonment of the CVR to Parent without consideration.

The Rights Agent will keep a register for the purpose of (i) identifying the Holders and (ii) registering CVRs and permitted transfers thereof. The register will initially show one position for Cede & Co. representing all the Company Shares held by The Depositary Trust Company on behalf of the street holders of the Company Shares as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders with respect to transfers of CVRs unless and until such CVRs are transferred into the name of such street name holders in accordance with the terms of the CVR Agreement. Parent will furnish or cause to be furnished to the Rights Agent (a) the names and addresses of the holders of Company Shares within 30 business days after the Effective Time, in such form as Parent receives from the Company’s transfer agent and (b) in the case of Equity Award Holders, the name and address of such holders as set forth in the books and records of the Company at the Effective Time and in accordance with the terms of the Merger Agreement.

Except for amendments (i) to evidence the succession of another person to Parent and the assumption by such successor of the covenants of Parent under the CVR Agreement; (ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent and the Rights Agent will consider to be for the protection or benefit of the Holders, provided that, in each case, such provisions do not adversely affect the interests of the Holders; (iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision in the CVR Agreement, or to make any other provisions with respect to matters or questions arising under the CVR Agreement, provided that, in each case, such provisions do not adversely affect the interests of the Holders; (iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws, provided, that, in each case, such provisions do not adversely affect the interests of the Holders; (v) to evidence the succession of another person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent under the CVR Agreement; (vi) to evidence an assignment of the CVR Agreement by Parent; or (vii) for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of the Holders, Parent may not, without the consent of Holders of not less than a majority of the outstanding CVRs, amend the terms of the CVR Agreement.

The CVR Agreement provides that, other than the rights of the Rights Agent as set forth in the CVR Agreement, Holders of not less than a majority of the outstanding CVRs will have the sole right, on behalf of all Holders, to institute any action or proceeding with respect to the CVR Agreement. No individual Holder or other group of Holders will be entitled to exercise such rights. As discussed in Section 9 — “Source and Amount of Funds,” Holders may face certain other risks in connection with the CVRs as holders of subordinated debt, including that (i) the financial condition of Parent or the Surviving Company could deteriorate such that we would not have the necessary cash or ability to draw down borrowing under our Amended Credit Agreement to make the required payments under the Merger Agreement and the CVR Agreement; (ii) holders of CVRs will have no greater rights against Parent and the Surviving Company than those accorded to general unsecured creditors of Parent and the Surviving Company under applicable law; (iii) the rights of holders of CVRs will be effectively subordinated in right of payment to all of Parent’s and the Surviving Company’s secured obligations to the extent of the collateral securing such obligations; (iv) the CVRs will be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Parent’s and the Surviving Company’s subsidiary; and (v) the filing of a bankruptcy petition by, or on behalf of, Parent or the Surviving Company may prevent Parent or the Surviving Company from making some or all payments that may become payable with respect to the CVRs.

The CVR Agreement will terminate upon the earliest to occur of (a) the mailing (or payment by other means) by the Rights Agent to the address of each Holder as reflected in the CVR register the full amount of all Milestone Payment Amounts required to be paid under the terms of the CVR Agreement, (b) the delivery of a written notice of termination duly executed by Parent and the Holders of not less than a majority of the outstanding CVRs, and (c) the occurrence of the last Milestone Outside Date prior to the achievement of the Milestones.

Blackstone Credit Facility

The following summary descriptions of the Credit Agreement and the Amended Credit Agreement are qualified in their entirety by reference to the Credit Agreement and the Amended Credit Agreement themselves, which are filed as Exhibit (b)(1) and Exhibit (b)(2), respectively, to the Schedule TO, which you may examine and copy as set forth in Section 8 — “Certain Information Concerning Purchaser and Parent” above.

On August 6, 2025 (the “Credit Facility Closing Date”), Parent entered into a senior secured term loan agreement (the “Credit Agreement”) with Blackstone Alternative Credit Advisors LP, as Blackstone Representative and Lead Arranger (in such capacity, “Blackstone”), the lenders party thereto from time to time, the subsidiary guarantors party thereto from time to time, and Wilmington Trust, National Association, as administrative agent and collateral agent for the lenders (in such capacity, the “Agent”). The Credit Agreement originally provided for up to $500 million in term loans consisting of (i) a $75 million initial term loan, which was funded on the Credit Facility Closing Date, (ii) $125 million in delayed draw term loan commitments, which Parent may draw at its option during the 24 months immediately following the Credit Facility Closing Date, subject to customary conditions set forth in the Credit Agreement, and (iii) up to $300 million in the form of an uncommitted delayed draw term loans, which Parent may borrower in the future subject to mutual agreement with Blackstone and the lenders under the Credit Agreement.

In connection with the execution of the Merger Agreement, on August 24, 2025, Parent entered into Amendment No. 1 to Loan Agreement and Security Agreement (the “Credit Agreement Amendment”) with Blackstone, the lenders party thereto, the subsidiary guarantors party thereto, and the Agent, which amended the Credit Agreement (the Credit Agreement as amended by the Credit Agreement Amendment, the “Amended Credit Agreement”; and the credit facility provided for thereunder, the “Blackstone Credit Facility”).

Pursuant to the Credit Agreement Amendment, among other things, the lenders party thereto agreed to provide an additional $175.0 million incremental delayed draw term loan solely to finance a portion of the fees, premiums, expenses and other transaction costs incurred in connection with the transactions contemplated by the Merger Agreement (the “Transaction Funding”), subject to certain customary draw down conditions as set forth in the Credit Agreement Amendment, including (i) effectiveness of the Credit Agreement Amendment, (ii) bring down of a limited set of representations and warranties with respect to the Company made in the Merger Agreement, which representations and warranties are material to the interests of the lenders under the Amended Credit Agreement (in their capacities as such), but only to the extent that Parent or its subsidiaries have the right (taking into account any applicable cure provisions) to terminate its (or their) obligations under the Merger Agreement or to decline to consummate the Merger (in each case, in accordance with the terms thereof) as a result of a breach of such representations and warranties in the Merger Agreement (such representations and warranties, the “Specified Acquisition Agreement Representations”), (iii) bring down of a limited set of representations with respect to Parent made in the Amended Credit Agreement and specified therein (such representations and warranties, the “Specified Representations”), (iv) that no payment or bankruptcy event of default has occurred and be continuing under the Amended Credit Agreement, (v) that no “Company Material Adverse Effect” (as defined in the Merger Agreement) has occurred, (vi) that the Merger is consummated substantially concurrently with the borrowing of such incremental delayed draw term loans, in all material respects in accordance with the terms of the Merger Agreement, without giving effect to any amendments, consents or waivers by Parent or any of its subsidiaries that are materially adverse to the interests of the lenders under the Amended Credit Agreement without the prior consent of such lenders (such consent not to be unreasonably withheld, delayed or conditioned), (vii) that substantially concurrently with the funding of such incremental delayed draw term loans, Parent will, or will have caused the Company to, complete the Company Debt Extinguishment, (viii) delivery of a borrowing notice and/or funding direction letter for the borrowing of such incremental delayed draw term loans in accordance with the requirements of the Amended Loan Agreement, (ix) delivery of certain certificates of officers of Parent with respect to these conditions and with respect to the solvency of Parent and its subsidiaries after giving effect to the Credit Agreement Amendment, and (x) payment of certain fees and expenses of the lenders and Agent with respect to the Credit Agreement Amendment and such incremental delayed draw term loans.

In addition, pursuant to the Credit Agreement Amendment, the lenders agreed to limit the conditions precedent to Parent’s borrowing of up to $75.0 million of delayed draw term loans (out of the aggregate $125.0 million in delayed draw term loan commitments available under the Credit Agreement), solely to the extent such loans are used solely for the Transaction Funding, to customary draw down conditions set forth in the Credit Agreement Amendment, including (i) after giving pro forma effect to the execution of the Merger Agreement and the consummation (or consummation substantially concurrently with the borrowing of such delayed draw term loans) of the Merger (including the borrowing of such delayed draw term loans and the use of proceeds thereof) on a pro forma basis, no payment or bankruptcy event of default under the Amended Credit Agreement will have occurred and be continuing or would result therefrom on the closing date of the Merger, (ii) bring down of the Specified Acquisition Agreement Representations, (iii) bring down of the Specified Representations, and (iv) delivery of a borrowing notice and/or funding direction letter for the borrowing of such delayed draw term loans in accordance with the requirements of the Amended Loan Agreement.

The Blackstone Credit Facility will mature on the fifth anniversary of the Credit Facility Closing Date. The loans thereunder bear interest at a rate per annum equal to one, three or six month term SOFR (at Parent’s election), subject to a 2% floor, plus a margin of 4.75%. Interest is paid quarterly or, if Parent elects one-month SOFR, monthly. The interest rate margin increases to 5.00% at any time Parent’s ratio of indebtedness to adjusted EBITDA (measured on a trailing four quarter basis) is greater than or equal to 5.00:1.00 as of the most recent fiscal quarter for which Parent has delivered financial statements. Term loans under the Amended Credit Agreement are funded net of an upfront fee payable by Parent.

Parent has the option to prepay the loans under the Blackstone Credit Facility in whole or in part, subject to early prepayment fees in an amount equal to (a) a full interest make-whole plus 3.00% if prepayment occurs on or prior to the first anniversary of the Credit Facility Closing Date, (b) 3.00% of principal prepaid if prepayment occurs after the first anniversary of the Credit Facility Closing Date but on or prior to the second anniversary of the Credit Facility Closing Date, and (c) 1.00% of principal prepaid if prepayment occurs after the second anniversary of the Credit Facility Closing Date and prior to or on the third anniversary of the Credit Facility Closing Date.

Parent’s obligations under the Blackstone Credit Facility are guaranteed by each of Parent’s subsidiaries and any future subsidiaries, subject to limited exceptions set forth in the Amended Credit Agreement, and are secured by a security interest on substantially all of the assets of Parent and the subsidiary guarantors, including intellectual property.

The Amended Credit Agreement includes representations and warranties, affirmative covenants (including reporting obligations), negative covenants and events of default that are usual and customary for facilities of this type, in each case, subject to certain permitted exceptions as set forth therein. Parent also contains a financial covenant for the benefit of the lenders, which requires Parent to have liquidity of at least $40 million as of the last business day of each fiscal quarter ending after the Credit Facility Closing Date, with liquidity defined as our unrestricted cash and cash equivalents.

To date, no plans have been made to finance or repay any borrowings under the Amended Credit Agreement after the consummation of the Transactions, other than as required by the terms of the Amended Credit Agreement.

Other than as described herein, we have no specific alternative financing arrangements or alternative financing plans in connection with the Offer or the Merger.

Mutual Nondisclosure Agreement

The following summary description of the Mutual Nondisclosure Agreement is qualified in its entirety by reference to such Mutual Nondisclosure Agreement, which has been filed as Exhibit (d)(3) to the Schedule TO

(the “Mutual Nondisclosure Agreement”), which may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Purchaser and Parent” above.

On May 7, 2025, Parent and the Company entered into the Mutual Nondisclosure Agreement pursuant to which, among other things, Parent and the Company agreed, subject to certain exceptions, to keep confidential certain non-public information relating to Parent and the Company in connection with a possible transaction involving Parent and the Company.

The Mutual Nondisclosure Agreement contains a customary standstill provision for the benefit of the Company, which is binding on Parent for a period of 18 months from the date of the Mutual Nondisclosure Agreement and automatically terminates in the event the Company publicly announces that it has entered into a definitive agreement with any person other than Parent or Parent’s controlled affiliates to consummate a transaction involving the acquisition of all or substantially all of the Company’s outstanding securities or assets.

12. Purpose of the Offer and Plans for the Company

Purpose of the Offer

We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and ultimately following the Merger, the entire equity interest in, the Company while allowing the Company’s stockholders an opportunity to receive the Offer Price promptly by tendering their Company Shares pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver (to the extent permissible) of the remaining conditions set forth in the Merger Agreement, the Company, Parent and Purchaser intend to complete the Merger as promptly as practicable thereafter (in any event no later than the first business day after the satisfaction or waiver (to the extent permissible) of such remaining conditions) without a meeting of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Holders of Company Shares who tender their Company Shares pursuant to the Offer will cease to have any equity interest in the Company and will no longer participate in the future growth of the Company. If the Merger is consummated, the current holders of Company Shares will no longer have an equity interest in the Company and instead will only have the right to receive the Offer Price or, to the extent that holders of Company Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Company Shares are entitled in accordance with Delaware law.

Plans for the Company

After the completion of the Offer and the Merger, the Company will be a wholly owned subsidiary of Parent. From and after the consummation of the Merger, the directors and officers of Purchaser as of immediately prior to the Effective Time will be the directors and officers of the Company as of immediately after the Effective Time.

Except as otherwise disclosed in this Offer to Purchase, we do not have any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets, involving the Company or its subsidiary, any material changes in the Company’s present dividend policy, indebtedness, capitalization or corporate structure. We will continue to evaluate and review the Company and its business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel with a view towards determining how to optimally realize any potential benefits which arise from the relationship of the operations of the Company with those of other business units of Parent. Such evaluation and review is ongoing and is not expected to be completed until after the consummation of the Offer and the Merger. We intend to work with the Company’s management as part of a comprehensive review of the Company’s business, operations, capitalization, management and personnel with a view to optimizing development of the Company’s potential.

13. Certain Other Effects

Because the Merger will be governed by and effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction or waiver (to the extent permissible) of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and the Company will consummate the Merger as promptly as practicable thereafter. Immediately following the Merger, all of the outstanding Company Shares will be held by Parent.

Market for the Company Shares

If the Offer is successful, there will be no market for the Company Shares because Purchaser, Parent and the Company intend to consummate the Merger as promptly as practicable following the consummation of the Offer and subject to the satisfaction or waiver (to the extent permissible) of the remaining conditions set forth in the Merger Agreement.

If the Merger is consummated, stockholders not tendering their Company Shares in the Offer (other than those properly and validly exercising their statutory rights of appraisal in compliance in all respects with Section 262 of the DGCL) will receive the same amount per Company Share as they would have received had they tendered their Company Shares in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Company Shares in the Offer is that tendering stockholders may be paid sooner.

Nasdaq Listing

The Company Shares are currently listed on Nasdaq. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the consummation of the Offer), the Company Shares will no longer meet the requirements for continued listing on the Nasdaq because the only stockholder will be Parent. We intend to cause the delisting of Company Shares from Nasdaq and the termination of the registration of the Company Shares under the Exchange Act as soon after completion of the Merger as the requirements for delisting and termination of registration of the Company Shares are met.

Registration under the Exchange Act

The Company Shares are currently registered under the Exchange Act. Registration may be terminated upon application of the Company to the SEC if the Company Shares are not listed on a national securities exchange and are not held by 300 or more holders of record. Termination of the registration of the Company Shares under the Exchange Act, assuming there are no other securities of the Company subject to registration, would substantially reduce the information required to be furnished by the Company to holders of Company Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Company. Furthermore, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act. If registration of the Company Shares under the Exchange Act were terminated, the Company Shares would no longer be “margin securities” or eligible for listing or reporting on Nasdaq. We intend to cause the delisting of Company Shares from Nasdaq and the termination of the registration of the Company Shares under the Exchange Act as soon after completion of the Merger as the requirements for delisting and termination of registration of the Company Shares are met.

Margin Regulations

The Company Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other matters, of allowing brokers to extend credit on the collateral of such Company Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Company Shares pursuant to the Offer the Company Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

14. Dividends and Distributions.

As discussed in Section 11 — “The Transaction Documents — The Merger Agreement — Operating Covenants,” the Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, the Company, without the prior consent of Parent will not declare, set aside, make, accrue or pay any dividend or distribution (whether in cash, stock, property or otherwise) on any shares of its capital stock or any other equity interests in the Company or its subsidiary, other than dividends paid to the Company or its wholly owned subsidiary by a wholly owned subsidiary of the Company with regards to its capital stock or other equity interests.

15. Conditions to the Offer

The following sets forth the conditions to the Offer set forth in the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO and any other filings that we make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Purchaser and Parent.” Holders of Company Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms not otherwise defined in this Section 15 or otherwise in the Offer to Purchase will have the meanings ascribed to them in the Merger Agreement.

The conditions to the Offer have been included in this Offer to Purchase to provide you with information regarding the terms of the Offer and is not intended to modify or supplement any factual disclosures about the Company, Purchaser or Parent (or any of their respective subsidiaries or affiliates) in public reports filed with the SEC. In particular, the Merger Agreement and this list of conditions to the Offer are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Company, Purchaser or Parent (or any of their respective subsidiaries or affiliates).

The obligation of Purchaser to accept for payment and pay for Company Shares validly tendered (and not validly withdrawn) pursuant to the Offer, subject to the rights and obligations of Purchaser to extend and/or amend the Offer in accordance with the terms and conditions of the Merger Agreement, is subject to the satisfaction or waiver (to the extent permissible) of the conditions set forth in clauses (i) through (viii) below. Accordingly, notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Purchaser will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any validly tendered (and not validly withdrawn) Company Shares, and, to the extent permitted by the Merger Agreement, may (x) terminate the Offer: (a) upon termination of the Merger Agreement and (b) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to the Merger Agreement) or (y) amend the Offer as otherwise permitted by the Merger Agreement, if (in the case of (x) or (y)): (A) the Minimum Condition is not satisfied as of one minute following 11:59 p.m. Eastern time on the Expiration Date of the Offer or (B) any of the additional conditions set forth in clauses (ii) through (viii) below will not be satisfied or waived (to the extent permissible) in writing by Parent as of one minute following 11:59 p.m. Eastern time on the Expiration Date of the Offer:

(i) there having been validly tendered (not including any Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) and not validly withdrawn Company

Shares that, considered together with all other Company Shares (if any) beneficially owned by Parent and its subsidiaries, represent one more Company Share than 50% of the total number of Company Shares outstanding at the time of the expiration of the Offer;

(ii) (a) the representations and warranties of the Company relating to its authorized and outstanding capital stock and Company Shares reserved for issuance pursuant to outstanding Company Options, Company RSU Awards, Company Stock Plans and Company Warrants and interests in any other person other than its subsidiary been true and correct in all respects as of the date of the Merger Agreement and being true and correct in all respects as of the Offer Acceptance Time, as if made on and as of the Offer Acceptance Time, except for de minimis inaccuracies; (b) the representations and warranties of the Company relating to organization, qualification, capitalization (other than the representations set forth in clause (a)),corporate power, enforceability, Company Board approval, no vote required, brokers, certain expenses, opinion of financial advisor and state takeover statutes inapplicable having been true and correct (in each case, without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any such representation or warranty) in all material respects as of the date of the Merger Agreement, and being true and correct in all material respects at and as of the Offer Acceptance Time as if made on and as of such the Offer Acceptance Time; (c) the representations and warranties of the Company relating to absence of certain changes or events having been true and correct in all respects as of the date of the Merger Agreement and being true and correct in all respects at and as of the Offer Acceptance Time as if made on and as of such time; and (d) the representations and warranties of the Company set forth in the Merger Agreement (other than those referred to in clauses “(a)”, “(b)” or “(c)” above) having been true and correct in all respects (in each case, without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any such representation or warranty) as of the date of the Merger Agreement, and being true and correct in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, that in each case of the immediately preceding clauses “(a)”, “(b)”, “(c)” or “(d)”, the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in the applicable clause) as of such date only;

(iii) the Company having complied with or performed in all material respects all of the covenants and agreements that the Company is required to comply with or perform at or prior to the Offer Acceptance Time (without giving effect to any limitation as to “materiality” set forth in any such covenants or agreements);

(iv) since the date of the Merger Agreement, there having not been any Company Material Adverse Effect that is continuing as of the Offer Acceptance Time;

(v) all applicable waiting periods under the HSR Act and the Required Antitrust Approvals will have expired or terminated (including any timing agreement entered into with any Governmental Authority) and any approvals or clearances required thereunder having been obtained;

(vi) there not being in effect any law, order, judgment or injunction (whether temporary, preliminary or permanent) issued, enacted, promulgated, entered or enforced by a court of competent jurisdiction or other Governmental Authority restraining, prohibiting or rendering illegal the consummation of the Offer or the Merger (brought by a third party);

(vii) Parent and Purchaser having received a certificate executed on behalf of the Company by the Company’s Chief Executive Officer, acting in such capacity, and not in his or her capacity as an individual, confirming that the conditions set forth in the foregoing clauses “(ii),” “(iii)” and “(iv)” have been duly satisfied; and

(viii) the Merger Agreement having not been terminated in accordance with its terms.

With respect to the Offer Condition set forth in clause (iv), Parent and Purchaser are not aware of any Company Material Adverse Effect that has occurred between the date of the Merger Agreement and September 8, 2025 that is continuing.

The foregoing conditions will be in addition to (and not in limitation of) the rights and obligations of Purchaser to extend the Offer pursuant to the terms and conditions of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser and (except for the condition set forth in clause (i) above) may be waived by Parent or Purchaser in whole or in part at any time and from time to time, in each case prior to the Expiration Date, in the sole discretion of Parent or Purchaser, subject in each case to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. Any Company Shares subject to Notices of Guaranteed Delivery will be deemed not to be validly tendered for purposes of satisfying the Minimum Condition unless and until the Company Shares are “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL). The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and, each such right will be deemed an ongoing right which may be asserted at any time and from time to time, in each case prior to the Expiration Date. In addition, each of the foregoing conditions is independent of any of the other foregoing conditions; the exclusion of any event from a particular condition does not mean that such event may not be included in another condition.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, we expressly reserve the right to increase the Offer Price, waive (to the extent permissible) any Offer Condition or to make any change in the terms of or conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided that, without the prior written consent of the Company, we may not decrease the Offer Price, including by reducing the Cash Amount or the amount payable pursuant to the Milestone Payments, change the form of consideration payable in the Offer, decrease the maximum number of Company Shares sought to be purchased in the Offer, impose conditions or requirements to the Offer in addition to the Offer Conditions, amend or modify any of the Offer Conditions in a manner that adversely affects any holder of Company Shares in his, her or its capacity as such, change or waive the Minimum Condition, extend or otherwise change the Expiration Date (other than as permitted or required pursuant to the Merger Agreement), provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act, or amend or modify the terms of the CVR or the CVR Agreement (other than certain revisions requested by the Rights Agent that are not, individually or in the aggregate, detrimental to holders of CVRs).

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, if we waive a material condition of the Offer or if we determine that an Offer Condition has not been satisfied and gives rise to a right to terminate the Offer by the Purchaser or Parent, we will disseminate additional tender offer materials and extend the Offer or notify you of our decision to terminate the Offer, in each case, if and to the extent required by applicable law. See Section 1 — “Terms of the Offer.”

The Offer may not be terminated prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer without the prior written consent of the Company, unless the Merger Agreement is terminated in accordance with its terms.

16. Certain Legal Matters; Regulatory Approvals

General

Except as described in this Section 16, based on a review of publicly available filings made by the Company with the SEC and other publicly available information concerning the Company and information supplied by the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the business of the Company and its subsidiary, taken as a whole, that might be adversely affected by our acquisition of the Company Shares (and the indirect acquisition of the stock of the Company’s subsidiary) as contemplated in the Merger Agreement or of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of the Company Shares by us as contemplated in the Merger Agreement. Should any such approval or other action be required, we and Parent currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. If certain types of adverse actions are taken with respect to the matters discussed below, we could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Company Shares tendered. See Section 15 — “Conditions to the Offer” of this Offer to Purchase for a description of certain conditions to the Offer.

Antitrust Compliance

Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Company Shares pursuant to the Offer and the Merger is subject to such requirements.

Pursuant to the Merger Agreement, on September 3, 2025, each of Parent and the Company filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC. The waiting period applicable to the purchase of Company Shares pursuant to the Offer will expire 30 days following the filing by each of Parent and the Company of the Premerger Notification and Report Form at 11:59 p.m., Eastern time, but this period may be (a) shortened if the reviewing agency grants “early termination” of the waiting period, (b) restarted if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 30-day waiting period, or (c) continued if the reviewing agency issues a formal request for additional information and documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m., Eastern time, 30 days after substantial compliance with such request by Parent and the Company, unless earlier terminated. The parties may also enter into a timing agreement with the DOJ or FTC to not consummate the Offer for a specified period of time. If any waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until the next day that is not a Saturday, Sunday or federal holiday at 11:59 p.m., Eastern time.

After expiration or termination of the applicable waiting period, Parent and the Company will be free to complete the Offer and the Merger unless otherwise agreed with the reviewing agency or doing so would be prohibited by court order. See Section 15 — “Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions and Section 11 — “The Transaction Documents — The Merger Agreement — Termination” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions.

There can be no assurance that regulatory clearances and approvals will be timely obtained or obtained at all, or that a challenge on antitrust, competition or foreign investment control law grounds will not be made and, if so, what the result will be.

Regulatory Undertakings

See Section 11 — “The Transaction Documents — The Merger Agreement — Antitrust Filings.”

Delaware Law

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the transactions contemplated thereby, and therefore the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated by the Merger Agreement.

State Takeover Statutes

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through its subsidiary, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws.

We are not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and have not attempted to comply with any other state takeover laws or regulations. If any government official, the Company or third party seeks to apply any state takeover law (other than Section 203 of the DGCL) to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Company Shares. In addition, if enjoined, we may be unable to accept for payment or pay for Company Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Company Shares. See Section 15 — “Conditions to the Offer.”

Appraisal Rights

Holders of the Company Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of the Company Shares at the Effective Time will have certain rights under the provisions of Section 262 of the DGCL, including the right to demand appraisal of, and to receive payment in cash of the fair value of, their Company Shares, subject to certain exceptions, as set forth in Section 262 of the DGCL. Holders of Company Shares who demand appraisal and comply with the applicable statutory procedures, and whose appraisal rights are not otherwise lost pursuant to Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of their Company Shares (excluding any element of value arising from the accomplishment or the expectation of the Merger) and to receive payment of such fair value in cash, together with a statutory rate of interest thereon, unless the court in its discretion determines otherwise for good cause shown. Any such judicial determination of the fair value of the Company Shares could be based upon factors other than, or in addition to, the price per Company Share to be paid in the Merger or the market value of the Company Shares. The value so determined could be more or less than, or the same as, the price per Company Share to be paid in the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and must include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 of the DGCL in connection with the Merger, such stockholder must do all of the following: prior to the later of the consummation of the Offer (that is, the Offer Acceptance Time) and 20 days after the date of mailing of the Schedule 14D-9, deliver to the Company a written demand for appraisal of Company Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal; not tender such stockholder’s Company Shares in the Offer; and continuously hold of record the Company Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of stockholders’ appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL and is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his, her or its right to appraisal, such holder’s Company Shares will be automatically converted in the Merger into, and represent only the right to receive, the price per Company Share to be paid in the Merger, without interest, subject to any applicable withholding taxes.

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding shares of common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Company Shares for payment pursuant to the Offer, we will have received a sufficient number of Company Shares to ensure that the Company will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of the Company. As promptly as practicable following the consummation of the Offer and subject to the satisfaction or waiver (to the extent permitted) of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and the Company will take all necessary and appropriate action to effect the Merger without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL.

17. Fees and Expenses

We have retained MacKenzie Partners, Inc. to act as the Information Agent and Broadridge Corporate Issuer Solutions, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Company Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, we will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or any other person for soliciting tenders of Company Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18. Miscellaneous

The Offer is being made to all holders of Company Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Company Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Company Shares in such state. In any jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or make any representation on behalf of us or Parent not contained in this Offer to Purchase or in the Letter of Transmittal or Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized.

We and Parent have filed with the SEC the Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file additional amendments thereto. In addition, the Schedule 14D-9 is being filed with the SEC by the Company pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional information, and the Company may file amendments thereto. Our Schedule TO and the Schedule 14D-9, including their respective exhibits and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC in the manner set forth in Section 7 — “Certain Information Concerning the Company” and Section 8 — “Certain Information Concerning Purchaser and Parent.”

Seacoast Merger Sub, Inc.

September 8, 2025

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. Unless otherwise indicated, the business address of each director and executive officer of Parent is 1 Casper Street, Danbury, Connecticut 06810. Directors are identified by an asterisk.

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship

Michael E. Castagna, Pharm.D.*, Chief Executive Officer	Mr. Castagna has served as the Chief Executive Officer and as one of the directors of Parent since May 2017. Mr. Castagna also served as the Corporate Vice President, Chief Commercial Officer of Parent from March 2016 until May 2017. From November 2012 until he joined Parent, Mr. Castagna was at Amgen, Inc., where he initially served as Vice President, Global Lifecycle Management and was most recently Vice President, Global Commercial Lead for Amgen’s Biosimilar Business Unit. From 2010 to 2012, he was Executive Director, Immunology, at Bristol-Myers Squibb Company (‘‘BMS’’). Before BMS, Mr. Castagna served as Vice President and Head, Biopharmaceuticals, North America, at Sandoz, a division of Novartis. Beginning in 1997, he held positions with commercial or medical affairs responsibilities at EMD (Merck) Serono, Pharmasset and DuPont Pharmaceuticals. He received his pharmacy degree from the University of the Sciences-Philadelphia College of Pharmacy, a Pharm.D. from Massachusetts College of Pharmacy & Sciences and an MBA from The Wharton School of Business at the University of Pennsylvania.	United States

Steven B. Binder*	Mr. Binder joined the Parent board of directors in October 2024 and was the Chief Financial Officer of Parent from July 2017 to April 2024. He also served as the Executive Vice President, Special Projects, of Parent from April 2024 to September 2024. Before joining Parent, from 2013 to 2017, Mr. Binder served as Vice President and Chief Financial Officer of the International Group of Stryker Corporation, a leading global medical technology company, based in Singapore. Prior to Stryker, Mr. Binder served in a series of senior leadership roles at BMS. His last four positions at BMS were Vice President, Finance roles over different geographic operating units: United States from 2012 to 2013, Europe from 2008 to 2011, AsiaPacific from 2005 to 2007, and Japan from 2003 to 2005. Prior to his international experience, Mr. Binder served in three senior leadership roles for Oncology Therapeutics Network, a U.S.-based independent subsidiary of BMS: Vice President, Strategic Development from 2001 to 2003, Vice President, Customer Operations from 2000 to 2001, and Chief	United States

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Financial Officer from 1997 to 2000. Before Oncology Therapeutics Network, Mr. Binder progressed through three finance and accounting roles for BMS Worldwide Medicines Group after joining the company in 1992. Before BMS, he worked for Deloitte & Touche LLP in a series of auditing roles with increasing responsibility over an eight-year period beginning in 1984. Mr. Binder received a B.S. degree in Accounting and Business Administration from Muhlenberg College and is a Certified Public Accountant.

Ronald J. Consiglio*	Mr. Consiglio has been a director of Parent since October 2003. Since 1999, Mr. Consiglio has been the Managing Director of Synergy Trading, a securities-trading partnership. From 1999 to 2001, Mr. Consiglio was Executive Vice President and Chief Financial Officer of Trading Edge, Inc., a national automated bond-trading firm. From January 1993 to 1998 Mr. Consiglio served as Chief Executive Officer of Angeles Mortgage Investment Trust, a publicly traded Real Estate Investment Trust. His prior experience includes serving as Senior Vice President and Chief Financial Officer of Cantor Fitzgerald & Co. and as a member of its board of directors. Mr. Consiglio served as a member of the board of trustees for the Metropolitan West Funds from 2003 to 2023. Mr. Consiglio served as a certified public accountant for over 17 years and was a partner in the international accounting firm of Deloitte, Haskins & Sells (now Deloitte & Touche LLP). He holds a bachelor’s degree in accounting from California State University at Northridge.	United States

Michael Friedman, M.D.*	Dr. Friedman has been a director of Parent since December 2003. In 2014, Dr. Friedman completed a decade of service as the President and Chief Executive Officer of the City of Hope National Medical Center. Previously, from September 2001 until April 2003, Dr. Friedman held the position of Senior Vice President of Research and Development, Medical and Public Policy, for Pharmacia Corporation and, from July 1999 until September 2001, was a Senior Vice President of Searle, a subsidiary of Monsanto Company. From 1995 until June 1999, Dr. Friedman served as Deputy Commissioner for Operations for the Food and Drug Administration, and was Acting Commissioner and Lead Deputy Commissioner from 1997 to 1998. He served on the board of Celgene Corporation from February 2011 to December 2019 and on the board of Smith & Nephew plc from April 2013 to April 2019. Dr. Friedman received a Bachelor of Arts degree, magna cum laude, from Tulane University, New Orleans, Louisiana, and a doctorate in medicine from the University of Texas, Southwestern Medical School.	United States

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship

Jennifer Grancio*	Ms. Grancio has been a director of Parent since March 2020. Since October 2023, Ms. Grancio has been the Global Head of Wealth at the TCW Group. From October 2020 until October 2023, Ms. Grancio served as the Chief Executive Officer of Engine No. 1, an impact investment firm. From November 2018 until October 2020, she consulted through Grancio Capital, where she worked with CEOs to accelerate high-growth company success. From 1999 to 2018, she served as a founder and executive with BlackRock’s iShares business, where she spearheaded the distribution of iShares in the United States and Europe and acted as the Global Head of Marketing and Partnerships for BlackRock’s index business. Prior to BlackRock, she was a senior associate with PricewaterhouseCoopers, a management consulting firm. Ms. Grancio serves as a board member for Ethic Inc., a sustainable investing firm, and for Harvest Savings & Wealth Technologies, Inc. She is also on the advisory boards of Say Technologies LLC and m+ funds (from Alaia Capital, LLC). Ms. Grancio earned a bachelor’s degree in economics and international relations from Stanford University, and an MBA degree in strategy and finance from Columbia Business School.	United States

Anthony C. Hooper*	Mr. Hooper has been a director of Parent since January 2020. He is also a director of BeiGene, Ltd. and Amplity Health. Mr. Hooper served as executive vice president of Global Commercial Operations for Amgen Inc. from October 2011 until August 2018. Prior to joining Amgen, Mr. Hooper spent more than 15 years at BMS. His last role there was Senior Vice President, Global Commercial Operations and president of the company’s pharmaceutical business in the Americas, Japan and intercontinental regions. Previously, he was Assistant Vice President of Global Marketing for Wyeth Laboratories and led the international marketing group for Lederle International. Mr. Hooper earned law and MBA degrees from the University of South Africa.	United States

Sabrina Kay, Ed.D.*	Dr. Kay has been a member of the board of directors of Parent since December 2020. She currently serves as the CEO of Fremont Private Investments and a Strategic Partner at VSS Capital. A serial entrepreneur, Dr. Kay was the founder and CEO of The Art Institute of Hollywood (sold to Education Management Corporation), Premier Business Bank (sold to First Foundation Inc.), Fremont University (sold to Select Education Group), Fashion Umbrella, and Dale Carnegie of Los Angeles. She serves on the boards of East West Bank and Hagerty. As a philanthropist, she has been involved with more than 30 charitable and civic organizations and currently serves on the boards of the Los	United States

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Angeles Sports and Entertainment Commission, Petersen Automotive Museum, the Leadership Council of International Medical Corps, and After-School All-Stars Los Angeles, which she chaired for over 20 years. Dr. Kay holds an Ed.D. and M.Sc. in Education from the University of Pennsylvania and an MBA from the University of Southern California.

Christine Mundkur, J.D.*	Ms. Mundkur has been a director of Parent since November 2018. Ms. Mundkur most recently served as Chief Executive Officer and non-voting Chairman of the Board of Directors for Impopharma Inc., a developer of complex formulations focused on inhaled pharmaceutical products, from February 2013 to February 2017. While at Impopharma, Ms. Mundkur led the transition of the company from a successful clinical research organization into a generic pharmaceutical inhalation development company. Her work included the internal development and filing of Abbreviated New Drug Applications for spray and inhalation products. Ms. Mundkur also previously served as President and Chief Executive Officer of the U.S. Division and Head of Commercial Operations for North America for Sandoz, Inc. from January 2009 to April 2010. She served as Chief Executive Officer of Barr Laboratories, Inc. from April 2008 to December 2008, where she started her career as quality and regulatory counsel in 1993. In addition, Ms. Mundkur has served as a strategic consultant advising several clients on global pharmaceutical business strategies. Ms. Mundkur currently serves on the board of directors of Cardinal Health and served on the board of directors of Lupin Limited from April 2019 through December 2022. Ms. Mundkur holds a J.D. from the St. Louis University School of Law and received her B.S. degree in chemistry from St. Louis University.	United States

James S. Shannon, M.D., MRCP (UK)*	Dr. Shannon rejoined the board of directors of Parent in May 2015 after previously serving as a director of Parent from February 2010 until April 2012. Dr. Shannon was appointed Chairman of the board of directors of Parent in December 2020. From May 2012 until his retirement in April 2015, Dr. Shannon was the Chief Medical Officer of GSK plc. He formerly held the position of Global Head of Pharma Development at Novartis AG, based in Basel, Switzerland from 2005 until 2008. After joining Sandoz in 1994 as Head of Drug Regulatory Affairs, Dr. Shannon led the Integration Office for R&D overseeing the creation of the Novartis R&D group from those of Ciba-Geigy Ltd. and Sandoz. Following the merger, he was appointed Head of the Cardiovascular Strategic Team and subsequently became Global Head of Project and Portfolio Management before being appointed Global Head of Clinical Development and	United States

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Medical Affairs in 1999, a position that he held until 2005 when he was appointed to Head Pharma Development. Between 2008 and joining GSK, Dr. Shannon served on the boards of a number of companies, including Biotie, Circassia, Crucell and Endocyte. He also sat on the board of Cerimon Pharmaceuticals where he held the position of interim Chief Executive Officer and President from January 2009 until April 2010. Dr. Shannon has also served on the boards of Immodulon Therapeutics Limited from July 2015 until December 2021 and Horizon Therapeutics from August 2017 to October 2023. He is currently Chairman of the boards of Kyowa Kirin (NA), Inc. (since July 2019) and of ProQR Therapeutics NV (since May 2024), and has served on the boards of Leyden Labs since September 2020 and Xilio Therapeutics since June 2024. He first entered the pharmaceutical industry in 1987 joining Sterling Winthrop Inc., working initially in Europe and subsequently in the USA, where he held positions of increasing responsibility in the management of research and development ultimately serving as Senior Vice-President, Clinical Development. Dr. Shannon is trained in Medicine and Cardiology. He received his undergraduate and postgraduate degrees at Queen’s University of Belfast and is a Member of the Royal College of Physicians (UK).

Chris Prentiss, Chief Financial Officer	Mr. Prentiss has been the Chief Financial Officer of Parent since April 2024. From September 2022 until March 2024, Mr. Prentiss served as Chief Financial Officer of ADARx Pharmaceuticals, Inc., a privately held clinical-stage biotechnology company. Between April 2015 and November 2021, he held a series of finance positions of increasing responsibility at the commercial-stage biotech company Adamas Pharmaceuticals, Inc. (“Adamas”), culminating in Chief Financial Officer commencing in November 2019. His responsibilities at Adamas included finance, accounting, investor relations, information technology and facilities. From June 2013 until March 2015, he was Vice President, Finance and Corporate Controller of InterMune Inc., a commercial-stage biotech with responsibilities over all aspects of corporate accounting, reporting, and treasury. Prior to that, Mr. Prentiss was Senior Director, Controller at Dynavax Technologies Corporation, a clinical-stage biopharmaceutical company, from May 2012 to June 2013, where he was responsible for the accounting and tax functions. From 2005 to 2012, Mr. Prentiss worked here at MannKind, where he held senior finance positions of increasing responsibility. Prior to that, Mr. Prentiss was a Senior Manager at KPMG LLP in the assurance practice. Mr. Prentiss received a B.Sc. degree in Accounting from Loyola Marymount University, and an	United States

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
MBA from Indiana University. Mr. Prentiss is a licensed CPA (inactive) in California.

Dominic Marasco, R.Ph., President, Endocrine Business Unit	Mr. Marasco, has been the President, Endocrine Business Unit of Parent since January 2025. Prior to joining Parent, Mr. Marasco held the position of Executive President, Chief Commercial Officer for Envision Pharma Group, a global technology-enabled strategic solutions partner for the life sciences industry, from February 2023 until August 2024, leading its technology and artificial intelligence business units and all commercial operations. Before joining Envision Pharma, Mr. Marasco was Chief Commercial Officer at BioAgilytix Labs, Inc., a global bioanalytical laboratory, from December 2019 until December 2022. Prior to BioAgilytix, he was Executive Vice President, Global Business Development, Commercial Group at Syneos Health from February 2018 until December 2019, after serving in progressive leadership roles at Amgen, Inc. including Head of U.S. Sales for the Neuroscience Business Unit and before that Global Commercial Head, Amgen Biosimilars. Mr. Marasco also held successful commercial leadership roles at Sandoz Biopharmaceuticals, a Novartis Company, and Quintiles Transnational Holdings Inc (now IQVIA). He began his career as a pharmacist before joining Eli Lilly and Company in a sales capacity. Mr. Marasco has a Bachelor of Science degree from the Philadelphia College of Pharmacy and completed Harvard Business School’s Advanced Management Program.	United States

Sanjay Singh, M. Pharma., MBA, Executive Vice President, Technical Operations	Mr. Singh has been the Executive Vice President, Technical Operations of Parent since October 2022. Before joining Parent, since 2011 Mr. Singh served as Sr. Vice President and Associate President Technical Operations in India and USA at Aurobindo Pharma, a leading generic pharmaceutical manufacturing company, headquartered in Hyderabad, India. Prior to Aurobindo, Mr. Singh worked in various leadership roles at Cipla Ltd from 2000 to 2007 and 2008 to 2011, Glenmark Pharma from 2007 to 2008, Nicholas Piramal India Ltd from 1992 to 2000 and Cadila Laboratories from 1990 to 1991. Mr. Singh has been associated with the Parenteral Drug Association (PDA) and was the founding president of the PDA, India chapter before moving to the US in 2015. Mr. Singh received an M. Pharma. degree in Pharmaceutical Chemistry from LM College of Pharmacy, Ahmedabad, India and an MBA degree from Institute of Management Studies, Indore, India.	United States

David Thomson, Ph.D., J.D., General Counsel and Corporate Secretary	Dr. Thomson, has been the General Counsel and Corporate Secretary of Parent since January 2002. Prior to joining Parent, he practiced corporate/commercial and securities law at a major Toronto law firm. Earlier in his career,	United States

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Dr. Thomson was a post-doctoral fellow at the Rockefeller University. Dr. Thomson obtained his B.S., M Sc. and Ph.D. degrees from Queens University and obtained his J.D. degree from the University of Toronto.

Stuart Tross, Ph.D., Chief People and Workplace Officer	Dr. Tross, Ph.D. has been the Executive Vice President, Human Resources of Parent since December 2016, with responsibilities for human resources, corporate communications and west coast facilities. From 2006 to 2016 he served in various roles of increasing responsibility at Amgen, Inc., most recently as Senior Vice President and Chief Human Resources Officer responsible for human resources and security on a global basis. From 1998 to 2006 he served in a series of leadership roles at BMS, most recently as Vice President and Global Head of Human Resources for Mead Johnson Company. Mr. Tross received a B.S. degree from Cornell University and M.Sc. and Ph.D. degrees in Industrial-Organizational Psychology from the Georgia Institute of Technology.	United States

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated, the business address of each director and executive officer of Purchaser is 1 Casper Street, Danbury, Connecticut 06810. Directors are identified by an asterisk.

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Michael E. Castagna, President*	See response for Parent	United States
David Thomson, Secretary*	See response for Parent	United States
Chris Prentiss, Treasurer and Chief Financial Officer*	See response for Parent	United States

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Company Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

Broadridge Corporate Issuer Solutions, LLC

By Mail:	By Hand, Overnight Mail, Express Mail, Courier, or Other Expedited Service:

Broadridge, Inc. Attention: BCIS Re-Organization Dept. P.O. Box 1317 Brentwood, NY 11717-0718	Broadridge, Inc. Attention: BCIS IWS 51 Mercedes Way Edgewood, NY 11717

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can contact the Information Agent at the email address and telephone number set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

7 Penn Plaza

New York, New York 10001

(212) 929-5500

or

Call Toll Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com